Cognex 2025 Annual Report

Better Growth & Margins

Renew & Refresh

CGNX
SEED COMPANY
SINCE 1981
IS3800 MULTICO
IS8900-MORITEX
MORITEX
COGNEX
RON LIGHT

Get growing!

Planting AI leadership, nurturing best-in-class customer experience, doubling our base, and harvesting profitable growth.























On the cover:

Better Growth & Margins *Contributors*

In a year of careful planting and smart pruning, we focused our garden on three beds: lead in AI for industrial machine vision applications, deliver the best customer experience in the industry, and doubling our customer base. New AI-enabled offerings—DataMan®, OneVision™, and SLX™ —made advanced machine vision easier to deploy and scale, while a unified, customer-first go-to-market engine expanded our reach. The early harvest: revenue up 9%, profitability up more than 30% with margins blooming for the first time since 2021 and robust free cash flow to reinvest. With strong roots, a seasoned team, and fertile market tailwinds, we're cultivating profitable growth today and a larger, healthier garden for the seasons ahead.

Matt Moschner
Appointed as *President and Chief Executive Officer* in 2025, Matt is leading a Renewed & Refreshed Cognex®—clarifying priorities, simplifying execution, and driving durable, profitable growth. His strategy focuses on three objectives: lead in AI for industrial machine vision, deliver the industry's best customer experience, and double the customer base. He's been championing our Work Hard, Play Hard, Move Fast culture since 2017.

Dennis Fehr
SVP & CFO. In his article, "On the Margins," Dennis explains how cost discipline and sharper focus is strengthening Cognex's financial foundation to serve customers and compound margins for years to come.

Carl Gerst
EVP, Global Sales & Products. In Carl's renovation-inspired piece, he describes rebuilding the sales engine for scale and simplicity, creating a more integrated, data-driven organization.

Reto Wyss
VP of Vision Engineering. Reto spotlights OneVision, an all-in-one design platform that takes projects from first sketch to final punch list, scaling like a global design firm: develop centrally, deploy globally, and fine-tune locally.

Shirin Saleem
VP of Software Engineering. Shirin's "layer-cake" recipe delivers scalable, global innovation on a common foundation—with a chef's tip to balance technical depth and speed: let software rise without missing the plate.

Darren Long
VP of Customer Success. Darren recasts loyalty as a farmstand craft—dedicated care at every stage—building a flexible, market-day model that meets customers where they are so they can "fill their basket."

Sheila DiPalma
EVP of Employee Services and Chief Culture Officer. Sheila shares a host's playbook, rooted in our ten core values, to create a welcoming, high-performance culture where people engage, grow, and stay.

Mike Bowdoin
As *VP of Operations*, Mike's kitchen-table Q&A offers three practical rules that fuel *Better Growth & Margins*, with operational excellence defined as liquidity, speed, and resilience.

Richard Reuter
Our *VP of Hardware Engineering* reviews 2025's top machine-vision tools—AI-enabled embedded hardware that transforms everyday volume into organized operations.

Mark Fennell
As *Chief Legal Officer and Corporate Secretary*, Mark is the guardian of both creativity and compliance—keeping our annual report witty, sharp, and safely within the lines. He's the person who makes sure our parodies stay parody, our fine print stays fine, and our bold ideas don't trip over the rulebook.

Renew & Refresh

by Matt Moschner



Dear Shareholders,

Nine months ago, I stepped into the role of CEO at what I believe is a pivotal moment for Cognex. Our industry is experiencing a generational transformation—one that goes right down to the studs. Artificial Intelligence (AI) is accelerating technological innovation. Global trade and tariff policies are reshaping supply chains. Meanwhile, labor shortages and increasing regulatory pressures are driving companies to invest more heavily in automation.

Against this backdrop, I see tremendous opportunity. Housing is all about location, and Cognex has always sat at the intersection of breakthrough technology and real-world impact. Moments of transformation like this are when Cognoids excel, and it's an exciting time for our company. I am confident in the progress we are making—both in our business and in advancing our technology—as we build on our leadership in AI and capitalize on a large, growing market. It's the perfect time for a thoughtful redesign!

Remodeling Machine Vision to Make It Easier Than Ever

At our Investor Day in June 2025, I outlined three design principles to transform Cognex into a dream home for machine vision with a future-ready, AI-driven vision platform.

- Lead in AI for industrial machine vision applications.
- Deliver the best customer experience in the industry.
- Double our customer base by scaling our go-to-market engine to reach new segments, geographies, and verticals.

To drive these objectives, I assembled a leadership team drawn entirely from our deep internal talent bench of architects, designers, and builders—a testament to the strength of our culture and the caliber of our people. For the first time, four newly created strategic roles—AI Vision Engineering, Software Engineering, Hardware Engineering, and Customer Success—report directly to me. This structure positions us to execute on our profitable growth agenda, deliver exceptional value to customers, and strengthen our industry leadership.

Editor-Tested AI Designed to Lead

We love great gadget recommendations at *Better Growth & Margins*, and when it comes to AI, our top picks for 2025 are all in-house. We are building on nearly a decade of AI leadership to create tools that not only push the boundaries of performance but also dramatically simplify the user experience. With our talent, technology, and proven track record of delivering breakthrough capabilities, we are uniquely positioned to win in the AI era.

This year, we introduced several powerful AI-enabled vision tools that will immediately transform any living space, factory floor, or distribution center:

• **JANUARY:** The launch of the DataMan® 290 and 390 barcode readers brought advanced AI capabilities to our flagship code-reading portfolio. These products combine exceptional performance with an effortless end-to-end experience. Key features include one-click setup, intuitive web-based tools, and reliable decoding—even for damaged or challenging codes.

• **JUNE:** We introduced the OneVision™ cloud-based platform that unifies Edge Learning and Deep Learning in a single environment. This advancement enables customers to train powerful new models and deploy them seamlessly across devices, lines, and sites, driving efficiency and scalability without the complexity of an industrial PC.

• **OCTOBER:** We launched our SLX™ device portfolio, delivering easy-to-deploy AI vision capabilities for logistics customers, paired with the speed and reliability of our industry-leading code reading technology.

These innovations mark exciting progress for Cognex as we apply AI to make advanced machine vision more powerful, more accessible, and easier to use than ever before.

> *"We are building on nearly a decade of AI leadership to create tools that not only push the boundaries of performance but also dramatically simplify the user experience."*

From Blueprint to Build: Renovating Customer Experience

While our best-in-class technology has long set Cognex apart, the rapid pace of change in machine vision makes superior customer experience just as critical to sustaining industry leadership.

We are committed to delivering the industry's best customer experience by ensuring seamless engagement from initial interaction through full-scale deployment. This commitment is powered by our direct sales model, an increasingly unified product ecosystem, and enhanced customer support capabilities.



Customers Added

2025 — 9K
2024 — 3K

In 2025, we made meaningful progress bringing this blueprint to life: deploying AI tools to enhance every stage of the customer journey, expanding service models so customers can choose the level of support that fits their needs, and embedding more "voice of the customer" into our product development and service design than ever before.

Expanding the Floor Plan: Making Room for More Customers

Our third strategic objective is as bold as color drenching a living room: to double the number of customers we serve over the next five years. This growth will be fueled by an enhanced

---

on the margins /know your finances

by Dennis Fehr

We are pleased to report that in 2025 *Better Growth & Margins* delivered strong prose, stylish decorating tips and—most importantly—advanced on all key financial beautification projects: delivering 9% revenue growth, expanding profit margins by 440 basis points, and increasing free cash flow by 77% compared to 2024. Since becoming

CFO of this storied publication, I have sharpened our organization's focus on bottom-line profitability with disciplined editing and cost management. We are making the most of every square foot.

This approach was the perfect way to create a fuss-free interior without sacrificing style. Our operating expenses declined 2% while revenue grew 9%, yielding an incremental profit margin of greater than 50% for the year. In addition, we generated $237 million in free cash flow, equating to 207% of net income and 138% of adjusted net income, and we ended the year with $642 million in net cash.



Harvesting Profitable Growth

	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25
Y/Y	+20 BPS	+580 BPS	+490 BPS	+80 BPS	+730 BPS	+420 BPS
Adjusted EBITDA Margin	17.6%	18.3%	16.8%	20.7%	24.9%	23.7%
Operating Margin	13.4%	13.4%	12.1%	17.8%	20.9%	14.0%

■ Adjusted EBITDA Margin ☐ Operating Margin

It's our most exciting update we have featured in our pages since we profiled how the farmhouse went modern. The improvements in through-cycle profitability give us a durable foundation to continue serving our readers with delightful takes on growth and margins for years to come.

customer experience, a comprehensive product ecosystem, and by the transformation of our sales organization we began in 2025.

To achieve this goal, we now go to market as one unified global structure, with three distinct selling styles, each with a clear mission:

- **MARKET CREATION & EXPANSION:** planting seeds with new customer acquisition.
- **MARKET PENETRATION:** nurturing growth by increasing share of wallet.
- **PARTNER ENABLEMENT:** strengthening roots through deeper relationships with machine builders and system integrators.

We also introduced new tools across the entire lead-to-order process to increase sales activity and improve efficiency. These enhancements are more than a seasonal décor trend—they position us for a sustained uplift in sales productivity and meaningful expansion of our customer base.

Household Budgeting: 2025 Financial Performance

In 2025, revenue grew 7%, excluding one-time items impacting comparability, in line with our mid-single digit growth expectations for the early stage of the industrial cycle. Profitability increased more than 30%, with margins expanding ~360 basis points. These results demonstrate meaningful progress towards achieving our through-cycle financial targets of 10–11% organic revenue growth and 25–31% Adjusted EBITDA margins, which we recently increased from 20%-30%, as we continue to execute our strategy.

How We Cultivate a Thriving Culture

Since joining Cognex in 2017, I've seen the power of our well-tended culture to attract and retain top talent in a rapidly evolving industry where innovation drives success. Like any thriving garden, it doesn't grow by accident—it is cultivated with intention, care, and shared responsibility. It shapes how we collaborate, solve problems, and push boundaries. Our Work Hard, Play Hard, Move Fast spirit is deeply rooted, and core to what makes Cognex unique. As CEO, I'm committed to championing this culture as we scale and innovate for the future.

Strong Roots for the Growth Ahead

In 2025, we made strong progress on our strategic objectives while staying focused on profitable growth, innovation, and long-term value creation.

Our advancements in AI are making Cognex machine vision easier to deploy than ever, and structural growth drivers in our markets provide fertile ground for our technology roadmap and financial framework. Backed by an experienced leadership team and a clear mission, we are well-positioned for the next phase of growth.

The growing season for Cognex is just beginning. Our 2025 results mark an important step forward, and I am more confident than ever in our future. It is a great time to be part of Cognex.



better /good to know
Makeovers That Bring the Charm:
Salesforce Transformation
by Carl Gerst

WHEN RENOVATING A HOME, success starts with the right tools and a clear plan. At Cognex, our salesforce transformation follows the same principle—equipping our team for sustainable growth in productivity and efficiency. It's a new build that's truly timeless.

In 2025, we incorporated creative pop while keeping simple sophistication, by focusing on transforming the salesforce operating model and progressing beyond the Emerging Customer initiative. While both strategies aimed to grow our customer base, the new model is as fundamentally different as a coastal cottage is from a Tudor. It's designed for efficiency, scalability, and an exceptional customer experience, leveraging process improvements, data-driven analytics, and advanced tools to create a more efficient and integrated sales organization. We've sharpened management practices and introduced KPIs, dashboards, and leaderboards to drive focus and accountability. We're confident it's the makeover of the year—and best of all, we didn't have to go antiquing for heirloom accents, patina-rich soapstone, or a vintage cookstove to pull it off!

New tools span the lead-to-order process: dashboards, advanced prospecting, and AI-driven opportunity scoring to prioritize high-probability wins and prune low-value pursuits. These enhancements position us for sustained productivity gains and meaningful expansion of our customer base. It's the best home improvement idea we've come up with since we slashed our energy bills with one surprisingly simple drafty window fix, and is built to deliver better growth and margins for years to come.



editor's pick:
OneVision

by Reto Wyss

The All-in-One Design Tool for Projects Large and Small!

Since its debut in June, the *OneVision™* platform is quickly becoming a favorite in every designer's toolkit, helping to bring interior spaces to life by empowering designers to model and perfect projects of every size with confidence and ease. Leave the bulky lookbooks of wallpaper and furniture fabric samples on the shelf and embrace the ease and speed of AI-powered technology!

Edge Learning tools are designed specifically for quick updates and everyday layouts. Train models with just a handful of examples and get started exploring bold styles, subtle patterns, textured surfaces, and bursts of bright color in minutes! Think of them as the perfect solution for a simple room

refresh, or any space that demands fast, dependable results.

For more ambitious makeovers, designers can easily toggle to Deep Learning to handle intricate, highly customized projects with precision and confidence. Large, multi-room transformations benefit from OneVision's ability to scale effortlessly. Designers can develop centrally, then deploy consistently across multiple sites while still fine-tuning details locally.

Best of all, Edge Learning and Deep Learning live together on *OneVision's* seamless platform, so moving from simple to sophisticated never means starting over.

Early adopters are already seeing the difference: dramatically shorter project

timelines, smoother collaboration across teams, and beautifully consistent results from concept to completion that have given everything from walk-in closets to breakfast nooks a custom, cohesive look. With guided workflows made for designers of all experience levels, *OneVision* shortens setup from months to minutes—making even the most complex projects feel approachable.

Whether you are working with quality furnishings, classic elements, or cost-effective accents, from first sketch to final touch, *OneVision* will deliver the flexibility of a boutique studio with the power to scale of a global design firm.



farmstand formula
Growing Loyal Customers

from the ground up

by Darren Long

TAKE A SATURDAY MORNING STROLL through any farmers' market and you'll hear the same advice from all the busiest stands: if you want a successful harvest, you need dedicated, purposeful care at each stage of the growing season.

At Cognex, we've taken this wisdom to heart. While our technology has long been best-in-class, we are extending that same level of excellence across every step of the customer journey. The idea of the industry's #1 customer experience delights us as much as a sun-warmed heirloom tomato, and we are hard at work cultivating it.

In 2025, we focused on strengthening every phase of the customer lifecycle. For customers who like to work independently and "grow their own," we invested in self-service options— shorter guides, clearer



resources, and on-demand support. At the same time, we expanded high-touch service offerings, delivering deeper engagement and faster access to vision experts for those who want a more hands-on experience. The result is a freshly-sourced approach that makes it easy for customers to load up their baskets with the level of support that fits them best.

Whether they need a full bushel or just a carton, we're ready to meet them where they are.

Because lasting loyalty isn't harvested in a single exchange—it's cultivated through consistent engagement, from planting the first seeds to selling on market-day and even beyond.

biggest baking trend of 2025

The Full-Stack Cake
Cognex Has Been Perfecting the Recipe for Decades

by Shirin Saleem



Yields: *Scalable innovation, served globally*
Total Time: *44 years of disciplined investment*

Ingredients
- **Nearly 400 accomplished software engineers, carefully selected and continuously developed**
- **A generous measure of Ph.D.-level expertise in AI**
- **A well-stocked pantry of issued and pending patents**
- **Two proven early acquisitions (ViDi & SUALAB), fully folded in**
- **A culture seasoned with rigor, curiosity, and ownership**
- **Leading productivity tools – including AI copilots – to help teams work faster and smarter**

Directions
1. Begin with a customer-first mindset and build everything on a common software foundation.
2. Fold advanced research into real-world applications, ensuring innovations are practical, scalable, and ready to serve.
3. Integrate acquisitions early and completely, amplifying impact without adding complexity.
4. Sauce teams with tools that increase productivity and preserve quality.
5. Refine continuously through collaboration, experimentation, and direct customer feedback.

Chef's Tip
The best results come from balancing technical depth with speed–giving software time to rise while still plating it on time.

Better Growth & Margins 2025's best
Machine Vision

by Richard Reuter

If your porch feels more like a loading dock than an entryway, these smart, rapidly deployable upgrades can be set up in a flash to help your household keep up. Our editors loved these products more than anything they sampled in 2025, including Ina Garten's must-try holiday cupcake box! Use them to turn everyday package volume into a well-organized operation.





DATAMAN® 290 AND 390

The *DataMan®* 290 and *390* deliver fast, AI-enabled label reading—maintaining high performance even on damaged codes—to accurately identify every package. These industry-leading products boast an intuitive AI-guided set-up that simplifies installation and drives efficiency. Moreover, these easy-to-use products can be tailored to your factory floor: customize your reader with accessories configured to meet your unique challenges. So every box of dog food or diapers ends up exactly where it should.



IN-SIGHT® 8900

The *In-Sight®* 8900 machine vision system brings rigorous, compact quality inspection to the point of use, helping ensure the right items make it to the kitchen counter. This advanced vision system performs a wide range of critical inspection processes. It's equipped with advanced AI capabilities and powerful imaging, delivering precise, automated inspections to ensure product quality and reduce the risk of costly recalls. You won't have to worry about an expired meal delivery kit somehow slipping into your kitchen ever again!



SLX™ PORTFOLIO

And when the holiday season hits, the *SLX™ portfolio* keeps throughput high, intelligently routing packages of all sizes with warehouse-level efficiency—no forklift required! With AI-powered item detection and advanced barcode reading functionality, you can streamline logistics sorting with fast set-up, intuitive AI detection, and advanced decoding capabilities. Make sure those scented candles and cozy slippers make it into the right stockings!

FIVE TIPS: *every host should know*

by Sheila DiPalma

Raise the bar and make your home a guest favorite at your next get-together! Follow these five reliable *Better Growth & Margins*-approved tips to craft and organize a truly memorable gathering.

Create a culture people love to show up for


Customer First
Pride
Excellence
Integrity
Perseverance
Recognition
Enthusiasm
Sharing
Creativity
Fun

1 Set the Table with Intention

Great gatherings start with a strong foundation. Ours is built on ten core values—Customer First, Pride, Excellence, Integrity, Perseverance, Recognition, Enthusiasm, Sharing, Creativity, and Fun.

2 Get the Light Right

A warm glow sets a welcoming tone. Programs like ReCOGnition and Perseverance Awards spotlight achievements, motivate high performance, and help every Cognoid feel seen and valued.

3 Keep Refreshments Flowing

Bottomless learning keeps energy high and incentivizes growth, with resources that build technical expertise, leadership capability, and long-term careers.

4 Make Room to Mingle

The best hosts know when to step back. Cognoids are hardworking self-starters empowered to take ownership, innovate, and lead. We clear obstacles by automating what slows us down so ideas can circulate freely.

5 Celebrate Together

The most memorable moments and milestones are shared. At Cognex, collaboration and trust bring everyone together, and we toast success as one team. When every Cognoid owns our company's growth, we are all inspired to go further and reach higher.



ASK THE OPERATOR!

with Mike Bowdoin

*Welcome back to **Ask the Operator**, where home & garden business owners air their deepest operational secrets—and we promise not to judge. Whether you're drowning in inventory, chasing your cash like it's a runaway wheelbarrow, or praying your supplier actually ships what they promised, we've got answers. Let's open the mailbag and see what's sprouting this month.*







Dear Mike:
I like to keep my pantry overflowing—just in case. What's the harm?

Answer: An overflowing pantry might feel like preparedness, but from an operator's perspective, it's just idle cash clogging your shelves. Every extra bag of flour and "backup" jar of pesto is money sitting there doing nothing. If your shelves are permanently bulging, it's a flashing neon sign to trim back and put that capital somewhere it can actually grow instead of expire.

Dear Mike:
With so many ways to measure efficiency, which ones are worth keeping on the fridge?

Answer: Skip the metric buffet and stick with the Cash Conversion Cycle—it's the operator version of timing how fast you turn groceries into dinner and get reimbursed for it. At *Better Growth & Margins*, we've tightened ours seven straight quarters, now down to 151 days. That shift isn't cosmetic—it's the kind of operational discipline that frees up real working capital and actually feeds the business.

Dear Mike:
I had a project stall when my supplier ran out of the perfect fabric. Should I really juggle two vendors?

Answer: Relying on one fabric supplier is like betting your whole season on a single roll of gingham—one hiccup and you're stitched. Dual-source your key materials so when one mill runs dry, you're not the operator frantically calling around like you're hunting for the last bolt of plaid on Earth. It's a little extra legwork, but it keeps your shelves full and your customers convinced you're a sourcing wizard.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2025 or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____to_____.

Commission File Number 001-34218

COGNEX CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts	**04-2713778**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

One Vision Drive
Natick, Massachusetts 01760-2059
(508) 650-3000

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Common Stock, par value $.002 per share	CGNX	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large accelerated filer   ☐ Accelerated filer
☐ Non-accelerated filer   ☐ Smaller reporting company
                                              ☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

Aggregate market value of voting stock held by non-affiliates of the registrant as of June 27, 2025: $5,267,183,673
Common stock, par value $.002 per share, outstanding as of February 1, 2026: 165,707,920 shares
DOCUMENTS INCORPORATED BY REFERENCE:
The registrant intends to file a Definitive Proxy Statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 2025. Portions of such Proxy Statement are incorporated by reference in Part III of this report.

COGNEX CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2025

INDEX

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. Readers can identify these forward-looking statements by our use of the words "expects," "anticipates," "estimates," "believes," "projects," "intends," "plans," "will," "may," "shall," "could," "should," and similar words and other statements of a similar sense. Our future results may differ materially from current results and from those projected in the forward-looking statements as a result of known and unknown risks and uncertainties. Readers should pay particular attention to considerations described in the section captioned "Risk Factors," appearing in Part I - Item 1A of this Annual Report on Form 10-K. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We disclaim any obligation to subsequently revise forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date such statements are made.

Unless the context otherwise requires, the words "Cognex®," the "Company," "we," "our," "us," and "our company" refer to Cognex Corporation and its consolidated subsidiaries.

ITEM 1: BUSINESS

Our Company

Founded in 1981, Cognex Corporation (the "Company" or "Cognex") makes advanced machine vision easy, paving the way for manufacturing and distribution companies to become faster, smarter, and more efficient through automation. We are a global technology leader in industrial machine vision systems that seek to improve efficiency and help solve critical manufacturing and distribution challenges, providing support across a diverse set of industrial end markets. Our solutions blend hardware and software to capture and analyze visual information, aiding the automation of manufacturing and distribution tasks for customers worldwide. Machine vision products are used to automate the manufacturing and distribution of discrete items, such as mobile phones, automotive components, and consumer goods, by locating, identifying, inspecting, and measuring them. Machine vision can be particularly valuable for applications in which human vision is inadequate to meet requirements for size, accuracy, or speed, or in instances where substantial cost savings can be obtained through the reduction of labor costs or improved product quality.

Cognex sells to customers in nearly all major industries in which discrete items are manufactured on an assembly line or moved through a distribution center or warehouse. Our largest end markets by revenue are the logistics, packaging, consumer electronics, and automotive industries, which combined represented approximately 85% of our total revenue in 2025.

Our Industry and Market Opportunity

Machine vision is used in a variety of industries where technology is widely recognized as an important component of automated production, distribution, and quality assurance. Virtually every manufacturer or logistics provider can achieve better quality and efficiency by using machine vision. This results in a broad base of customers across a variety of industries, including logistics, packaging, consumer electronics, automotive, and semiconductor.

Our End Markets

Logistics

The logistics industry demands high-speed, efficient throughput combined with end-to-end supply chain traceability. Consumers expect fast and cost-effective fulfillment. Our logistics customers, including e-commerce and parcel companies, are facing challenging labor market conditions, increased demand, and increased costs. To address these challenges, our customers are increasingly deploying automated traceability, dimensioning, and detection solutions featuring Cognex machine vision, including barcode reading and artificial intelligence ("AI")-enabled vision technology, either directly or with the help of partners, such as original equipment manufacturers ("OEM"), machine builders, and system integrators. We believe our e-commerce logistics business is differentiated by the high performance of our barcode reading and that potential growth will be driven by retailers investing in online fulfillment and their stated desire to reduce cost.

From an automation perspective, we believe the logistics industry is currently in its early stages, relying on human labor and a low rate of robotic automation. Today, most applications in logistics are centered around barcode reading. Beyond barcode reading, we expect vision applications in logistics to grow and become a more substantial part of our business. Vision applications include tasks such as side-by-side detection, inspecting packages for damage, object and symbol recognition, and dimensioning. In 2025, we launched our first line of Solutions Experience ("SLX") devices designed for the logistics sector. SLX reflects our mission to make advanced machine vision easy by integrating industry-leading AI with intuitive deployment workflows. This combination is intended to

enable customers to address critical logistics challenges with minimal training and rapid implementation. By leveraging our latest AI vision tools, we strive to deliver powerful, scalable solutions, helping customers improve efficiency and accuracy in complex logistics environments.

Geographically, our logistics business started primarily in the United States, but has diversified into Europe and Asia, where we believe customers are beginning to catch up with the United States in logistics automation technology. Our leading e-commerce customers invested significantly into floor space capacity in late 2020 through early 2022, then took a post-pandemic "time out" to absorb excess capacity from early 2022 into 2023, and began investing at a steadier pace in 2024 with continued growth in 2025, focusing primarily on optimizing cost of existing facilities. We believe that logistics has the potential to be our highest-growth end market over the mid to long-term.

Packaging

The packaging market spans both fast-moving consumer goods and healthcare-related industries. We believe growth in the packaging market will be driven by increasingly stringent regulations around traceability, quality, and compliance, making machine vision solutions valuable for manufacturers. We believe these regulatory requirements are accelerating the adoption of advanced inspection technologies to help ensure product integrity and regulatory compliance across diverse packaging applications.

We believe the packaging market presents opportunities for growth through increased market penetration, supported by our ongoing salesforce transformation aimed at reaching a broader cross-section of customers. We believe many potential customers in this market can benefit from our portfolio of AI-driven products, which are designed for ease of setup and deployment and are intended to address critical needs for accuracy, speed, and compliance in high-volume production environments. We believe these dynamics present long-term growth potential as packaging manufacturers continue to prioritize automation and quality assurance.

Consumer Electronics

Given size and quality requirements, electronic components and devices are difficult to manufacture without machine vision. Machine vision has helped make it possible to achieve the density of today's integrated circuits and to manufacture them cost-effectively. Many electronics producers and leading OEMs rely on Cognex machine vision, including AI-enabled vision technology, 3D vision, and barcode reading, to build, inspect, and track electronic hardware and consumer devices. However, we still observe a significant amount of visual inspection in consumer electronics being performed manually. As labor becomes more costly, these customers are looking for productivity initiatives to automate their processes.

We anticipate the next wave of innovation in consumer electronics to be driven by emerging product categories such as wearable devices, foldable devices, and other AI-centric consumer hardware. These next-generation devices are expected to be produced at significant scale and will likely involve increasingly complex manufacturing processes. As a result, we expect precision and reliability in production to become more critical, creating opportunities for advanced inspection and machine vision solutions that align with our core capabilities. Cognex has close relationships with some of the largest and most sophisticated companies in the consumer electronics market, and we expect to partner with them as they bring new products to market.

Automotive

The automotive market has historically been one of our largest markets. Machine vision is used in almost every step of vehicle manufacturing, from measuring inbound parts, to guiding robot assembly, to inspecting the stitching on leather seats. We currently expect the proliferation of electronics in automobiles to be a growth driver in both internal combustion engine vehicles and electric vehicles over the long term. For example, innovations in safety, driver assist, and entertainment features will increase the number of items to be placed, tracked, measured, and inspected by machine vision.

We observed the automotive market continue to experience significant headwinds in 2025, driven in part by geopolitical and trade uncertainty. However, we anticipate industry trends such as increasing vehicle complexity, heightened inspection requirements, and the transition to electric and autonomous vehicles to create opportunities that align with our core capabilities. These trends would increase the need for high-precision machine vision systems to support complex assembly processes, battery production, and sensor integration. Additionally, we have seen regulatory pressures and consumer expectations for safety and reliability contributing to higher inspection standards across the industry. We believe these industry dynamics position our products to play an important role in enabling manufacturers to meet evolving requirements efficiently.

Semiconductor

Machine vision has made it possible to achieve the density in today's integrated circuits and to manufacture them cost-effectively. Many semiconductor manufacturers rely on Cognex machine vision, including AI-based technology,

to help ensure precise alignment of wafers during masking and etching processes, to increase traceability of wafers and die as they move through the front and back-end processes, and to help improve product quality through advanced inspection procedures.

As AI continues to drive demand for high-end logic process chips with our OEM customers, we believe the overall semiconductor market has the potential for outsized growth in the coming years.

Other

The number of end markets that can benefit from machine vision applications is expanding. Other end market uses of Cognex machine vision include regulated manufacturers reducing counterfeiting, manufacturers using 3D measurement for robotic guidance, and manufacturers serving the aerospace and defense industry.

Our Business Strategies

Our strategy is anchored in our commitment to profitable growth, generating strong free cash flow, and allocating capital with rigor to create long-term shareholder value. We believe that we are positioning Cognex for sustained success through three core strategic objectives. First, we aim to be the leading provider of AI technology for industrial machine vision applications. With nearly a decade of experience in this area, we are building cutting-edge tools that unlock new applications and dramatically simplify the user experience. Second, we remain focused on delivering the best customer experience in our industry by prioritizing reliability, efficiency and ease of doing business. Our commitment spans the full customer lifecycle - from initial engagement through post-sale support. Third, we aim to double our customer base within five years. We expect to achieve this by continuing to advance our salesforce transformation, alongside investments in improved lead generation tools.

Growth through innovation

We invest heavily in research and development to maintain our position as a technology leader in machine vision. We seek to accelerate innovation through continuous investment in AI technology, product development, and platform capabilities to stay ahead of customer needs and industry trends. We invest in technology that we believe makes advanced machine vision easy to use and more affordable, and therefore, available to a broader base of customers, such as our edge learning products that enable customers with less technical capabilities to use machine vision while reducing installation and application support. We also continue to invest in technology that seeks to address the most challenging vision applications, such as our deep learning vision software that is intended to solve complex applications with unpredictable defects and deviations.

Salesforce transformation

Historically, Cognex has been a leader in providing the most powerful machine vision technology to the most sophisticated customers and solving their most challenging automation problems. There are thousands of such customers. There is also a larger segment of customers with less complex applications and less automation engineering capacity that is looking for more standardized products that are easy to implement and easy to use. This segment has not traditionally been served by us. Our goal is to expand our business with these customers by offering tailored products and increasing our sales coverage as part of our strategic objective to double our customer base.

Beginning in 2025, we have evolved our emerging customer initiative to a comprehensive salesforce transformation strategy. While both strategies share the objective of expanding beyond our core customer base and increasing overall customer count, the current strategy represents a fundamentally different model focused on efficiency, scalability, and a better customer experience.

The emerging customer initiative primarily emphasized adding headcount and deploying easy-to-use products through a stand-alone sales organization. In contrast, the salesforce transformation centers on leveraging process improvements, data-driven analytics, and advanced tools to create a more efficient and integrated sales organization. This approach includes changes in management practices, the adoption of performance metrics and KPIs, and the use of dashboards and leaderboards to drive accountability and productivity. Beyond product simplicity, the strategy emphasizes delivering an industry-leading customer experience, which is intended to differentiate Cognex in the marketplace and support attractive growth and margin expansion. And finally, we are collaborating more intentionally with our global network of systems integrators, machine builders, and services partners to find and fulfill new business more effectively.

Expansion of market position

We continue to invest in our core markets, such as logistics, packaging, consumer electronics, and automotive, where we are a leading provider of vision and ID products for warehouse and factory automation. Within these markets, we are making investments to focus on what we believe to be the fastest-growing applications and use

cases. In the logistics market for example, we are moving beyond barcode reading into more complex applications in distribution centers and parcel and post warehouses.

<u>Inorganic growth</u>

We view inorganic growth as a complement to our core organic growth strategy, and we intend to pursue acquisitions that represent a strong strategic fit and deliver meaningful synergies while enhancing long-term growth and profitability. We plan to drive inorganic growth through deeper penetration of our served machine vision market and expansion into adjacent markets. We are focusing specifically on markets in which we expect our products and solutions, application expertise, and customer and industry relationships to enable us to provide value to end users.

We intend to leverage our strong balance sheet and cash generation to execute acquisitions that align with our strategic priorities, including leadership in AI technology, delivering best-in-class customer experience, and expanding our customer base. Potential transactions may include smaller acquisitions or larger opportunities exceeding the size of our previous acquisitions, such as Moritex Corporation ("Moritex"), which we acquired in 2023, with an enterprise value of approximately $270 million.

In evaluating potential inorganic opportunities, we apply a disciplined framework focusing on businesses with attractive growth profiles, strategic alignment, and opportunities to expand our product lines, customer base, or technical talent. Through acquisitions, we aim to enhance our market position, accelerate innovation, and create shareholder value over the long term.

<u>Culture</u>

Our strong and unique corporate culture reinforces our values of customer first and innovation, and enables us to attract and retain smart, enthusiastic, and creative talent who are motivated to solve vision tasks for customers and improve efficiency and quality throughout our served markets.

Products and Technology

Cognex offers a range of machine vision systems and sensors, vision software, and barcode readers designed to meet customer needs at different performance and price points. Our products range from deep learning solutions that solve complex applications with unpredictable defects and deviations, to lower-cost vision sensors that conduct simple presence/absence inspections. Our products have a variety of physical forms, depending on the user's needs. For example, customers can purchase vision software to use with their own camera and processor, or they can purchase a standalone system that combines imager, processor, and software into a single package.

<u>Vision Systems and Sensors</u>

Vision systems combine smart cameras and software to perform a wide range of tasks, including part location, identification, measurement, assembly verification, and robotic guidance. Vision sensors can deliver an easy-to-use, low-cost, reliable solution for simple pass/fail inspections, such as checking the presence and size of parts. In-Sight® vision systems and sensors include our 2D and 3D vision systems. These products leverage various forms of AI, including rule-based coding, as well as deep learning and edge learning technology leveraging pre-trained models powered by neural networks. Our product portfolio is intended to meet the varying price and performance requirements of our broad base of industrial customers. Our deep learning-based systems automate and solve complex inline inspections that typically require human judgment for defect detection, optical character recognition ("OCR"), assembly verification, or classification. Similar to our deep learning-based systems, our edge learning-based systems use pre-trained models, but on simpler applications that prioritize ease of use and have a broader appeal with easier and faster implementation and training.

<u>OneVision</u>

In 2025, we launched OneVision™, a cloud-based platform designed to transform how manufacturers build, train, and scale AI-powered vision applications. OneVision enables customers to integrate advanced AI models into vision jobs with increased ease, combining the performance of deep learning with the simplicity of edge-based solutions.

The OneVision™ platform is designed to support global manufacturing requirements by offering cloud-based advantages alongside edge computing for low-latency inference. Key capabilities include accelerated AI model training on multi-GPU clusters, access to advanced architectures optimized for deployment on Cognex embedded products, and tools for cross-site project management to help streamline collaboration. OneVision™ helps accelerate customer adoption by removing traditional barriers to deploying AI-powered vision solutions. Its cloud-based architecture combined with edge computing capabilities simplifies the lifecycle - from data curation and model training to validation and deployment - making advanced AI more accessible to a broader range of manufacturers, while easily integrating with our In-Sight product portfolio.

<u>Vision Software</u>

Vision software offers customers the flexibility of the Cognex vision tools library to use with third-party cameras, frame grabbers, and peripheral equipment. Cognex VisionPro® software offers a suite of patented vision tools, including both traditional rule-based tools and deep learning-enabled tools, for advanced programming. Its QuickBuild™ prototyping environment is intended to allow customers to build vision applications with the simplicity of a graphical flowchart-based programming interface.

<u>Barcode Readers</u>

Cognex industrial image-based barcode readers read 1D, 2D, label-based, and direct part mark ("DPM") codes found in nearly every industry including logistics, automotive, consumer products, and medical-related. The DataMan® product line, which includes fixed-mount and handheld models, as well as barcode verifiers, help organizations improve performance, increase throughput, and help control traceability.

<u>Vision Accessories</u>

Cognex vision accessories are designed for easy integration with Cognex products and applications. Cameras are available in both area scan and line scan formats to address a variety of applications. Lenses and lighting are also available in both embedded and component formats to support image acquisition, including a range of optical components that were added to the Company's vision accessory portfolio with the acquisition of Moritex. From value solutions to high-performance hardware, Cognex offers industrial cameras, lenses, lighting, vision controllers, frame grabbers, and I/O cards to help meet customer requirements.

Research, Development, and Engineering

Cognex engages in research, development, and engineering ("RD&E") to enhance our existing products and to develop new products and functionality to address market opportunities. We believe that a continued commitment to RD&E activities is essential to maintain or achieve product leadership with our existing products and to provide innovative new product offerings, as well as to provide engineering support for large customers. In addition, we consider our ability to accelerate time to market for new products to be critical to our revenue growth. We incurred RD&E costs of approximately $139 million (14% of revenue), $140 million (15% of revenue), and $139 million (17% of revenue), for the years ended December 31, 2025, 2024, and 2023, respectively.

We expect to continue our commitment to RD&E to introduce new platforms, products, and solutions throughout economic cycles. Over the past several years, we have designed and launched a comprehensive product ecosystem, with hardware, software, services, and support, designed to help customers standardize on the Cognex vision platform globally. We expect to realize productivity gains in research and development through our new platform strategy, which will help enable greater engineering efficiency and accelerated product development cycles. In addition, we have introduced AI-assisted coding tools for our software engineers, further enhancing development speed and reducing complexity. These advancements are expected to improve scalability, optimize resource utilization, and support our long-term innovation objectives which we believe will enable us to reduce RD&E costs as a percentage of revenue.

Intellectual Property

We rely on the technical expertise, creativity, and knowledge of our personnel, and therefore, we utilize patent, trademark, copyright, and trade secret protection to maintain our competitive position and protect our proprietary rights in our products and technology. While our intellectual property rights are important to our success, we believe that our business as a whole is not materially dependent on any particular patent, trademark, copyright, or other intellectual property right.

Operations

Most of Cognex's hardware products, including our vision systems, vision sensors, and barcode readers, are manufactured utilizing third-party contractors, whereby the majority of component procurement, system assembly, and initial testing are performed by electronics manufacturing services suppliers. Cognex's primary contract manufacturers are located in Indonesia and Malaysia. We purchase assembled goods from our contract manufacturers, who use specified components sourced from vendor lists approved by Cognex and assembly/test processes created and controlled by Cognex. After the completion of initial testing, assembled products from our contract manufacturers are routed to our distribution centers where trained Cognex personnel load Cognex software onto the products, provide additional assembly and image alignment as needed, and perform quality control procedures. Cognex manufactures optical components, including our lenses and lighting, at our in-house production plants located in China and Vietnam that are then stocked in our distribution centers in the United States, Europe, and Asia. Cognex ships finished products for customers from these distribution centers.

Sales Channels and Support Services

Our go-to-market strategy has evolved through our salesforce transformation into an integrated global organization supported by a unified product ecosystem and a strong focus on delivering a holistic customer experience. As part of this transformation, we have aligned our sales teams around three distinct selling approaches, each with a dedicated mission.

- **Market Creation and Expansion** – a team focused on acquiring new customers and deepening relationships with existing accounts by promoting AI-enabled, easy-to-use products;

- **Market Penetration** – more advanced sales engineers dedicated to increasing share of wallet within existing accounts by leveraging the full Cognex ecosystem and supporting new accounts requiring more sophisticated vision solutions; and

- **Partner Enablement** – experienced sales engineers who manage relationships with value-added partners, including machine builders, system integrators, and automation solution providers, helping to ensure integration and coordination between partners and end users.

This structured approach is intended to enhance customer engagement and expand market reach across diverse customer segments.

Sales to customers based outside of the United States represented approximately 67% of our total revenue in 2025, with approximately 25% from customers based in Europe, approximately 16% from customers based in Greater China, and approximately 26% from customers based in other regions outside the United States. Sales to customers based in Europe are denominated in Euros and U.S. Dollars, sales to customers based in Greater China are denominated in Renminbi for sales within Mainland China and U.S. Dollars in other territories, and sales to customers based in other regions are denominated in U.S. Dollars, Japanese Yen, Korean Won, Indian Rupee, and Mexican Pesos.

Cognex's service offerings represent less than 10% of our total revenue and include maintenance and support, consulting, and training services. Maintenance and support programs include hardware support programs that entitle customers to have products repaired, as well as software support programs that provide customers with application support and software updates to the latest software releases. Application support is provided by technical support personnel located at Cognex regional offices, as well as by field service engineers that provide support at the customer's production site. We also provide consulting services that range from a specific area of functionality to a completely integrated installed application. Training services include a variety of product courses that are available at our offices worldwide, at customer facilities, and online. We are committed to delivering the industry's best customer experience. We believe that this is achieved through a direct sales model, a unified product ecosystem, and enhanced customer support capabilities, all designed to provide simplicity, speed, and reliability for customers worldwide.

Competition

Cognex is one of the leading machine vision companies in the world. Our competitors include other vendors of machine vision systems, controllers, and components; manufacturers of image processing systems, sensors, and components; and system integrators. We also compete with internal engineering departments of current or prospective customers, as well as open-source tools available from various companies, including tools using AI.

Human Capital

Our employees are our most valuable asset and are critical to our success. We create and maintain an environment where "Cognoids," a unique name for our employees, can engage with each other, perform their best work, develop

their careers, and be creative. As of December 31, 2025, Cognex employed 2,745 Cognoids globally, including 1,600 in selling, general, and administrative activities, 575 in research, development, and engineering, and 570 in manufacturing, quality assurance, and service activities. Of our 2,745 Cognoids, 1,876 are based outside of the United States.

We pride ourselves on having a unique culture that exemplifies our motto of *Work Hard, Play Hard, Move Fast*. Our culture guides the actions and behaviors of our Cognoids and is defined by our ten values - *Customer First, Excellence, Perseverance, Enthusiasm, Creativity, Pride, Integrity, Recognition, Sharing, and Fun*. We are committed to finding the very best talent to be part of our growing technology company. We believe our culture enables us to attract and retain smart, energetic, and creative talent, and is central to our ability to execute our operating plans and strategic initiatives. To preserve and enhance our corporate culture, while recognizing differences across and within regions, we have a global team of Cognoids who serve as Ministers of Culture, led by our Chief Culture Officer.

We believe in investing in tools and resources that support employees' learning and development and setting a compensation structure that reflects the Company's commitment to a pay-for-performance philosophy. We believe these efforts align with our stockholders' long-term interests and better position Cognex to continue to operate as a leader in the machine vision industry.

Regulatory Compliance

Cognex's capital expenditures, earnings, and competitive position are not materially affected by compliance with federal, state, and local environmental provisions, which have been enacted or adopted to regulate the distribution of materials into the environment.

Available Information

Cognex maintains a website at www.cognex.com. We make available, free of charge, on our website in the "Company" section under the caption "Investor" followed by "Financials" and then "SEC Filings," our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. Cognex's reports filed with, or furnished to, the SEC are also available at the SEC's website at www.sec.gov. Cognex has used, and intends to continue to use, its investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Information contained on our website is not a part of, or incorporated by reference into, this Annual Report on Form 10-K or in any other document or report that Cognex files with the SEC, and any references to Cognex's website are intended to be inactive textual references only.

ITEM 1A: RISK FACTORS

The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect our company in the future. If any of these risks were to occur, our business, financial condition, or results of operations could be materially and adversely affected. This section includes or refers to certain forward-looking statements. We refer you to the explanation of the qualifications and limitations of such forward-looking statements, appearing under the heading "Forward-Looking Statements" in Part II - Item 7 of this Annual Report on Form 10-K.

Risks Related to Execution of our Business Strategy

Our failure to introduce new products in a successful and timely manner could result in the loss of our market share and a decrease in our revenues and profits.

The market for our products is characterized by rapidly changing technology and increasingly capable competitors. Accordingly, we believe that our future success will depend on our ability to accelerate time-to-market for new products with improved functionality, ease-of-use, performance, and price. This includes continuing to introduce products embedded with AI technology that augments rule-based machine vision with image-based analysis. There can be no assurance that we will be able to introduce new products in accordance with scheduled release dates or that new products will achieve market acceptance. Our inability to keep pace with the rapid rate of technological change and customer demands in the high-technology marketplace could have a material adverse effect on our operating results. In addition, we may not achieve significant revenue from new product investments for several years, if at all. Moreover, new products, if introduced, may not generate the gross margins that we have experienced historically.

Increased competition may result in decreased demand or prices for our products and services and may harm our operating results.

The machine vision market continues to be fragmented and competitive. Our competitors include primarily other vendors of machine vision systems, controllers, and components; manufacturers of image processing systems, sensors, and components; and system integrators. We also compete with internal engineering departments of current or prospective customers, as well as open-source tools available for free from various companies, including tools using AI.

Advancements in the availability of sophisticated AI algorithms and open-source machine vision platforms may lower barriers to enter our market in the future. A further fragmentation of the market could intensify pricing pressures and challenge our ability to differentiate our products on performance or features. Additionally, large technology companies and other competitors with substantial financial and technological resources may continue to develop and distribute free or low-cost solutions. If we fail to effectively respond to these trends through innovation, customer experience improvements, cost management, or other strategies, our competitive position could weaken. This could result in decreased market share and have a material adverse effect on our revenue, gross margins, and operating results.

Further, companies in our industry could attempt to strengthen their market positions through consolidation. Such industry consolidation may result in stronger competition and may be accompanied by pressure from customers for lower prices. This could have a material adverse effect on our revenue, gross margins, and operating results.

If we fail to attract and retain key talent, effectively plan for and execute management succession, and maintain our unique corporate culture, our business and operating results could suffer.

To support our growth and execute our operating plans and strategic initiatives, we must effectively attract, train, develop, motivate, and retain skilled employees, while maintaining our unique corporate culture. Technical personnel with experience in machine vision, and AI technology, are in high demand. We rely on attracting and retaining talent with these skills to execute our product development plans. We use time-based and performance-based equity awards, including stock options and restricted stock units ("RSUs"), including performance restricted stock units ("PRSUs"), as a key component of compensation for our more senior employees to align employee interests with the interests of our shareholders, provide competitive compensation packages, and encourage employee retention. Our stock price volatility may cause periods of time during which option exercise prices might be less than the sale price of our common stock or the value of RSUs might be less competitive, which may lessen the retentive attributes of these awards. We are limited as to the number of stock options and RSUs that we may grant under our stock plans, and we are unsure how effective different stock-based awards with different vesting schedules will be to retain key talent. Accordingly, we may find it difficult to attract and retain employees, and any such difficulty could materially adversely affect our business.

With the appointment of our new Chief Executive Officer in June 2025, we are transitioning to a different management style and strategic focus. Navigating this transition is important to the near- and long-term success of the business. More generally, our success significantly depends on the continued contributions of our executive officers and other key management personnel. The loss of any of these individuals or the failure to successfully navigate succession could materially adversely affect our business, operating results, and financial condition. Effective succession planning is crucial to ensure smooth transitions and maintain business continuity. Failure to attract and retain executive officers and other key management personnel or to implement effective succession planning could have a material adverse effect on our business, reputation, and financial performance.

Our failure to properly manage the distribution of our products and services could result in the loss of revenues and profits.

We utilize a direct sales force, as well as a network of distribution, original equipment manufacturer, and integration partners, to sell our products and services. We are continually reviewing our go-to-market strategy to help ensure that we are reaching the most customers that we can and with the highest level of service. At times, this may require strategic changes to our sales organization or enlisting or dropping various partners in certain regions, which could result in additional costs or operational challenges.

To support the expansion of our business internationally, we may decide to make changes to our operating structure in other countries when we believe these changes will make us more competitive by reaching additional customers, offering faster delivery, importation services, and/or local currency sales. These new operating models may require changes in legal structures, business systems, and business processes that may result in significant business disruption and negatively impact our customers' experience, resulting in loss of sales. Furthermore, as we assume more responsibility for the importation of our products into other countries, we face higher compliance risk to adhere to local regulatory and trade requirements. Finally, the local stocking of finished products in countries outside of our

primary distribution centers may result in higher costs and increased risk of excess or obsolete inventory associated with maintaining the appropriate level and mix of products in multiple inventory locations, resulting in lower gross margins.

Our go-to-market strategy has distinct risks and costs, and therefore, our failure to implement the most advantageous balance in the sales and operating model for our products and services could have a material adverse effect on our revenue and profitability.

Economic, political, and other risks associated with international sales and operations could adversely affect our business and operating results.

In 2025, approximately 67% of our revenue was derived from customers located outside of the United States. In addition, we source components from suppliers located outside of the United States, including China, utilize third-party contract manufacturers, primarily located in Indonesia and Malaysia, to assemble certain of our products, and manufacture optical components at in-house production plants located in China and Vietnam. We intend to continue to expand our sales and operations outside of the United States and expand our presence in international emerging markets. As a result, our business is subject to the risks inherent in international sales and operations, including, among other things:

- various regulatory and statutory requirements,
- export and import restrictions, including trade sanctions,
- trade tariffs,
- transportation delays,
- product certification requirements,
- employment regulations and local labor conditions,
- corruption,
- difficulties protecting intellectual property,
- varying data protection and privacy laws,
- business systems connectivity issues,
- gains and losses associated with foreign currency exposures,
- difficulties injecting and repatriating cash, and
- potentially adverse tax consequences.

Any of these factors could have a material adverse effect on our business, operating results, or financial condition.

In addition to the above, we face several risks related to conducting business in China. An escalation of the China-Taiwan conflict could lead to challenges procuring integrated circuit chips from Taiwan-based vendors that are fundamental to the design of our products. Furthermore, in recent years, trade tariffs imposed by the United States on certain components imported from Chinese suppliers resulted in higher costs for our products, which, to date, have not been material to our total cost of revenue. In addition to trade tariffs, U.S. export controls that place restrictions on the exportation of our products or a subset of our products, including applicable regulations promulgated by the U.S. Commerce Department's Bureau of Industry and Security, have had a negative impact on our revenue from customers based in China.

The recent expansion of U.S. sanctions on Chinese companies, including expanded restrictions with respect to Chinese semiconductor companies, has heightened the risks and complexities for U.S. companies conducting business in China. These sanctions have led to increased scrutiny and operational challenges, which may result in costly supply chain shifts and loss of customers and business opportunities. Adjusting our business and supply chain to comply with new or amended international trade restrictions, sanctions, or tariffs can be expensive, time-consuming, and operationally challenging and may cause our customers to find alternative providers of machine vision products and services. Such restrictions are often implemented with little or no advance notice, creating uncertainty and limiting our ability to mitigate their impact effectively. Furthermore, customers in China may perceive heightened risks in doing business with U.S. companies, which may reduce demand for our products. To date, the impact of these restrictions has been immaterial to our total revenue and costs; however, if disputes and conflicts continue or further escalate, actions by governments in response could be significantly more severe and restrictive and could materially adversely affect our operating results.

Implementation of our acquisition strategy may not be successful, which could affect our ability to increase our revenue or profitability and may otherwise adversely affect our business.

We have acquired, and may continue to acquire, new businesses and technologies. In 2023, we completed our largest acquisition to date by acquiring Moritex Corporation, a global provider of premium optical components based in Japan, for an enterprise value of approximately $270 million. The Moritex acquisition, and acquisitions in general, may involve significant risks and uncertainties, which could include, among others:

- the diversion of management's attention from other operational matters,

- the inability to realize expected synergies or other benefits resulting from the acquisition, including the failure to achieve projected sales of acquired products,

- difficulties or delays integrating personnel, operations, technologies, products, processes, and systems of the acquired business, particularly in locations far from the Company's headquarters,

- the failure to retain key talent and difficulties integrating corporate cultures,

- entry into markets in which we may have limited prior experience and where competitors have stronger market positions,

- the inability to protect and secure acquired intellectual property or confidential information,

- difficulties or delays completing the development of acquired in-process technology,

- the failure to retain key customers,

- the impairment of acquired intangible assets resulting from lower-than-expected cash flows from the acquired assets,

- acquisition-related charges, which could adversely impact operating results and cash flows in any given period and could be substantially different from period to period,

- difficulties with implementing internal controls and accounting systems necessary to be compliant with requirements applicable to public companies subject to SEC reporting, and

- difficulties with closing a transaction due to regulatory approvals, employment matters, required consents, litigation, or other challenges, which could increase costs and prevent the acquisition from being completed within the expected timeframe, or from being completed at all.

Acquisitions are inherently risky and the inability to effectively manage these risks could have a material adverse effect on our operating results.

Our future capital needs are uncertain and may be influenced by various factors, including strategic initiatives, which could impact our financial condition and operating results.

Our future capital needs are uncertain and may be affected by various factors, including strategic initiatives. We may need to raise additional capital in the future for a variety of reasons, such as to acquire businesses or fund growth opportunities. Raising capital may involve issuing debt, which could increase our leverage and limit our financial flexibility, or equity, which could result in dilution to our existing shareholders. There can be no assurance that such capital will be available on favorable terms, or at all. Challenges in obtaining favorable funding may delay, reduce, or eliminate certain business activities or growth initiatives, which could adversely affect our financial condition and operating results.

If we are unable to effectively scale our operations and salesforce to support a significantly expanded customer base, our growth strategy and customer experience may be adversely affected.

As part of our strategic priorities, we are focused on expanding our customer base and transforming our salesforce to better serve a broader range of customers. Successfully executing this strategy requires significant investments in sales, support, systems, processes, and personnel, as well as effective organizational change management.

Scaling our operations to support a larger and more diverse customer base presents operational and execution risks. If we are unable to recruit, train, and retain sufficient sales and support personnel, or if changes to our sales processes, tools, and operating model do not perform as intended, we may experience operational inefficiencies, inconsistent customer engagement, delays in responding to customer needs, or reduced effectiveness of our sales efforts. In addition, expanding into new customer segments and geographies may increase complexity in managing customer relationships, product requirements, and support expectations. Failure to maintain a consistently high-quality customer experience during this period of growth could result in customer dissatisfaction, reputational harm, and reduced demand for our products.

Any inability to effectively scale our operations and salesforce, or to manage the associated organizational and operational challenges, could increase costs, limit our ability to achieve anticipated growth, and materially adversely affect our business, financial condition, and results of operations.

The failure to effectively transform our operating model, manage our expenses, and achieve expected cost reductions could adversely affect our business and financial results.

We are implementing initiatives intended to improve our operating model and productivity across key functions, with the goal of enhancing efficiency, strengthening our cost structure, and supporting long-term growth. These efforts include changes to processes, systems, and organizational design, and depend on effective execution and sustained discipline in managing our expenses.

Transforming our operating model presents operational and execution risks. If the changes we implement do not perform as intended, take longer than expected, or create disruptions to ongoing activities, we may not achieve the anticipated cost reductions or productivity benefits. Expected savings are based on various assumptions, including stable business conditions and successful adoption of new processes and tools. Unexpected challenges, such as higher-than-anticipated operating costs or delays in executing planned changes, could reduce or offset the expected benefits.

If we do not effectively transform our operating model, manage our expenses, or realize the expected cost efficiencies, our cost structure may remain higher than planned, which could materially adversely affect our business, financial condition, and results of operations.

Risks Related to Information Technology and Intellectual Property

Information security breaches may adversely affect our business.

We rely on our information technology systems, including third-party services, to effectively run our business. We may be subject to information security failures or breaches caused by social engineering, hacking, malicious software, acts of vandalism or terrorism, or other events. The risk of a cyberattack continues to increase given rapid advancements in technologies, as well as the proliferation of diplomatic and armed conflict throughout the world. Our security measures or those of our third-party service providers may not detect or prevent such breaches.

Cybersecurity threats are becoming increasingly sophisticated and frequent, with attackers employing new and varied methods such as ransomware, phishing, and advanced persistent threats. These threats pose significant risks to our operations and potentially to our customer's operations, including:

- disruption of operations, system outages, data corruption, and other disruptions, impacting our ability to deliver products and services to our customers,

- disruption of customer operations, system outages, data corruption, and other disruptions, impacting customer's ability to conduct their business,

- the distraction of management and diversion of information technology resources,

- theft of our intellectual property, including software source code, trade secrets, and other confidential business or proprietary information,

- financial losses through fraud, theft of assets, or the costs associated with responding to and mitigating the effects of an attack,

- reputation damage and loss of trust among stakeholders as a result of breaches of customer, vendor, or employee data,

- litigation, regulatory penalties, and increased compliance costs as a result of data breaches and cybersecurity incidents.

We have experienced cybersecurity incidents in the past; however, to date, these incidents have not had a material impact on our operations or financial results. Future cybersecurity incidents could have a material adverse effect on our business, reputation, financial condition, or operating results. We continuously invest in and enhance our cybersecurity measures, including employee training, incident response planning, and collaboration with third-party experts, to attempt to mitigate these risks.

Changes in laws or regulations relating to data privacy, data protection, or product security, or any actual or perceived failure by us to comply with such laws and regulations, could harm our business.

We are subject to a variety of United States and international laws, rules, policies, and other obligations regarding data protection and security breaches. Privacy and data security have become significant issues in the United States, Europe, and in many other jurisdictions where we conduct or may in the future conduct our operations. The

regulatory framework for the collection, use, safeguarding, sharing, and transfer of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. New regulations may require us to further modify certain of our information practices and could subject us to additional compliance costs. These laws continue to develop and may be inconsistent from jurisdiction to jurisdiction.

Regions and countries are introducing new laws and regulations regarding the cybersecurity of the products being sold in their markets, such as the European Union's Cyber Resilience Act and Network and Information Systems Directive 2, a European Union regulation aimed at strengthening cybersecurity across member states. Both of these regulations establish cybersecurity requirements for products, including secure software development practices, vulnerability management and reporting, incident response and lifecycle support obligations. These new laws introduce new requirements in product security and software development and our ability to comply with these requirements to prescribed timescales could result in additional cost, inhibit market access and sales, and adversely affect our business, financial condition, and operating results.

Complying with emerging and changing requirements may be costly and require us to change certain business practices. Noncompliance could result in significant fines, penalties, claims, or legal liability. Any inability to adequately address privacy and data security concerns or comply with applicable privacy or data security laws, regulations, and policies could result in additional cost, damage our reputation, inhibit sales, and adversely affect our business, financial condition, and operating results.

Changes in laws or regulations relating to artificial intelligence, data usage, or automated technologies, or any actual or perceived failure to develop, deploy, or govern such technologies responsibly, could harm our business.

Our development and use of AI, machine learning, and related technologies may subject us to evolving legal, regulatory, operational, and cybersecurity risks. AI technologies are increasingly subject to regulatory scrutiny in the United States and internationally, including under emerging frameworks such as the European Union's AI Act, which may impose requirements related to transparency, bias mitigation, data governance, and ethical deployment. Compliance with these requirements, by us or our customers, may increase costs, delay product development or commercialization, or require significant changes to our technologies or business practices.

The use of data to train, validate, and improve AI models presents additional risks related to data privacy, security, intellectual property rights, and contractual limitations on data usage. In addition, the integration of AI into our products and systems may increase exposure to cybersecurity threats, system vulnerabilities, and reputational harm if our technologies fail to perform as intended or are perceived to be used inappropriately.

Because AI regulations and standards are rapidly evolving and may be inconsistent across jurisdictions, we may face challenges in anticipating and complying with future requirements, which could materially adversely affect our business, financial condition, results of operations, or reputation.

If we fail to successfully protect our intellectual property, our competitive position and operating results could suffer.

We rely on our proprietary software technology and hardware designs, as well as the technical expertise, creativity, and knowledge of our personnel and third parties, to maintain our position as a leading provider of machine vision products. Software piracy and reverse engineering may result in counterfeit products that are misrepresented in the market as Cognex products or pirated products that contain stolen technology, such as software. Although we use a variety of methods to protect our intellectual property, we rely most heavily on patent, trademark, copyright, and trade secret protection, as well as non-disclosure agreements with customers, suppliers, employees, and consultants. We also attempt to protect our intellectual property by restricting access to our proprietary information by a combination of technical and internal security measures. These measures, however, may not be adequate to:

- protect our proprietary technology,
- protect our patents from challenge, invalidation, or circumvention, or
- ensure that our intellectual property will provide us with competitive advantages.

Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will provide us with any meaningful protection or any competitive advantage. Even if issued, existing or future patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from developing and marketing similar products, increase costs, or limit the length of patent protection we may have for our products. Furthermore, other companies may design around technologies we have patented, licensed, or developed. Moreover, changes in patent laws or their interpretation in the United States and other countries could also diminish the value of our intellectual property or narrow the scope of our patent protection. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents and the laws of foreign countries

may not protect our rights to the same extent as the laws of the United States. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar to ours. Any of these adverse circumstances could have a material adverse effect on our operating results.

Risks Related to our Supply Chain

The failure to manufacture and deliver products in a timely manner could negatively affect customer satisfaction and our operating results.

A significant portion of our products is manufactured by a third-party contractor located in Indonesia. In recent years we have taken steps to broaden our manufacturing base to attempt to further mitigate risk, diversify our supply chain, and expand our production capacity. With the acquisition of Moritex, we began in-house manufacturing of optical components, such as lenses and lighting, in production plants located in China and Vietnam. In-house manufacturing exposes us to various risks that could adversely impact our business operations and financial condition, including, but not limited to, (i) the health and safety of our employees engaged in manufacturing; (ii) the storage, use, and transportation of hazardous materials utilized in the manufacturing process; and (iii) legal risks related to environmental protection and health and safety laws in all applicable jurisdictions. Although our third-party and in-house manufacturers have the ability to shift production to plants in other regions when operations in their primary plant are disrupted, production and test equipment located at the plant that is unique to the manufacture of Cognex products creates practical challenges to doing so in a timely manner. Furthermore, the loss of a key supplier, or failure of a key supplier to access necessary credit to operate its business or otherwise remain in business, could have a material adverse impact on our operating results. Changes and additions to our supply chain require considerable time and resources and involve significant risks and uncertainties, and we can provide no assurance of return on, or success of, such investments.

We also rely on our third-party and in-house manufacturers to meet delivery schedules. We have experienced, and may continue to experience, delays in the delivery of our products from our suppliers due to the impact of global supply chain challenges or other factors. For example, in 2022, our primary contract manufacturer experienced a fire at its plant in Indonesia which destroyed a significant amount of Cognex inventories. The fire resulted in delayed shipments, loss of sales, and higher-than-normal purchase costs to replenish component inventories, which adversely impacted our business, financial condition, and results of operations through the first half of 2023. Challenges in obtaining components and maintaining production resulted in delays in meeting our delivery schedules that, as a result, delayed deliveries to our customers past their requested delivery date. Delays in customer orders also can result in delayed revenue recognition or loss of business which can impact our operating results in a particular reporting period.

Our inability to obtain components for our products could adversely affect our operating results.

Certain key electronic and mechanical components, such as integrated circuit chips, are fundamental to the design of Cognex products. Due to the impact of global supply chain challenges and other factors, we have experienced, and may continue to experience, disruptions to the supply of components for our products that have resulted, and may continue to result, in higher purchase costs, higher delivery costs, and manufacturing delays. An escalation of the China-Taiwan conflict could also lead to challenges procuring integrated circuit chips from Taiwan-based vendors that are fundamental to the design of our products.

If components purchased by our contract manufacturers have not been consumed in our production of finished goods within a certain period of time, we have been required, and may continue to be required, to purchase these components from our contract manufacturers and later sell them back when they are needed to meet our demand. While we typically expect these components to be consumed in the production of our finished goods, this arrangement may expose us to an increased risk of excess or obsolete inventory and resulting charges.

We source components from preferred vendors that are selected based on price, quality and performance considerations. In the event of a supply disruption from a preferred vendor, these components typically may be purchased from alternative vendors, which may result in higher purchase costs and manufacturing delays based on the time required to identify and obtain sufficient quantities from an alternative source. Certain Cognex products utilize components that are available from only one source. If we are unable to secure adequate supply from these sources, we may have to redesign our products, which may lead to higher costs, delays in manufacturing, and loss of sales.

Although we are taking certain actions to mitigate supply risk and have entered into agreements for the supply of many components, there can be no assurance that Cognex will be able to extend or renew these agreements on similar terms, such as purchase prices, or at all. Component suppliers may suffer from poor financial conditions, which can lead to business failure for the supplier, further limiting our ability to obtain sufficient quantities of

components on reasonable terms, or at all. Therefore, Cognex remains subject to risks of supply shortages and price increases that can adversely affect our business, gross margins, and operating results.

Our products may contain design or manufacturing defects, which could result in reduced demand, significant delays, substantial costs, or customer dissatisfaction and/or loss of sales.

If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in shipment and material repair or replacement costs. Due, in part, to our focus on releasing new products as quickly as possible to satisfy customer demands, our release-to-market process may not be robust enough to detect significant design flaws or software bugs. While we engage in product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers and contract manufacturers, these actions may not be sufficient to avoid a product failure rate that results in:

- substantial delays in shipment,

- significant repair or replacement costs,

- product liability claims or lawsuits, particularly in connection with life sciences customers, electric vehicle battery manufacturers, or other high-risk end-user industries,

- customer dissatisfaction and/or loss of sales, or

- potential damage to our reputation.

Any of these results could have a material adverse effect on our operating results.

Risks Related to Financial Performance

The loss of, or significant curtailment of purchases by, large customers could have an adverse effect on our business.

At different times over the past few years, we have had one customer that represented a material portion of our total revenue. Large customers may divert management's attention from other operational matters and pull resources from other areas of the business, resulting in potential loss of sales from other customers. In addition, large customers may receive preferred pricing and a higher level of support, which may lower our gross margin. Furthermore, in certain instances, due to long supplier lead times, we may purchase inventory in advance of receipt of a large customer purchase order, which exposes us to an increased risk of excess or obsolete inventory and resulting charges. The loss of, or curtailment of purchases by, any one or more of our large customers, has had, and could in the future have a material adverse effect on our operating results.

Our financial performance varies quarterly due to seasonal and cyclical purchasing patterns and the timing of large customer orders, which can lead to challenges in accurately forecasting our financial results.

Our business experiences significant seasonal variations, with certain quarters typically generating higher revenues due to industry cycles and customer purchasing patterns, which can significantly impact quarterly results depending on their timing. The sale of our products and services is dependent on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics industry is particularly volatile, making demand difficult to anticipate, which exposes us to increased risk of excess and obsolete inventory and resulting charges. This volatility can also lead to challenges in forecasting our financial results. Failing to meet quarterly revenue and earnings expectations due to these seasonal and cyclical trends could negatively impact investor confidence, resulting in stock price volatility and potential reputational damage.

We are at risk for impairment charges with respect to our investments or acquired intangible assets, which could have a material adverse effect on our operating results.

As of December 31, 2025, we had approximately $379 million of debt securities in our investment portfolio. These debt securities are reported at fair value, with unrealized gains and losses, net of tax, included in shareholders' equity as other comprehensive income (loss). As of December 31, 2025, our portfolio of debt securities had a net unrealized gain of $2,787,000. Included in this net gain, were gross unrealized losses totaling $529,000, of which $456,000 related to debt securities in a loss position for greater than twelve months. Management monitors its debt securities that are in an unrealized loss position to determine whether a loss exists related to the credit quality of the issuer that would be reported in current operations. While management currently intends to hold these securities to full value recovery at maturity, we may determine to sell these securities prior to maturity to fund our operations, complete acquisitions, or for other purposes, which may result in a loss. It is our policy to invest in investment-grade debt securities that minimize our exposure to credit losses; however, no assurances can be made that we will not incur credit losses with respect to our securities portfolio.

As of December 31, 2025, we had approximately $81 million in acquired intangible assets, consisting primarily of customer relationships and completed technologies. The majority of these intangible assets were recorded in 2023 when Cognex acquired Moritex. These assets are susceptible to changes in fair value due to a decrease in the historical or projected cash flows from the use of these assets, which may be negatively impacted by economic trends. We evaluate long-lived assets for impairment annually each fourth quarter and whenever events or changes in circumstances, referred to as "triggering events," indicate the carrying value may not be recoverable. If we determine that any of these investments or intangible assets are impaired, we will be required to take a related charge that could have a material adverse effect on our operating results.

We may have additional tax liabilities and our effective tax rate may increase or fluctuate, which could adversely affect our operating results and financial condition.

As a multinational corporation, we are subject to income taxes, as well as non-income based taxes, in the United States and numerous foreign jurisdictions. Our effective income tax rate is dependent on the geographic distribution of our worldwide earnings or losses and the tax laws and regulations in each geographic region in which we operate. Significant judgment is required in determining our worldwide provision for income and other taxes. The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty, and tax laws themselves are subject to change. For example, many countries have adopted, or are considering the adoption of, revisions to their respective tax laws based on the Organization for Economic Co-operation and Development's ("OECD") Inclusive Framework, which could impact our tax liability due to our organizational structure and significant operations outside of the United States. Furthermore, we are subject to regular review and audit by both domestic and foreign tax authorities and may be assessed additional taxes, penalties, fees, or interest. Although we believe our tax positions are reasonable, the final determination of tax audits or any related litigation could be different from what is reflected in our financial statements and could have a material adverse effect on our income tax provision or liquidity in the period in which the determination is made.

Fluctuations in foreign currency exchange rates and the use of derivative instruments to hedge these exposures could adversely affect our reported results, liquidity, and competitive position.

We face exposure to foreign currency exchange rate fluctuations, as a significant portion of our revenues, expenses, assets, and liabilities are denominated in currencies other than the functional currencies of our subsidiaries or the reporting currency of our company, which is the U.S. Dollar. In certain instances, we utilize forward contracts to hedge against foreign currency fluctuations. These contracts are used to minimize foreign currency gains or losses, as the gains or losses on the derivative are intended to offset the losses or gains on the underlying exposure. We do not engage in foreign currency speculation. If the counterparty to any of our hedging arrangements experiences financial difficulties, or is otherwise unable to honor the terms of the contract, we may experience material losses. We may enter into other types of financial instruments in the future to mitigate our foreign currency risk as we deem appropriate.

The success of our foreign currency risk management program depends on forecasts of transaction activity denominated in various currencies. To the extent that these forecasts are overstated or understated during periods of currency volatility, we could experience unanticipated foreign currency gains or losses that could have a material impact on our results of operations. In addition, our failure to identify new exposures and hedge them in an effective manner may result in material foreign currency gains or losses.

General Risk Factors

Unfavorable global economic conditions may negatively impact our operating results.

Our revenue levels are impacted by global economic conditions, as we have a significant business presence in many countries throughout the world. Unfavorable economic conditions, such as inflation, slower growth or recession, higher interest rates, tighter credit, and labor shortages, may cause companies to delay or reduce spending for automation projects, including those with machine vision, amid weaker general manufacturing confidence and heightened uncertainty around global trade. Furthermore, customer confidence and capital investment can be materially adversely impacted as a result of financial market volatility, negative financial news, declines in income or asset values, tariffs and trade wars, energy shortages and cost increases, labor and healthcare costs, and other global economic conditions. When global economic conditions are unfavorable, our revenue and our ability to generate operating profits could be materially adversely affected.

As a result of global economic conditions, our business is subject to the following risks, among others:

- our customers may not have sufficient cash flow or access to financing to purchase our products and services,

- our customers may not pay us within agreed upon terms or may default on their payments altogether,

- our suppliers may be unable to fulfill their delivery obligations to us in a timely manner,

- lower demand for our products may result in charges for excess and obsolete inventory if we are unable to sell inventory that is either already on hand or that we are committed to purchase,

- lower cash flows may result in impairment charges for acquired intangible assets or goodwill,

- a decline in our stock price may make stock-based awards a less attractive form of compensation and a less effective incentive for retention for our employees, and

- the trading price of our common stock may be volatile.

As of December 31, 2025, we had approximately $642 million in cash and investments. In addition, we have no long-term debt. We believe that our strong cash position enhances our ability to weather any future economic downturns. Nevertheless, our operating results have been materially adversely affected in the past, and could be materially adversely affected in the future, as a result of unfavorable economic conditions and reduced capital spending by manufacturers and logistics companies worldwide.

Natural disasters, widespread public health crises, and man-made disasters could result in business disruptions that may adversely affect our business and operating results.

Our business, and the businesses of our customers, suppliers, and third-party service providers, could be disrupted by natural disasters, such as extreme weather events and earthquakes, public health crises, such as pandemics and epidemics, man-made disasters, such as terrorism and industrial accidents, or other events outside of our control. Certain facets of our business operations, such as our third-party primary contractor manufacturers in Indonesia and Malaysia, are in locations that may be more prone to earthquakes and other natural disasters. Following a business disruption, the Company could be subject to production downtimes, operational delays, substantial recovery time, customer claims, significant expenditures to resume operations, the diversion of management's attention and resources, or loss of business, any of which could have a material adverse effect on our competitive position, financial condition, or operating results.

While we maintain insurance coverage for certain types of losses, such insurance coverage may be insufficient to cover all losses that may arise. The impact of any such business disruption on the Company is difficult to predict and will depend on the severity of the event and resulting governmental, community, and business actions.

Expectations relating to environmental, social, and governance considerations expose the Company to potential liabilities, increased costs, reputational harm, and other adverse effects on our business.

Regulators, investors, customers, and other stakeholders may focus on environmental, social, and governance disclosures relating to business activities. Performance in this area is driven by transparency, goal setting, and third-party opinion. Any failure, or perceived failure, to further our initiatives, adhere to our public statements, comply with federal, state, or international environmental, social, and governance laws and regulations, or meet evolving and varied stakeholder expectations and standards could adversely affect our business, reputation, financial condition, operating results, stock price, and ability to operate in certain geographic regions.

Responding to changing environmental, social, and governance expectations and the implementation or modification of associated initiatives involves risks and uncertainties, may require investments, and may depend in part on third-party performance or data that is outside of our control. As stakeholder expectations and priorities continue to change, we cannot guarantee that we will achieve our environmental, social, and governance goals or commitments.

The price of the Company's stock is subject to volatility.

We have experienced substantial stock price volatility in the past and may continue to do so in the future. The price of our stock may be affected by factors such as our financial performance, announcements of technological innovations or new products by us or our competitors, market conditions, and other factors. Additionally, the Company, the technology industry, and the overall stock market have, from time to time, experienced extreme stock price and volume fluctuations that have affected stock prices in ways that may have been unrelated to these companies' operating performance. We believe the price of our stock should reflect expectations for future growth and profitability. If we fail to meet expectations related to future growth, profitability, dividends, share repurchases, or other market expectations, the price of our stock may decline significantly, which could have a material adverse impact on investor confidence and employee retention.

Our Company may be subject to time-consuming and costly litigation or activist shareholder activities.

From time to time, we may be subject to various claims, demands, and lawsuits by competitors, shareholders, customers, distributors, patent trolls, former employees, or other parties arising in the ordinary course of business,

including lawsuits charging patent infringement, or claims and lawsuits instituted by us to protect our intellectual property and confidential information, or for other reasons. These matters can be time-consuming, divert management's attention and resources, and cause us to incur significant expenses. In addition, activist investors may seek to influence our business strategy, capital allocation, governance, or leadership. While we evaluate all shareholder input, such activities can create increased costs, disruption, or uncertainty, including potential public campaigns, proxy contests, or proposals that may not align with our long-term objectives. These situations could divert management's focus, lead to volatility in our stock price, and have a material adverse effect on our operating results and ability to execute our strategic plan.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 1C: CYBERSECURITY

<u>Cybersecurity Risk Management</u>

As part of our overall "Enterprise Risk Management" program, the Company has implemented a cybersecurity risk management program that is informed by recognized industry standards and frameworks. Our cybersecurity risk management program includes a number of components, including information security program assessments, penetration testing, and threat simulation exercises that are conducted periodically by both internal and external resources, such as cybersecurity industry vendors, consultants, and auditors, as well as continuous monitoring of critical risks from cybersecurity threats using automated tools. During onboarding and periodically thereafter, we conduct trainings for the Company's employees and contractors about cybersecurity risks, including sending test phishing emails for training purposes to all users of the Company's email system.

As part of our cybersecurity risk management program, we maintain processes to assess and review the cybersecurity practices of third-party vendors and service providers, including utilization of software to evaluate, assess, and monitor cybersecurity risks posed by third parties that provide critical services or handle confidential information. Additionally, prior to engaging a critical third-party vendor or service provider, and periodically thereafter, we conduct security audits of such third parties, and, as appropriate, include security requirements in contracts.

We, like other companies in our industry, face a number of cybersecurity risks in connection with our business. Although such risks have not materially affected us, including our business strategy, results of operations, or financial condition, to date, we have, from time to time, experienced threats and security incidents related to our data and systems, including denial of service and phishing attacks. For more information about the cybersecurity risks we face, see the risk factor entitled "Information security breaches may adversely affect our business" in Item 1A- Risk Factors.

<u>Governance</u>

Our cybersecurity risk management program and related operations and processes are managed by our Information Security team (the "IS Team"), which is led by the Senior Director of Information Security and supported by internal resources and external vendors, auditors, and consulting engagements when appropriate. The Senior Director of Information Security role is currently held by an individual who has over twenty years of experience managing information security programs. The IS Team is responsible for assessing risks from cybersecurity threats, including their potential business impact and likelihood of occurrence, as well as implementing risk mitigations and remediations.

The IS Team provides reports on cybersecurity risk management processes to the Chief Financial Officer and other leaders of the Company on a quarterly basis, or as potentially critical risks from cybersecurity threats or incidents arise.

The IS Team provides reports on a semi-annual basis to the Audit Committee, which oversees cybersecurity risks pursuant to the Audit Committee Charter. The Audit Committee periodically reports on cybersecurity risk management to the full Board of Directors of the Company (the "Board"). The IS team also provides an annual direct report on cybersecurity risk management to the Board. The Board, as a whole and through its committees, has responsibility for the oversight of risk management.

ITEM 2: PROPERTIES

In 1994, Cognex purchased and renovated a 100,000 square-foot building located in Natick, Massachusetts that serves as our corporate headquarters and is occupied by employees primarily in research, development, and engineering, marketing, service, manufacturing and quality assurance, and administration functions. In 1997, Cognex completed construction of a 50,000 square-foot addition to this building.

In 1995, Cognex purchased an 83,000 square-foot office building adjacent to our corporate headquarters that is occupied by employees primarily in administration functions.

In 1997, Cognex purchased a three and one-half acre parcel of land adjacent to our corporate headquarters. This land is being held for future expansion and is currently used as an Ultimate Frisbee Field for our Cognoids.

In 2014, Cognex purchased a 50,000 square-foot building in Cork, Ireland that serves as the distribution center for customers located in Europe.

In 2021, Cognex entered into a lease for a 65,000 square-foot building in Southborough, Massachusetts for a term of 10 years that serves as the distribution center for customers located in the Americas.

In 2023, Cognex entered into a lease for a 115,000 square-foot building in Singapore for a term of 10 years and 6 months that serves as the distribution center for customers located in Asia.

In connection with the acquisition of Moritex, we acquired a 162,000 square-foot building in Shenzhen, China and assumed a lease agreement for a 22,000 square-foot building in Bac Ninh, Vietnam, both of which serve as production plants for optical components.

In December 2025, we sold the 19,000 square-foot building adjacent to our corporate headquarters and the underlying land for approximately $7 million which resulted in approximately a $5 million gain on the sale of assets. This building was previously used as a training center for our sales function. Our new training center will be located inside our corporate headquarters.

Cognex conducts certain of its operations in other leased facilities, predominantly research, development, and engineering, sales, and administration functions. These lease agreements expire at various dates through 2035. Certain of these leases contain renewal options, leasehold improvement incentives, retirement obligations, escalation clauses, rent holidays, and variable payments tied to a consumer price index.

ITEM 3: LEGAL PROCEEDINGS

Various claims and legal proceedings generally incidental to the normal course of business are pending or threatened on behalf of or against the Company. While we cannot predict the outcome of these matters, we believe that any liability arising from them will not have a material adverse effect on our financial position, liquidity, or results of operations.

ITEM 4: MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on The NASDAQ Stock Market LLC, under the symbol CGNX. As of February 1, 2026, there were approximately 600 shareholders of record of the Company's common stock. The Company believes the number of beneficial owners of the Company's common stock on that date was substantially greater.

In March 2022, the Board authorized a program providing for the repurchase of up to $500,000,000 of the Company's common stock (the "Program"). Under the Program, in addition to repurchases made in prior years, the Company repurchased 1,723,000 shares at a cost of $79,794,000 in 2023, 1,711,000 shares at a cost of $67,085,000 in 2024, and 4,234,000 shares at a cost of $151,233,000 in 2025, leaving a remaining balance of $115,020,000 as of December 31, 2025. On February 11, 2026, the Board authorized the repurchase of an additional $500,000,000 of the Company's common stock upon completion of the Program.

The Company may repurchase shares under these programs in future periods depending on a variety of factors, including, among other things, the impact of dilution from employee stock awards, stock price, share availability, and cash requirements. The Company is authorized to make repurchases of its common stock through open market purchases, pursuant to Rule 10b5-1 trading plans, or in privately negotiated transactions.

The following table sets forth information with respect to purchases by the Company of shares of its common stock pursuant to the Program during each fiscal month of the fourth quarter of 2025:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
September 29, 2025 - October 26, 2025	—	—	—	140,020,000
October 27, 2025 - November 23, 2025	640,522	39.03	640,522	115,020,000
November 24, 2025 - December 31, 2025	—	—	—	115,020,000
Total	640,522 $ —		640,522 $	115,020,000

The information required by Item 5 of Form 10-K regarding equity compensation plans is incorporated herein by reference to Item 12 of Part III of this Annual Report.

The Board declared and paid cash dividends of $0.070 per share in the first, second, and third quarters of 2023, $0.075 per share in the fourth quarter of 2023 and in the first, second, and third quarters of 2024, and $0.080 per share in the fourth quarter of 2024 and in the first, second, and third quarters of 2025. The dividend was increased to $0.085 per share in the fourth quarter of 2025.

Total dividends paid were $54,627,000 in 2025, $52,329,000 in 2024, and $49,079,000 in 2023. Future dividends will be declared at the discretion of the Board and will depend on such factors as the Board deems relevant, including, among other things, the Company's ability to generate positive cash flow from operations.

Set forth below is a line graph comparing the annual percentage change in the cumulative total shareholder return on the Company's common stock, based on the market price of the Company's common stock, with the total return on companies within the Nasdaq Composite Index and the Nasdaq Lab Apparatus & Analytical, Optical, Measuring & Controlling Instrument (SIC 3820-3829 US Companies) Index (the "Nasdaq Lab Apparatus Index"). The performance graph assumes an investment of $100 in each of the Company and the two indices, and the reinvestment of any dividends. The historical information set forth below is not necessarily indicative of future performance. Data for the Nasdaq Composite Index and the Nasdaq Lab Apparatus Index was provided to the Company by Research Data Group, Inc.

*$100 invested on 12/31/2020 in stock or index, including reinvestment of dividends. Fiscal year ended December 31.

	12/20	12/21	12/22	12/23	12/24	12/25
Cognex Corporation	100.00	97.15	59.16	52.75	45.66	46.23
NASDAQ Composite	100.00	122.18	82.43	119.22	154.48	187.14
NASDAQ Stocks	100.00	93.34	50.66	33.68	33.18	44.25
(SIC 3820-3829 U.S. Companies) Lab Apparatus & Analyt, Opt, Measuring, and Controlling Instrument)						

ITEM 6: [RESERVED]

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements made in this report, as well as oral statements made by the Company from time to time, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Readers can identify these forward-looking statements by our use of the words "expects," "anticipates," "estimates," "potential," "believes," "projects," "intends," "plans," "aims," "will," "may," "shall," "could," "should," "opportunity," "goal," "objective," "target," "milestone" and similar words and other statements of a similar sense. These statements are based on our current estimates and expectations as to prospective events and circumstances, which may or may not be in our control and as to which there can be no firm assurances given. These forward-looking statements, which include statements regarding business and market trends, future financial performance, financial targets, milestones and related timing expectations, the impacts of our strategic portfolio review, the impact of tariffs, customer demand and order rates and timing of related revenue, future product or revenue mix, research and development activities, sales and marketing activities including our salesforce transformation, new product offerings, innovation and product development activities, customer acceptance of our products, commercial partnerships, capital expenditures, cost management activities including expected annualized operating expense reductions, investments, liquidity, dividends and stock repurchases, strategic and growth plans and opportunities, acquisitions, and estimated tax benefits and expenses, changes in tax legislation, and other tax matters, involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include: (1) the technological obsolescence of current products and the inability to develop new products; (2) the impact of competitive pressures; (3) the inability to attract and retain skilled employees and effectively plan for succession including managing the transition of our Chief Executive Officer, while maintaining our unique corporate culture; (4) the failure to properly manage the distribution of products and services; (5) economic, political, and other risks associated with international sales and operations, including the impact of trade disputes, the imposition of tariffs, the economic climate in China, and the wars and conflicts involving Ukraine and Israel and those that may arise in the future in the geographies where we conduct business; (6) the challenges in integrating and achieving expected results from acquired businesses; (7) uncertainty surrounding our future capital needs; (8) the inability to effectively scale our operations and salesforce to support a significantly expanded customer base; (9) information security breaches and other cybersecurity threats; (10) the failure to comply with laws or regulations relating to data privacy, data protection, AI, or other automated technologies; (11) the inability to protect our proprietary technology and intellectual property; (12) the inability to manage direct and indirect disruptions to our supply chain, which could cause delays in obtaining components for our products at reasonable prices; (13) the failure to manufacture and deliver products in a timely manner; (14) the inability to obtain, or the delay in obtaining, components for our products at reasonable prices; (15) the inability to design and manufacture high-quality products; (16) the loss of, or curtailment of purchases by, large customers in the logistics, consumer electronics, or automotive industries; (17) challenges in accurately forecasting our financial results due to seasonal and cyclical variations in customer purchasing patterns and economic and market volatility; (18) potential impairment charges with respect to our investments or acquired intangible assets; (19) exposure to additional tax liabilities, increases and fluctuations in our effective tax rate, and other tax matters; (20) fluctuations in foreign currency exchange rates and the use of derivative instruments; (21) unfavorable global economic conditions, including, without limitation, increases in interest rates, elevated inflation rates, and recession risks; (22) business disruptions from natural or man-made disasters, public health crises, or other events outside our control; (23) stock price volatility; (24) our involvement in time-consuming and costly litigation or activist shareholder activities; and (25) the failure to effectively transform our operating model, manage our expenses, and achieve expected cost reductions. The foregoing list should not be construed as exhaustive and we encourage readers to refer to the detailed discussion of risk factors included in Part I - Item 1A of this Annual Report on Form 10-K. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company disclaims any obligation to subsequently revise forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date such statements are made.

EXECUTIVE OVERVIEW

Cognex makes advanced machine vision easy, paving the way for manufacturing and distribution companies to become faster, smarter, and more efficient through automation. We are a global technology leader in industrial machine vision systems that seek to improve efficiency and help solve critical manufacturing and distribution

challenges, providing support across a diverse set of industrial end markets. In addition to revenue derived from the sale of machine vision products, the Company also generates revenue by providing maintenance and support, consulting, and training services to its customers; however, service revenue accounted for less than 10% of total revenue for all periods presented.

Machine vision is used in a variety of industries where technology is widely recognized as an important component of automated production, distribution, and quality assurance. Virtually every manufacturer or distributor can achieve better quality and efficiency by using machine vision. This results in a broad base of potential customers across a variety of industries, including logistics, consumer electronics, automotive, packaging, and semiconductor.

In 2025, revenue was $994,359,000, representing an increase of 9% over the prior year. The increase was primarily due to higher revenue from the logistics and consumer electronics industries.

Gross margin was 67% in 2025 compared to 68% in 2024. The decrease was primarily due to higher charges for excess and obsolete inventory.

Operating expenses decreased 2% over the prior year primarily due to savings from cost management, including headcount reductions. The decrease was partially offset by higher incentive compensation accruals due to stronger business performance, as well as the unfavorable impact of foreign currency exchange rates.

Operating income increased to 16% of revenue in 2025 compared to 13% of revenue in 2024 due to the leverage achieved from revenue growth on lower operating expenses. Net income was 12% of revenue, or $0.68 per share, in 2025 compared to 12% of revenue, or $0.62 per share, in 2024. Net income as a percentage of revenue remained flat, as the operating leverage was offset by an increase in income tax expense driven by a $33 million discrete tax expense accrued in 2025 in connection with the enactment of United States tax legislation known as the One Big Beautiful Bill Act ("OBBBA") (refer to Note 18 to the Consolidated Financial Statements).

The following table sets forth certain consolidated financial data as a percentage of revenue:

	Year Ended December 31,		
	2025[1]	2024[1]	2023[1]
Revenue	100 %	100 %	100 %
Cost of revenue	33	32	28
Gross profit	67	68	72
Research, development, and engineering expenses	14	15	17
Selling, general, and administrative expenses	37	41	40
Loss (recovery) from fire	—	—	(1)
Operating income	16	13	16
Non-operating income	2	2	1
Income before income tax expense	18	14	16
Income tax expense	7	3	3
Net income	12 %	12 %	14 %

[1] Amounts may not total properly due to rounding.

RESULTS OF OPERATIONS

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Revenue was $994,359,000 in 2025 compared to $914,515,000 in 2024, representing an increase of 9%. The increase was driven primarily by higher revenue from the logistics and consumer electronics industries. The Company recognized $13 million of one-time revenue during 2025 related to a strategic channel partnership in the medical lab automation industry upon the transfer of software access and inventories to this partner. The favorable impact of foreign currency exchange rates also contributed to the increase. These increases were partially offset by continued weakness in the automotive industry.

The following table sets forth our disaggregated revenue information by geographic area based on the customers' country of domicile (in thousands) for the years ended December 31, 2025 and 2024.

	Twelve-months Ended			
	December 31, 2025	December 31, 2024	$ Change	% Change
Americas	$ 407,288	$ 350,155	$ 57,133	16 %
Percentage of total revenue	*41 %*	*38 %*		
Europe	$ 251,638	$ 217,880	$ 33,758	15 %
Percentage of total revenue	*25 %*	*24 %*		
Greater China	$ 158,456	$ 164,147	$ (5,691)	(3)%
Percentage of total revenue	*16 %*	*18 %*		
Other Asia	$ 176,977	$ 182,333	$ (5,356)	(3)%
Percentage of total revenue	*18 %*	*20 %*		
Total revenue	$ 994,359	$ 914,515	$ 79,844	9 %

Changes in revenue from a geographic perspective were as follows:

- Revenue from customers based in the Americas increased by 16% from the prior year. The increase came from all major industries outside of automotive, with particularly strong growth in logistics driven by increased sales to our large e-commerce customers. One-time revenue from our new strategic channel partnership mentioned above, which primarily impacted the Americas region, also contributed to the increase.

- Revenue from customers based in Europe increased by 15% from the prior year. The increase was primarily due to procurement changes made by consumer electronics customers to shift their purchases from entities based in China to Europe. Improved trends in the packaging industry during 2025 and the favorable impact of foreign currency exchange rates also contributed to the increase. These increases were partially offset by weakness in the automotive industry.

- Revenue from customers based in Greater China decreased by 3% from the prior year. The procurement change in Europe mentioned above, as well as shifts in business from consumer electronics customers from China to the Other Asia region, negatively impacted results for the current year. These negative impacts were partially offset by broader growth within the consumer electronics customer base, excluding the regional purchasing shifts, as well as higher revenue from customers in the semiconductor industry.

- Revenue from other countries in Asia decreased by 3% from the prior year. Although Other Asia regions benefited from the shift in consumer electronics business out of China noted above, this benefit was offset by the impact of recording an additional month of Moritex revenue in 2024 to eliminate the one-month lag in consolidating Moritex financial results that had been in place since the acquisition in 2023. Weakness in automotive also contributed to the decrease.

Gross Profit

The following table sets forth our gross profit (in thousands) for the years ended December 31, 2025 and 2024.

	Twelve-months Ended			
	December 31, 2025	December 31, 2024	$ Change	% Change
Gross profit	$ 665,393	$ 625,794	$ 39,599	6 %
Percentage of total revenue	*67 %*	*68 %*		

Gross margin decreased to 67% in 2025 compared to 68% in 2024. The decrease was primarily due to a $13 million charge recorded in the fourth quarter of 2025 for excess and obsolete inventory following a comprehensive strategic product portfolio review under our new leadership team. As part of this strategic review, the Company is reducing focus on certain legacy products, which increased the risk of excess and obsolete inventory. Less favorable industry mix and the impact from tariffs also contributed to the gross margin decline. These decreases were partially offset

by the favorable impact of higher revenue volume, as well a relatively higher margin from the one-time revenue from our new strategic channel partnership mentioned above.

Operating Expenses

The following table sets forth our operating expenses (in thousands) for the years ended December 31, 2025 and 2024.

	Twelve-months Ended			
	December 31, 2025	December 31, 2024	$ Change	% Change
Research, development, and engineering expenses	$ 138,970	$ 139,815	$ (845)	(1)%
Percentage of total revenue	*14 %*	*15 %*		
Selling, general, and administrative expenses	$ 363,857	$ 370,914	$ (7,057)	(2)%
Percentage of total revenue	*37 %*	*41 %*		
Total operating expenses	$ 502,827	$ 510,729	$ (7,902)	(2)%
Percentage of total revenue	*51 %*	*56 %*		

Research, Development, and Engineering Expenses

Research, development, and engineering ("RD&E") expenses in 2025 decreased by 1% from the prior year. The decrease was primarily due to savings from cost management, including a reduction in RD&E headcount. The decrease was partially offset by higher incentive compensation accruals due to stronger business performance and the unfavorable impact of foreign currency exchange rates.

RD&E expenses as a percentage of revenue were 14% in 2025 compared to 15% in 2024. We believe that a continued commitment to RD&E activities is essential to maintain or achieve product leadership with our existing products and to provide innovative new product offerings, as well as to provide engineering support for large customers. Our move towards unified software architecture across various products lines over the last few years enabled us to deliver innovation with less RD&E expenses as a percentage of revenue. These percentages are additionally impacted by revenue levels and investment cycles.

Selling, General, and Administrative Expenses

Selling, general, and administrative ("SG&A") expenses in 2025 decreased by 2% from the prior year. The decrease was primarily due to savings from cost management, including a reduction in SG&A headcount, and lower stock-based compensation expenses. These decreases were partially offset by higher incentive compensation accruals due to stronger business performance and the unfavorable impact of foreign currency exchange rates.

Actions related to optimizing our operating model are expected to deliver an additional $35 to $40 million in annualized operating expense reductions by the end of 2026.

Non-operating Income (Expense)

The following table sets forth our non-operating income (expense) (in thousands) for the years ended December 31, 2025 and 2024.

	Twelve-months Ended			
	December 31, 2025	December 31, 2024	$ Change	% Change
Foreign currency gain (loss)	$ (4,082)	$ 1,531	$ (5,613)	(367)%
Investment income	$ 16,950	$ 13,971	$ 2,979	21 %
Other income (expense)	$ 7,368	$ 922	$ 6,446	699 %
Total non-operating income (expense)	$ 20,236	$ 16,424	$ 3,812	23 %

Foreign currency gains and losses in each year resulted primarily from the revaluation and settlement of assets and liabilities that are denominated in currencies other than the functional currency of the Company, which is the U.S. Dollar, or its subsidiaries.

Investment income increased by $2,979,000, or 21%, from the prior year primarily due to higher yields on the Company's portfolio of debt securities.

Other income (expense) increased by $6,446,000 from the prior year primarily due to a $5,053,000 gain on the sale of the 19,000 square-foot building adjacent to our corporate headquarters and the underlying land. This building

was previously used as a training center for our sales function. Our new training center will be located inside our corporate headquarters.

Income Tax Expense

The following table sets forth income tax information (in thousands) for the years ended December 31, 2025 and 2024.

	Twelve-months Ended			
	December 31, 2025	December 31, 2024	$ Change	% Change
Income before income tax expense	$ 182,802	$ 131,489	$ 51,313	39 %
Income tax expense	$ 68,360	$ 25,318	$ 43,042	170 %
Effective income tax rate	37 %	19 %		

The Company's effective tax rate was 37% in 2025 and 19% in 2024. The Company recorded net discrete tax expenses of $36,533,000 in 2025 and $5,731,000 in 2024.

On July 4, 2025, the OBBBA was enacted in the United States. OBBBA modifies certain international tax provisions such as the tax on Global Intangible Low Taxed Income ("GILTI") and renames GILTI as Net CFC Tested Income ("NCTI"). The Company records NCTI taxes on a deferred basis, and as a result of OBBBA's enactment, accrued a discrete tax expense of $33,237,000 to increase its deferred tax liability during 2025, increasing the Company's effective tax rate significantly. The legislation is expected to result in a full-year cash tax benefit estimated between $12 million and $15 million, primarily driven by the Company's ability to immediately expense research and development costs. However, this benefit does not directly impact the Company's effective tax rate.

Excluding the impact of discrete tax items, which primarily consisted of the OBBBA discrete tax expense of $33,237,000 mentioned above, the Company's effective tax rate was 17% in 2025 and 15% in 2024. The year-over-year increase was primarily due to more of the Company's profits taxed in relatively higher tax rate jurisdictions.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a discussion of the Company's fiscal 2024 results compared to fiscal 2023, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 13, 2025.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically been able to generate positive cash flow from operations, which has funded its operating activities and other cash requirements and resulted in an accumulated cash and investment balance of $642,301,000 as of December 31, 2025. The Company has established guidelines relative to credit ratings, diversification, and maturities of its investments to maintain liquidity and safety of its investment portfolio.

Operating Activities

Net cash provided by operating activities totaled $245,514,000 in 2025 and $149,081,000 in 2024. The increase in operating cash flow from the prior year was primarily driven by stronger business performance and optimization of working capital.

Investing Activities

Net cash provided by (used in) investing activities totaled $28,016,000 in 2025 and $(38,969,000) in 2024. The shift from net cash outflows in the prior year to inflows in the current year was due to the timing of when investments matured and were reinvested in each year, with a high percentage of our investment portfolio maturing during 2024. In 2025, certain investments that matured were reinvested in cash equivalents to maintain liquidity for our stock repurchase program.

Investing activities also included capital expenditures that totaled $8,743,000 in 2025 and $15,043,000 in 2024, which consisted primarily of investments in business systems, test equipment related to new product introductions, and building and leasehold improvements in both years. The decrease in capital expenditures from 2024 was primarily due to the timing of planned business systems projects associated with our sales processes.

On December 12, 2025, the Company sold the 19,000 square-foot building adjacent to our corporate headquarters and the underlying land, which resulted in proceeds of $6,704,000 and contributed to cash provided by investing activities.

<u>Financing Activities</u>

Net cash used in financing activities totaled $206,693,000 in 2025 and $118,420,000 in 2024. These activities primarily consisted of common stock repurchases and dividend payments in both periods presented. The increase in net cash used in financing activities from the prior period was driven by an increase in common stock repurchases to offset dilution from employee stock awards.

As discussed in Item 5 - Market for Registrant's Common Equity Related Stockholder Matters, and Issuer Purchases of Equity Securities, in March 2022, the Board authorized the Program, providing for the repurchase of $500,000,000 of the Company's common stock. Under the Program, in addition to repurchases made in other periods, the Company repurchased 4,234,000 shares at a cost of $151,233,000 in 2025, leaving a remaining balance of $115,020,000 as of December 31, 2025. On February 11, 2026, the Board authorized the repurchase of an additional $500,000,000 of the Company's common stock upon completion of the Program. The Company may repurchase shares under these programs in future periods depending on a variety of factors, including, among other things, the impact of dilution from employee stock awards, stock price, share availability, and cash requirements. The Company is authorized to make repurchases of its common stock through open market purchases, pursuant to Rule 10b5-1 trading plans, or in privately negotiated transactions.

The Board declared and paid cash dividends of $0.080 per share in the first, second, and third quarters of 2025 and $0.085 per share in the fourth quarter of 2025, totaling $54,627,000 in 2025. Future dividends will be declared at the discretion of the Board and will depend on such factors as the Board deems relevant, including, among other things, the Company's ability to generate positive cash flow from operations.

<u>Future Cash Requirements</u>

As of December 31, 2025, the Company had inventory purchase commitments of $57,690,000, with the majority payable within twelve months, and lease payment obligations of $93,418,000, with $15,843,000 payable within twelve months. As of December 31, 2025, the Company accrued incentive compensation payments of $35,688,000 that were earned during 2025, with the majority payable in the first quarter of 2026.

We believe that the Company's existing cash and investment balances, together with cash flow from operations, will be sufficient to meet its operating, investing, and financing activities for the next twelve months. In addition, the Company has no long-term debt. We believe that our strong cash position has put us in a relatively good position with respect to anticipated longer-term liquidity needs.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of the Company's financial condition and results of operations are based on the consolidated financial statements included in this Annual Report on Form 10-K, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ from these estimates under different assumptions or circumstances resulting in charges that could be material in future reporting periods. We believe the following critical accounting policies require the use of significant estimates and judgments in the preparation of our consolidated financial statements.

Revenue Recognition

The Company recognizes revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Management uses significant judgment when determining the amount of revenue to be recognized each period for application-specific customer solutions. Accounting for application-specific customer solutions requires management to monitor and evaluate customer contracts to determine the point in time at which the solution is validated. The Company's application-specific customer solutions are comprised of a combination of products and services which are accounted for as one performance obligation to deliver a total solution to the customer.

Revenue for application-specific customer solutions is recognized at the point in time when the solution is validated, which is the point in time when the Company can reasonably determine that the agreed-upon specifications in the contract have been met and the customer should reasonably accept the performance obligations in the arrangement. Although the customer may have taken legal title and physical possession of the goods when they

arrived at the customer's designated site, the significant risks and rewards of ownership transfer to the customer only upon validation.

Income Taxes

Significant judgment is required in determining worldwide income tax expense based on tax laws in the various jurisdictions in which the Company operates. The Company has established reserves for income taxes by applying the "more likely than not" criteria, under which the recognition threshold is met when an entity concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant tax authority. All tax positions are analyzed periodically and adjustments are made as events occur that warrant modification, such as the completion of audits or the expiration of statutes of limitations, which may result in future charges or credits to income tax expense.

As part of the process of preparing consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which the Company operates. These estimates occur in the calculation of income tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of the recognition of certain expenses for tax and financial statement purposes. We assess the likelihood of the realization of deferred tax assets and record a corresponding valuation allowance as necessary if we determine those deferred tax assets may not be realized due to the uncertainty of the timing and amount to be realized of certain federal, state, and international tax credit carryovers.

The Company accounts for the impact of Net CFC Tested Income (NCTI), formally known as Global Intangible Low-Taxed Income (GILTI), minimum tax in deferred taxes.

NEW PRONOUNCEMENTS

Refer to Part II, Item 8 - Note 2 within this Form 10-K, for a full description of recently issued accounting pronouncements including the expected dates of adoption and expected impact on the financial position and results of operations of the Company.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to certain risks relating to its ongoing business operations, including foreign currency exchange rate risk and interest rate risk. The Company currently mitigates certain foreign currency exchange rate risks with derivative instruments. The Company does not currently manage its interest rate risk with derivative instruments.

Foreign Currency Risk

The Company faces exposure to foreign currency exchange rate fluctuations, as a significant portion of its revenues, expenses, assets, and liabilities are denominated in currencies other than the functional currencies of the Company's subsidiaries or the reporting currency of the Company, which is the U.S. Dollar. In certain instances, we utilize forward contracts to hedge against foreign currency fluctuations. These contracts are used to minimize foreign currency gains or losses, as the gains or losses on the derivative are intended to offset the losses or gains on the underlying exposure. We do not engage in foreign currency speculation.

The Company enters into economic hedges utilizing foreign currency forward contracts with maturities of generally up to three months but not greater than one year to manage the exposure to fluctuations in foreign currency exchange rates arising primarily from foreign-denominated receivables and payables.

The Company had the following outstanding forward contracts as of December 31, 2025 and 2024 (in thousands):

Currency	December 31, 2025				December 31, 2024			
	Notional Value	USD Equivalent	High Rate	Low Rate	Notional Value	USD Equivalent	High Rate	Low Rate
Derivatives Not Designated as Hedging Instruments:								
Mexican Peso	160,000	$ 8,881	18.02	18.02	220,000	$ 10,701	20.56	20.56
Hungarian Forint	2,500,000	7,600	328.95	328.95	2,360,000	5,951	396.59	396.59
Korean Won	9,000,000	6,239	1,442.50	1,442.50	—	—	—	—
British Pound	4,000	5,383	0.7432	0.7432	3,200	4,008	0.7983	0.7983
Indian Rupee	400,000	4,436	90.17	90.17	—	—	—	—
Chinese Renminbi	20,000	2,865	6.98	6.98	95,000	12,990	7.31	7.31
Japanese Yen	400,000	2,563	156.04	156.04	2,000,000	12,789	156.52	156.52
Singapore Dollar [1]	—	—	—	—	40,000	29,457	1.36	1.36
Euro	—	—	—	—	25,000	26,029	0.9605	0.9605
Swiss Franc	—	—	—	—	2,200	2,432	0.9047	0.9047
Canadian Dollar	—	—	—	—	2,000	1,390	1.44	1.44

[1] In January 2026, the Company entered into a forward contract for the Singapore Dollar with a notional value of S$34 million and a USD equivalent of $27 million, with a high and low rate of 1.24.

A change in foreign currency exchange rates could materially impact the fair value of these contracts; however, if this occurred, the fair value of the underlying exposures hedged by the contracts would change by a similar amount. Accordingly, management does not believe that a material change in foreign currency exchange rates used in the fair value of our derivative instruments would materially impact operations or cash flows.

The success of our foreign currency risk management program depends on forecasts of transaction activity denominated in various currencies. To the extent that these forecasts are overstated or understated during periods of currency volatility, we could experience unanticipated foreign currency gains or losses that could have a material impact on our results of operations. Furthermore, our failure to identify new exposures and hedge them in an effective manner may result in material foreign currency gains or losses.

The Company's functional currency/reporting currency exchange rate exposures result from revenues and expenses that are denominated in currencies other than the U.S. Dollar. In addition to the U.S. Dollar, a significant portion of our revenues and expenses are denominated in the Euro and Chinese Renminbi, and to a lesser extent the Japanese Yen, Korean Won, Indian Rupee, and Mexican Peso. We estimate that approximately 50% of our sales in 2025 were invoiced in currencies other than the U.S. Dollar, and we expect sales denominated in foreign currencies to continue to represent a significant portion of our total revenue. While we also have expenses denominated in these same foreign currencies, the impact on revenues has historically been, and is expected to continue to be, greater than the offsetting impact on expenses. Therefore, in times when the U.S. Dollar strengthens in relation to these foreign currencies, we would expect to report a net decrease in operating income. Conversely, in times when the U.S. Dollar weakens in relation to these foreign currencies, we would expect to report a net increase in operating income. Thus, changes in the relative strength of the U.S. Dollar may have a material impact on our operating results.

Interest Rate Risk

The Company's investment portfolio of debt securities includes corporate bonds, treasury notes, and asset-backed securities. Debt securities with original maturities greater than three months are designated as available-for-sale and are reported at fair value. As of December 31, 2025, the fair value of the Company's portfolio of debt securities amounted to $379,376,000, with amortized cost amounts totaling $376,589,000, maturities that do not exceed five years, and a yield to maturity of 4.19%. Differences between the fair value and principal amounts of the Company's portfolio of debt securities are primarily attributable to discounts and premiums arising at the acquisition date, as well as unrealized gains and losses as of the balance sheet date. Management currently intends to hold these securities to full value recovery at maturity.

It is the Company's policy to invest in debt securities with maturities that do not exceed five years. As of December 31, 2025, 72% of the investment portfolio had effective maturity dates of less than three years. Given the relatively short maturities and investment-grade quality of the Company's portfolio of debt securities as of

December 31, 2025, we do not expect a sharp rise in interest rates to have a material adverse effect on the fair value of these instruments. As a result, the Company does not currently hedge these interest rate exposures.

The following table presents the hypothetical change in the fair value of the Company's portfolio of debt securities arising from selected potential changes in interest rates (in thousands). This modeling technique measures the change in fair value that would result from a parallel shift in the yield curve plus or minus 50 and 100 basis points (BP) over a twelve-month time horizon.

Type of security	Valuation of securities given an interest rate decrease		No change in interest rates	Valuation of securities given an interest rate increase	
	(100 BP)	(50 BP)		50 BP	100 BP
Corporate bonds	$ 351,484	$ 348,418	$ 345,351	$ 342,284	$ 339,218
Treasury notes	30,373	30,108	29,843	29,578	29,313
Asset-backed securities	4,256	4,219	4,182	4,144	4,107
	$ 386,113	$ 382,745	$ 379,376	$ 376,006	$ 372,638

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Cognex Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Cognex Corporation (a Massachusetts corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 12, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Application-Specific Customer Solutions

As described further in Notes 1 and 14 to the consolidated financial statements, the Company recognizes revenue from application-specific customer solutions. For these transactions, revenue is recognized at the point in time when the solution is validated, which is when the Company can reasonably determine that the agreed-upon specifications in the contract have been met and that the customer will accept the performance obligation in the contract. We identified revenue recognition related to application-specific customer solutions as a critical audit matter

The principal consideration for our determination that revenue recognition related to application-specific customer solutions is a critical audit matter is management's use of significant judgment in determining when the solution is validated, which requires a higher degree of auditor judgment in designing, executing and evaluating the results of audit procedures. Accounting for application-specific customer solutions requires the Company to monitor and evaluate customer contracts on an ongoing basis to determine the point in time at which the solution is validated, which triggers revenue recognition.

Our audit procedures related to the revenue recognition of application-specific customer solutions included the following, among others.

- We tested the design and operating effectiveness of internal controls related to the monitoring of application-specific customer solution contracts, determination of validation and the timing of revenue recognition.

- We evaluated management's significant accounting policies related to these customer contracts for appropriate revenue recognition based on the key terms and provisions.

- For a sample of contracts, we inspected source documents, including the customer contract or purchase order, third-party shipping information, invoice, and evidence of validation or acceptance to support the timing of revenue recognition.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2007.

Boston, Massachusetts

February 12, 2026

COGNEX CORPORATION – CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2025	2024	2023
	(In thousands, except per share amounts)		
Revenue	$ **994,359**	$ 914,515	$ 837,547
Cost of revenue	**328,966**	288,721	236,306
Gross profit	**665,393**	625,794	601,241
Research, development, and engineering expenses	**138,970**	139,815	139,400
Selling, general, and administrative expenses	**363,857**	370,914	339,139
Loss (recovery) from fire (Note 22)	**—**	—	(8,000)
Operating income	**162,566**	115,065	130,702
Foreign currency gain (loss)	**(4,082)**	1,531	(10,039)
Investment income	**16,950**	13,971	14,093
Other income (expense)	**7,368**	922	592
Income before income tax expense	**182,802**	131,489	135,348
Income tax expense	**68,360**	25,318	22,114
Net income	$ **114,442**	$ 106,171	$ 113,234
Net income per weighted-average common and common-equivalent share:			
Basic	$ **0.68**	$ 0.62	$ 0.66
Diluted	$ **0.68**	$ 0.62	$ 0.65
Weighted-average common and common-equivalent shares outstanding:			
Basic	**168,049**	171,438	172,249
Diluted	**169,367**	172,611	173,399
Cash dividends per common share	$ **0.325**	$ 0.305	$ 0.286

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION – CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Net income	$ **114,442**	$ 106,171	$ 113,234
Other comprehensive income (loss), net of tax:			
Available-for-sale investments:			
Net unrealized gain (loss), net of tax of $1,885, $1,245, and $4,389 in 2025, 2024, and 2023, respectively	**5,961**	3,809	10,507
Reclassification of net realized (gain) loss into current operations	**(156)**	8	1,954
Net change related to available-for-sale investments	**5,805**	3,817	12,461
Foreign currency translation adjustments:			
Foreign currency translation adjustments	**13,476**	(31,258)	11,500
Net change related to foreign currency translation adjustments	**13,476**	(31,258)	11,500
Other comprehensive income (loss), net of tax	**19,281**	(27,441)	23,961
Total comprehensive income (loss)	$ **133,723**	$ 78,730	$ 137,195

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION – CONSOLIDATED BALANCE SHEETS

	December 31,	
	2025	2024
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ **262,925**	$ 186,094
Current investments, amortized cost of $74,050 and $60,725 in 2025 and 2024, respectively, allowance for credit losses of $0 in 2025 and 2024	**74,037**	59,956
Accounts receivable, allowance for credit losses of $728 and $827 in 2025 and 2024, respectively	**146,713**	143,359
Unbilled revenue	**16,980**	3,055
Inventories	**137,889**	157,527
Prepaid expenses and other current assets	**58,702**	63,376
Total current assets	**697,246**	613,367
Non-current investments, amortized cost of $302,539 and $345,033 in 2025 and 2024, respectively, allowance for credit losses of $0 in 2025 and 2024	**305,339**	340,898
Property, plant, and equipment, net	**86,015**	98,445
Operating lease assets	**72,310**	67,326
Goodwill	**386,279**	384,937
Intangible assets, net	**81,100**	90,684
Deferred income taxes	**383,272**	392,166
Other assets	**4,994**	5,027
Total assets	$ **2,016,555**	$ 1,992,850
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ **50,203**	$ 38,046
Accrued expenses	**91,397**	71,760
Accrued income taxes	**9,141**	25,685
Deferred revenue and customer deposits	**21,094**	25,035
Operating lease liabilities	**11,716**	8,854
Total current liabilities	**183,551**	169,380
Non-current operating lease liabilities	**64,870**	61,363
Deferred income taxes	**250,512**	217,155
Reserve for income taxes	**24,269**	26,365
Other liabilities	**1,452**	1,082
Total liabilities	**524,654**	475,345
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Preferred stock, $0.01 par value - Authorized: 400 shares in 2025 and 2024, respectively, no shares issued and outstanding	**—**	—
Common stock, $0.002 par value – Authorized: 300,000 shares in 2025 and 2024, respectively, issued and outstanding: 166,997 and 170,434 shares in 2025 and 2024, respectively	**334**	341
Additional paid-in capital	**1,138,708**	1,090,638
Retained earnings	**406,355**	499,303
Accumulated other comprehensive loss, net of tax	**(53,496)**	(72,777)
Total shareholders' equity	**1,491,901**	1,517,505
Total liabilities and shareholders' equity	$ **2,016,555**	$ 1,992,850

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION – CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Cash flows from operating activities:			
Net income	$ **114,442**	$ 106,171	$ 113,234
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation expense	**48,517**	52,443	54,768
Depreciation of property, plant, and equipment	**20,289**	21,271	17,270
Loss (gain) on disposal of property, plant, and equipment	**164**	88	229
Gain from sale of training center property	**(5,053)**	—	—
Amortization of intangible assets	**10,504**	11,418	4,610
Excess and obsolete inventory charges	**15,643**	2,505	3,775
Fair value adjustment on acquired inventories (Note 21)	**—**	1,224	2,829
Amortization of discounts or (premiums) on investments	**(731)**	306	1,745
Realized (gain) loss on sale of investments	**(156)**	8	1,954
Change in deferred income taxes	**40,147**	(21,507)	(19,779)
Changes in operating assets and liabilities:			
Accounts receivable	**(1,358)**	(32,128)	23,346
Unbilled revenue	**(13,869)**	(693)	(255)
Inventories	**4,863**	(1,253)	(22,591)
Prepaid expenses and other current assets	**5,655**	1,514	2,469
Accounts payable	**11,707**	18,352	(13,744)
Accrued expenses	**15,957**	2,916	(35,309)
Accrued income taxes	**(16,806)**	(9,278)	(16,745)
Deferred revenue and customer deposits	**(4,178)**	(6,216)	(9,122)
Other	**(223)**	1,940	4,232
Net cash provided by operating activities	**245,514**	149,081	112,916
Cash flows from investing activities:			
Purchases of investments	**(290,224)**	(850,852)	(184,056)
Maturities and sales of investments	**320,279**	828,370	496,462
Proceeds from sale of training center property	**6,704**	—	—
Purchases of property, plant, and equipment, net of proceeds from disposals	**(8,743)**	(15,043)	(23,077)
Net payments related to business acquisitions (Note 21)	**—**	(1,444)	(257,056)
Net cash provided by (used in) investing activities	**28,016**	(38,969)	32,273
Cash flows from financing activities:			
Net payments from issuance of common stock under stock plans	**(445)**	994	3,268
Repurchase of common stock	**(151,233)**	(67,085)	(79,794)
Payment of excise tax on prior year common stock repurchases	**(388)**	—	—
Payment of dividends	**(54,627)**	(52,329)	(49,079)
Net cash used in financing activities	**(206,693)**	(118,420)	(125,605)
Effect of foreign exchange rate changes on cash and cash equivalents	**9,994**	(8,253)	1,697
Net change in cash and cash equivalents	**76,831**	(16,561)	21,281
Cash and cash equivalents at beginning of year	**186,094**	202,655	181,374
Cash and cash equivalents at end of year	$ **262,925**	$ 186,094	$ 202,655

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION – CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance as of December 31, 2022	172,631	$ 345	$ 979,167	$ 528,179	$ (69,297)	$ 1,438,394
Net issuance of common stock under stock plans	691	1	3,267	—	—	3,268
Repurchase of common stock	(1,723)	(3)	—	(79,791)	—	(79,794)
Stock-based compensation expense	—	—	54,768	—	—	54,768
Payment of dividends ($0.286 per common share)	—	—	—	(49,079)	—	(49,079)
Net income	—	—	—	113,234	—	113,234
Net unrealized gain (loss) on available-for-sale investments, net of tax of $4,389	—	—	—	—	10,507	10,507
Reclassification of net realized (gain) loss on the sale of available-for-sale investments	—	—	—	—	1,954	1,954
Foreign currency translation adjustment	—	—	—	—	11,500	11,500
Balance as of December 31, 2023	171,599	$ 343	$1,037,202	$ 512,543	$ (45,336)	$ 1,504,752
Net issuance of common stock under stock plans	546	1	993	—	—	994
Repurchase of common stock	(1,711)	(3)	—	(67,082)	—	(67,085)
Stock-based compensation expense	—	—	52,443	—	—	52,443
Payment of dividends ($0.305 per common share)	—	—	—	(52,329)	—	(52,329)
Net income	—	—	—	106,171	—	106,171
Net unrealized gain (loss) on available-for-sale investments, net of tax of $1,245	—	—	—	—	3,809	3,809
Reclassification of net realized (gain) loss on the sale of available-for-sale investments	—	—	—	—	8	8
Foreign currency translation adjustment	—	—	—	—	(31,258)	(31,258)
Balance as of December 31, 2024	170,434	$ 341	$1,090,638	$ 499,303	$ (72,777)	$ 1,517,505
Net issuance of common stock under stock plans	797	2	(447)	—	—	(445)
Repurchase of common stock	(4,234)	(9)	—	(151,224)	—	(151,233)
Excise tax on repurchase of common stock	—	—	—	(1,539)	—	(1,539)
Stock-based compensation expense	—	—	48,517	—	—	48,517
Payment of dividends ($0.325 per common share)	—	—	—	(54,627)	—	(54,627)
Net income	—	—	—	114,442	—	114,442
Net unrealized gain (loss) on available-for-sale investments, net of tax of $1,885	—	—	—	—	5,961	5,961
Reclassification of net realized (gain) loss on the sale of available-for-sale investments	—	—	—	—	(156)	(156)
Foreign currency translation adjustment	—	—	—	—	13,476	13,476
Balance as of December 31, 2025	**166,997**	**$ 334**	**$1,138,708**	**$ 406,355**	**$ (53,496)**	**$ 1,491,901**

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of the significant accounting policies described below.

Nature of Operations

Cognex Corporation (the "Company" or "Cognex") makes advanced machine vision easy, paving the way for manufacturing and distribution companies to become faster, smarter, and more efficient through automation. The Company is a global technology leader in industrial machine vision systems that improve efficiency and solve critical manufacturing and distribution challenges, providing products and services across a diverse set of industrial end markets.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the balance sheet date, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant estimates and judgments include those related to revenue recognition and income taxes.

Basis of Consolidation

The consolidated financial statements include the accounts of Cognex Corporation and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. The resulting foreign currency translation adjustment, net of tax, is included in shareholders' equity as accumulated other comprehensive loss.

Fair Value Measurements

The Company applies a three-level valuation hierarchy for fair value measurements. The categorization of assets and liabilities within the valuation hierarchy is based on the lowest level of input that is significant to the measurement of fair value. Level 1 inputs to the valuation methodology utilize unadjusted quoted market prices in active markets for identical assets and liabilities. Level 2 inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets and liabilities, quoted prices for identical and similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. Level 3 inputs to the valuation methodology are unobservable inputs based on management's best estimate of the inputs that market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk. A change to the level of an asset or liability within the fair value hierarchy is determined at the end of a reporting period.

Cash, Cash Equivalents, and Investments

Money market instruments, as well as debt securities with original maturities of three months or less, are classified as cash equivalents and are stated at amortized cost. Debt securities with original maturities greater than three months and remaining maturities of one year or less are classified as current investments. Debt securities with remaining maturities greater than one year are classified as non-current investments. Bonds with call options are classified based on their original maturity date and asset-backed securities are classified based on their effective maturity date taking into account the expected timing of the underlying payments used as collateral. It is the Company's policy to invest in debt securities with maturities that do not exceed five years.

Debt securities with original maturities greater than three months are designated as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, included in shareholders' equity as accumulated other comprehensive loss. Realized gains and losses are calculated using the specific identification method. Realized gains and losses, interest income, and the amortization of the discount or premium on debt securities arising at acquisition, are included in "Investment income" on the Consolidated Statements of Operations.

Management monitors its debt securities to determine whether a loss exists related to the credit quality of the issuer. If the present value of the cash flows expected to be collected from the security is less than the amortized cost basis

of the security, then a credit loss exists and an allowance against the security for credit losses is recorded. The allowance is limited to the amount by which fair value is below amortized cost, recognizing that the investment could be sold at fair value. Credit losses continue to be remeasured in subsequent reporting periods. Credit losses and recoveries related to debt securities are included in "Other income (expense)" on the Consolidated Statements of Operations. When developing an estimate of expected credit losses, management considers all relevant information including historical experience, current conditions, and reasonable forecasts of expected future cash flows.

Accounts Receivable

The Company extends credit with various payment terms to customers based on an evaluation of their financial condition. Accounts that are outstanding longer than the payment terms are considered to be past due. The Company establishes an allowance against accounts receivable for credit losses when it determines receivables are at risk for collection based on the length of time the receivable has been outstanding, the customer's current ability to pay its obligations to the Company, and general economic and industry conditions, as well as various other factors. Receivables are written off against this allowance in the period they are determined to be uncollectible and payments subsequently received on previously written-off receivables are recorded as a recovery of the credit loss. Credit losses and recoveries related to accounts receivable are included in "Selling, general, and administrative expenses" on the Consolidated Statements of Operations.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using standard costs, which approximates actual costs under the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Purchase price variances are incurred when actual costs are different than standard costs due to favorable or unfavorable market prices. Management applies judgment to recognize purchase price variances in the same period that the associated standard costs of the finished goods that consume these components are sold.

The Company's inventory is subject to technological change or obsolescence. The Company reviews inventory quantities on hand and estimates excess and obsolescence exposures based on assumptions about future demand, product transitions, general economic and industry conditions, and other circumstances, and records reserves to reduce the carrying value of inventories to their net realizable value. If actual future demand is less than estimated, additional inventory write-downs would be required.

The Company generally disposes of obsolete inventory upon determination of obsolescence. The Company does not dispose of excess inventory immediately, due to the possibility that some of this inventory could be sold to customers as a result of differences between actual and forecasted demand. When inventory has been written down below cost, such reduced amount is considered the new cost basis for subsequent accounting purposes. As a result, the Company could recognize a higher-than-normal gross margin if the reserved inventory were subsequently sold.

In accordance with the accounting principles applied in business combinations, acquired inventories are recorded at fair value on the acquisition date. This valuation policy typically results in the write-up of inventories above the acquired company's pre-acquisition carrying value, which results in a lower-than-normal gross margin when these acquired inventories are sold.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated using the straight-line method over the assets' estimated useful lives. Buildings' original useful lives are 39 years, building improvements' useful lives range from five to ten years, and the useful lives of computer hardware and software, manufacturing test equipment, and furniture and fixtures range from two to ten years. Land that is leased or granted, as well as leasehold improvements, are depreciated over the shorter of the estimated useful lives or the remaining terms of the leases. Maintenance and repairs are expensed when incurred; additions and improvements are capitalized. Upon retirement or disposition, the cost and related accumulated depreciation of the disposed assets are removed from the accounts, with any resulting gain or loss included in current operations.

In accordance with the accounting principles applied in business combinations, acquired property, plant, and equipment are recorded at fair value on the acquisition date. This valuation policy typically results in the write-up of property, plant, and equipment above the acquired company's pre-acquisition carrying value, which results in a higher depreciation expense over the estimated lives of the assets.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Internal-use Software

Internal-use software is software acquired, internally developed, or modified solely to meet the Company's internal needs, and during the software's development no substantive plan exists to sell the software. The accounting treatment for computer software developed for internal use depends on the nature of activities performed at each stage of development. The preliminary project stage includes conceptual formulation of design alternatives, determination of system requirements, vendor demonstrations, and final selection of vendors, and during this stage costs are expensed as incurred. The application development stage includes software configuration, coding, hardware installation, and testing. During this stage, certain costs are capitalized, if material, including external direct costs of materials and services, as well as payroll and payroll-related costs for employees who are directly associated with the project, while certain costs are expensed as incurred, including training and data conversion costs. The post-implementation stage includes support and maintenance, and during this stage costs are expensed as incurred.

Capitalization begins when both the preliminary project stage is completed and management commits to funding the project. Capitalization ceases at the point the project is substantially complete and ready for its intended use, that is, after all substantial testing is completed. Costs of specified upgrades and enhancements to internal-use software are capitalized if it is probable that those expenditures result in additional functionality. Capitalized costs are amortized on a straight-line basis over the estimated useful life.

Leases

At inception of a contract, the Company determines whether that contract is or contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. The Company has control of the asset if it has the right to direct the use of the asset and obtains substantially all of the economic benefits from the use of the asset throughout the period of use.

As a practical expedient, the Company does not recognize a lease asset or lease liability for leases with a lease term of twelve months or less. In the determination of the lease term, the Company considers the existence of extension or termination options and the probability of those options being exercised.

Lease contracts may include fixed lease components and non-lease components, such as common area maintenance and utilities for property leases. As a practical expedient, the Company accounts for the non-lease components together with the lease components as a single lease component for all of its leases.

The Company classifies a lease as a finance lease when it meets any of the following criteria at the lease commencement date: (1) the lease transfers ownership of the underlying asset to the Company by the end of the lease term; (2) the lease grants the Company an option to purchase the underlying asset that the Company is reasonably certain to exercise; (3) the lease term is for the major part of the remaining economic life of the underlying asset (the Company considers a major part to be 75% or more of the remaining economic life of the underlying asset); (4) the present value of the sum of the lease payments and any residual value guaranteed by the Company equals or exceeds substantially all of the fair value of the underlying asset (the Company considers substantially all the fair value to be 90% or more of the fair value of the underlying asset amount); or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria above are met, the Company classifies the lease as an operating lease.

On the lease commencement date, the Company records a lease asset and lease liability on the balance sheet. The lease asset consists of: (1) the amount of the initial lease liability; (2) any lease payments made to the lessor at or before the lease commencement date, minus any lease incentives received; and (3) any initial direct cost incurred by the Company. Initial direct costs are incremental costs of a lease that would not have been incurred if the lease had not been obtained and are capitalized as part of the lease asset. The lease liability equals the present value of the future cash payments discounted using the Company's incremental borrowing rate. The Company's incremental borrowing rate is the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments over a similar term which was estimated using the Secured Overnight Financing Rate (SOFR) plus a 2% credit risk spread.

Operating lease expense equals the total cash payments recognized on a straight-line basis over the lease term. The amortization of the lease asset is calculated as the straight-line lease expense less the accretion of the interest on the lease liability each period. The lease liability is reduced by the cash payment less the interest each period.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

<u>Goodwill</u>

Goodwill is stated at cost. The Company evaluates the potential impairment of goodwill annually at the beginning of each fourth quarter and whenever events or circumstances indicate the carrying value of the goodwill may not be recoverable. The Company performs a qualitative assessment of goodwill to determine whether further impairment testing is necessary. Factors that management considers in this assessment include general economic and industry conditions, overall financial performance (both current and projected), changes in strategy, changes in the composition or carrying amount of net assets, and market capitalization. If this qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company proceeds to perform a quantitative impairment test. Under this quantitative analysis, the fair value of the reporting unit is compared with its carrying value, including goodwill. If the carrying value exceeds the fair value of the reporting unit, the Company recognizes an impairment charge. The Company estimates the fair value of its reporting unit using the income approach based on a discounted cash flow model. In addition, the Company uses the market approach, which compares the reporting unit to publicly traded companies and transactions involving similar businesses, to support the conclusions based on the income approach.

<u>Intangible Assets</u>

Intangible assets are stated at cost and amortized over the assets' estimated useful lives. Intangible assets are either amortized in relation to the relative cash flows anticipated from the intangible asset or using the straight-line method, depending on facts and circumstances. The useful lives of customer relationships range from seven to fifteen years, completed technologies range from five to nine years, non-compete agreements is seven years, and trademarks is three years. In-process technology is an indefinite-lived intangible asset until the technology is completed, at which point it is amortized over its estimated useful life.

The Company evaluates the potential impairment of intangible assets whenever events or circumstances indicate the carrying value of the assets may not be recoverable. For finite-lived intangible assets that are subject to amortization, the Company follows a two-step process for impairment testing. In step one, known as the recoverability test, the carrying value of the asset is compared to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the sum of the undiscounted future cash flows is less than the carrying value, the asset is not recoverable and step two is performed. In step two, the impairment charge is measured as the amount by which the carrying value of the asset exceeds its fair value.

<u>Warranty Obligations</u>

The Company warrants its products to be free from defects in material and workmanship for periods primarily ranging from one to three years from the time of sale based on the product being purchased and the terms of the customer arrangement. Warranty obligations are evaluated and recorded at the time of sale since it is probable that customers will make claims under warranties related to products that have been sold and the amount of these claims can be reasonably estimated based on historical costs to fulfill claims. Obligations may also be recorded subsequent to the time of sale whenever specific events or circumstances impacting product quality become known that would not have been taken into account using historical data.

<u>Contingencies</u>

Loss contingencies are accrued if the loss is probable and the amount of the loss can be reasonably estimated. Legal costs associated with potential loss contingencies are expensed as incurred.

<u>Derivative Instruments</u>

Derivative instruments are recorded on the Consolidated Balance Sheets at fair value. Changes in the fair value of the Company's economic hedges utilizing foreign currency forward contracts are included in "Foreign currency gain (loss)" on the Consolidated Statements of Operations. When the Company is engaged in more than one outstanding derivative contract with the same counterparty and also has a legally enforceable master netting agreement with that counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with that counterparty. The cash flows from derivative instruments are presented in the same category on the Consolidated Statements of Cash Flows as the category for the cash flows from the hedged item. Generally, this accounting policy election results in cash flows related to derivative instruments being classified as an operating activity on the Consolidated Statements of Cash Flows.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

<u>Revenue Recognition</u>

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, "Revenue from Contracts with Customers." The core principle of ASC 606 is to recognize revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The framework in support of this core principle includes: (1) identifying the contract with the customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to the performance obligations; and (5) recognizing revenue when (or as) the performance obligations are satisfied.

Identifying the Contract with the Customer

The Company identifies contracts with customers as agreements that create enforceable rights and obligations, which typically take the form of customer contracts or purchase orders. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable.

Identifying the Performance Obligations in the Contract

The Company identifies performance obligations as promises in contracts to transfer distinct goods or services. Standard products and services that the Company regularly sells separately, which customers can benefit from either on their own or with other readily available resources and are distinct within the context of the customer contract, are accounted for as distinct performance obligations. Application-specific customer solutions that are comprised of a combination of products and services are accounted for as one performance obligation to deliver a total solution to the customer. On-site support services that are provided to the customer after the solution is deployed are accounted for as a separate performance obligation.

Shipping and handling activities for which the Company is responsible under the terms and conditions of the sale are not accounted for as performance obligations but as fulfillment costs. These activities are required to fulfill the Company's promise to transfer the goods and are expensed when revenue is recognized.

The Company does not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract. If revenue is recognized before immaterial promises have been completed, then the costs related to such immaterial promises are accrued at the time of sale.

Determining the Transaction Price

The Company determines the transaction price as the amount of consideration it expects to receive in exchange for transferring promised goods or services to the customer. Amounts collected from customers for sales taxes are excluded from the transaction price.

If a contract includes a variable amount, such as consideration that may vary because of rebates, price concessions, or other similar items, then the Company estimates the transaction price using either the expected value or the most likely amount of consideration to be received, depending on the specific facts and circumstances. The Company includes estimated variable consideration in the transaction price only to the extent it is probable that a significant reversal of revenue will not occur when the uncertainty is resolved. The Company updates its estimate of variable consideration at the end of each reporting period to reflect changes in facts and circumstances.

The Company records revenue net of estimated returns. As a practical expedient, the Company estimates the transaction price using the expected value based on its history of return experience using a portfolio approach in which the Company's total revenue is reduced by an estimate of total customer returns. Management reasonably expects that the effect of applying a portfolio approach to a group of contracts would not differ materially from considering each contract separately.

Allocating the Transaction Price to the Performance Obligations

The Company allocates the transaction price to each performance obligation at contract inception based on a relative stand-alone selling price basis, or the price at which the Company would sell the good or service separately to similar customers in similar circumstances.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recognizing Revenue When (or As) the Performance Obligations are Satisfied

The Company recognizes revenue when it transfers the promised goods or services to the customer. Revenue for standard products is recognized at the point in time when the customer obtains control of the goods, which is typically upon shipment or delivery when the customer has legal title, physical possession of hardware or access to software, the risks and rewards of ownership, and an enforceable obligation to pay for the products. Revenue for services, which are not material, is typically recognized over the time the service is provided.

Revenue for application-specific customer solutions is recognized at the point in time when the solution is validated, which is the point in time when the Company can reasonably determine that the agreed-upon specifications in the contract have been met and the customer should reasonably accept the performance obligations in the arrangement. Although the customer may have taken legal title and physical possession of the goods when they arrived at the customer's designated site, the significant risks and rewards of ownership transfer to the customer only upon validation. Revenue for on-site support services related to these solutions is recognized over the time the service is provided.

In certain instances, an arrangement may include customer-specified acceptance provisions or performance guarantees that allow the customer to accept or reject delivered products that do not meet the customer's requirements. If the Company can reasonably determine that control of a good or service has been transferred to the customer in accordance with the agreed-upon requirements in the contract, then customer acceptance is a formality. If acceptance provisions are presumed to be substantive, then revenue is deferred until customer acceptance.

For the Company's standard products and services, revenue recognition and billing typically occur at the same time. For application-specific customer solutions, however, the agreement with the customer may provide for billing terms which differ from the timing of revenue recognition, resulting in either deferred revenue or unbilled revenue. The Company also has a strategic channel partnership that provides the partner with access to Company software at a point in time, while payment terms extend beyond the period in which revenue is recognized. Under this arrangement, revenue is recognized when control of the license is transferred to the partner, and amounts recognized in advance of billing are recorded as unbilled revenue.

Credit assessments are performed to determine payment terms, which vary by region, industry, and customer. Prepayment terms result in contract liabilities for customer deposits. When credit is granted to customers, payment is typically due 30 to 90 days from billing. The Company's contracts typically have an original expected duration of less than one year, and therefore as a practical expedient, the Company has elected to ignore the impact of the time value of money on such contracts and to expense sales commissions. The Company recognizes an asset for costs to fulfill a contract if the costs relate directly to the contract and to future performance, and the costs are expected to be recovered.

Management exercises judgment when determining the amount of revenue to be recognized each period. Such judgments include, but are not limited to, assessing the customer's ability and intention to pay substantially all of the contract consideration when due, determining when two or more contracts should be combined and accounted for as a single contract, determining whether a contract modification has occurred, assessing whether promises are immaterial in the context of the contract, determining whether material promises in a contract represent distinct performance obligations, estimating the transaction price for a contract that contains variable consideration, determining the stand-alone selling price of each performance obligation, determining whether control is transferred over time or at a point in time for performance obligations, determining the timing of validation and that the agreed-upon specifications in the contract have been met, and assessing whether formal customer acceptance provisions are substantive.

Research and Development

Research and development costs primarily include costs related to personnel, prototyping materials and equipment, and outside services. Research and development costs are expensed when incurred until technological feasibility has been established for the product. Thereafter, all software costs may be capitalized until the product is available for general release to customers. The Company determines technological feasibility at the time the product reaches beta in its stage of development. Historically, the time incurred between beta and general release to customers has been short, and therefore, the costs have been insignificant.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising Costs

Advertising costs are expensed as incurred and totaled $1,432,000 in 2025, $1,286,000 in 2024, and $1,190,000 in 2023.

Stock-Based Compensation

The Company's stock-based awards that result in compensation expense consist of stock options and restricted stock units ("RSUs"), including performance restricted stock units ("PRSUs"). The Company has reserved a specific number of shares of its authorized but unissued shares for issuance upon the exercise of stock options or the settlement of RSUs. When a stock option is exercised or an RSU is settled, the Company issues new shares from this pool. Management is responsible for determining the appropriate valuation model and estimating the fair value of stock-based awards, and in doing so, considers a number of factors, including information provided by an outside valuation advisor and the observable market price of the Company's common stock on the grant date. The fair value of RSUs is determined based on the observable market price of the Company's common stock on the grant date less the present value of expected future dividends. The fair value of PRSUs where the performance goal includes service and market conditions is calculated using a Monte Carlo simulation model to estimate the probability of satisfying the service and market conditions stipulated in the award grant. The fair value of PRSUs subject to service and non-market performance conditions is determined based on the observable market price of the Company's common stock on the grant date, less the present value of expected future dividends. When determining the grant-date fair value of stock-based awards, management further considers whether an adjustment is required to the observable market price or volatility of the Company's common stock that is used in the valuation as a result of material non-public information if that information is expected to result in a material increase in share price.

The Company recognizes compensation expense related to stock-based awards using the graded attribution method, in which expense is recognized on a straight-line basis over the service period for each separately vesting portion of the stock option or RSU as if the award was, in substance, multiple awards. The amount of compensation expense recognized at the end of the vesting period is based on the number of awards for which the requisite service has been completed. Compensation expense for PRSUs subject to service and non-market performance conditions is recognized based on management's assessment of the probable level of achievement, with cumulative catch-up adjustments recorded in the period in which that assessment changes.

No compensation expense is recognized for awards that are forfeited for which the employee does not render the requisite service. The term "forfeitures" is distinct from "expirations" and represents only the unvested portion of the surrendered award. The Company applies estimated forfeiture rates to its unvested awards to arrive at the amount of compensation expense that is expected to be recognized over the requisite service period. At the end of each separately vesting portion of an award, the expense that was recognized by applying the estimated forfeiture rate is compared to the expense that should be recognized based on the employee's service, and an increase or decrease to compensation expense is recorded to true up the final expense.

Taxes

The Company recognizes a tax position in its financial statements when that tax position, based solely upon its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Those tax positions failing to qualify for initial recognition are recognized in the first interim period in which they meet the more likely than not standard, are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statutes of limitations. Derecognition of a tax position that was previously recognized occurs when an entity subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained.

The portion of the liability that is expected to be paid within one year is classified as a current liability. As a result, liabilities expected to be resolved without the payment of cash (e.g., resolution due to the expiration of the statutes of limitations) or are not expected to be paid within one year are classified as a non-current liability. It is the Company's policy to record estimated interest and penalties as income tax expense and tax credits as a reduction in income tax expense.

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company accounts for the impact of Net CFC Tested Income (NCTI), formally known as Global Intangible Low-Taxed Income (GILTI), tax in deferred taxes.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales tax in the United States and similar taxes in other jurisdictions that are collected from customers and remitted to government authorities are presented on a gross basis (i.e., a receivable from the customer with a corresponding payable to the government). Amounts collected from customers and retained by the Company during tax holidays are recognized as non-operating income when earned.

Net Income Per Share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period plus potential dilutive common shares. Dilutive common equivalent shares consist of stock options and restricted stock units and are calculated using the treasury stock method. Common equivalent shares do not qualify as participating securities. In periods where the Company records a net loss, potential common stock equivalents are not included in the calculation of diluted net loss per share as their effect would be anti-dilutive.

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Our policy for releasing the income tax effects from accumulated other comprehensive (loss) income is to release when the corresponding pretax accumulated other comprehensive (loss) income items are reclassified to earnings. Accumulated other comprehensive loss, net of tax, consists of foreign currency translation adjustment losses of $54,332,000, $67,808,000, and $36,550,000 as of December 31, 2025, 2024, and 2023, respectively; net unrealized gains on available-for-sale investments of $2,107,000 as of December 31, 2025, and net unrealized losses on available-for-sale investments of $3,698,000, and $7,515,000 as of December 31, 2024 and 2023, respectively; and losses on currency swaps, net of gains on long-term intercompany loans of $1,271,000 at each year end.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments, and accounts receivable. The Company has certain domestic and foreign cash balances that exceed the insured limits set by the Federal Deposit Insurance Corporation (FDIC) in the United States and equivalent regulatory agencies in foreign countries. The Company primarily invests in investment-grade debt securities and has established guidelines relative to credit ratings, diversification, and maturities of its debt securities that maintain liquidity and safety. The Company has historically not experienced any significant realized losses on its debt securities. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company has historically not experienced any significant losses related to the collection of its accounts receivable.

A significant portion of the Company's products is presently manufactured by a third-party contractor located in Indonesia. This contract manufacturer has agreed to provide the Company with termination notification periods and last-time-buy rights, if and when that may be applicable.

Certain key electronic and mechanical components, such as integrated circuit chips, are fundamental to the design of Cognex products. Due to the impact of global supply chain challenges and other factors, we have experienced, and may continue to experience, disruptions to the supply of components for our products that have resulted, and may continue to result, in higher purchase costs, higher delivery costs, and manufacturing delays.

The Company sources components from preferred vendors that are selected based on price, quality and performance considerations. In the event of a supply disruption from a preferred vendor, these components typically may be purchased from alternative vendors, which may result in higher purchase costs and manufacturing delays based on the time required to identify and obtain sufficient quantities from an alternative source. Certain Cognex products utilize components that are available from only one source. If we are unable to secure adequate supply from these sources, we may have to redesign our products, which may lead to higher costs, delays in manufacturing, and loss of sales.

Business Combinations

The Company determines whether a transaction qualifies as a business combination by applying the definition of a business, which requires the assets acquired and liabilities assumed to be inputs and processes that have the ability to contribute to the creation of outputs. The Company accounts for business combinations under the acquisition method of accounting, which requires the following steps: (1) identifying the acquirer, (2) determining the

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

acquisition date, (3) recognizing and measuring the identifiable assets acquired and the liabilities assumed, and (4) recognizing and measuring goodwill. The Company measures the identifiable assets acquired and liabilities assumed at their estimated fair values as of the acquisition date. Management is responsible for determining the appropriate valuation model and estimated fair values, and in doing so, considers a number of factors, including information provided by an outside valuation advisor. Management bases the fair value of assets, including identifiable intangible assets acquired, on detailed valuations that use information and assumptions provided by management, which consider management's best estimates of inputs and assumptions that a market participant would use. Goodwill is recognized as of the acquisition date as the excess of the consideration transferred over the net amount of assets acquired and liabilities assumed. Transaction costs are expensed as incurred.

NOTE 2: New Pronouncements

<u>Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures</u>

The amendments in this ASU apply to all entities that are subject to Topic 740, Income Taxes. The amendments require public business entities to disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. They also require all entities to disclose income taxes paid, net of refunds received, disaggregated by federal, state, and foreign taxes and by individual jurisdictions in which income taxes paid, net of refunds received, is equal to or greater than five percent of total income taxes paid. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024 and are applied on a prospective basis. The Company adopted ASU 2023-09 in 2025. Refer to Note 18 for the related disclosures.

<u>Accounting Standards Update (ASU) 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)</u>

This ASU aims to enhance transparency for users of financial statements by requiring public business entities to disaggregate specific expense categories. ASU 2024-03 mandates disclosures in the notes to financial statements detailing the composition and trends of key expense categories within major income statement captions. These enhanced disclosures are intended to help investors more effectively assess the entity's performance, understand its cost structure, and make more accurate forecasts of future cash flows. For public business entities, ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The adoption will result in disclosure changes only.

<u>Accounting Standards Update (ASU) 2025-05 - Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets</u>

This ASU provides a practical expedient to simplify the measurement of credit losses for certain receivables and contract assets. The amendments allow entities to assume that current conditions at the balance sheet date will persist over the life of these assets, eliminating the need to develop forward-looking forecasts required under the current expected credit loss ("CECL") model. For public business entities, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption is permitted. Management does not expect ASU 2025-05 to have a material impact on the Company's financial statements and disclosures.

<u>Accounting Standards Update (ASU) 2025-06 - Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software</u>

The amendments in this ASU update the accounting and disclosure guidance for internal-use software to better reflect modern, iterative development practices. The amendments replace the former "development stage" model with a judgment-based framework and require entities to evaluate whether significant development uncertainty exists before capitalizing costs. The ASU also incorporates website development guidance into Subtopic 350-40 and aligns disclosures for capitalized software with those for property, plant, and equipment. For public business entities, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2027, and for interim periods within those annual reporting periods, with early adoption permitted. Management is currently evaluating the impact that adopting ASU 2025-06 would have on the Company's financial statements and disclosures.

<u>Accounting Standards Update (ASU) 2025-09 - Derivatives and Hedging (Topic 815): Hedge Accounting Improvements</u>

The amendments in this ASU provide targeted updates to align hedge accounting with the economics of an entity's risk-management activities and resolve issues arising from the global reference rate reform initiative. Specifically,

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the ASU addresses similar risk assessments for cash flow hedges, hedging forecasted interest payments on choose-your-rate debt instruments, cash flow hedges of nonfinancial forecasted transactions, net written options as hedging instruments, and foreign currency denominated debt instruments as hedging instruments and hedged items (dual hedge). For public business entities, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and for interim periods within those annual reporting periods, with early adoption permitted. The Company currently does not utilize any of the hedging instruments impacted by this ASU.

Accounting Standards Update (ASU) 2025-11 - Interim Reporting (Topic 270): Narrow-Scope Improvements

The amendments in this ASU improve the navigability and clarity of interim reporting requirements without changing the fundamental nature or scope of existing disclosures. The ASU also clarifies when Topic 270 applies, specifies the form and content of interim financial statements and notes, and introduces a comprehensive list of required interim disclosures compiled from across the Codification. The ASU also adds a disclosure principle requiring entities to disclose events occurring after the most recent annual reporting period that have a material impact on the entity. For public business entities, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2027, and for interim periods within annual reporting periods beginning after December 15, 2028, with early adoption permitted. Management is currently evaluating the impact that adopting ASU 2025-11 would have on the Company's disclosures.

Accounting Standards Update (ASU) 2025-12 - Codification Improvements

The amendments in this ASU make incremental improvements to clarify, correct, and enhance the usability of the Accounting Standards Codification. The amendments address technical corrections, unintended application issues, and minor improvements across numerous topics, and are not expected to significantly affect current accounting practice. Key areas of clarification include diluted earnings per share calculations, disclosure requirements for lease receivables, guidance on beneficial interests, methods for accounting for treasury stock retirements, and the treatment of receivables transferred from contracts with customers. For public business entities, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and for interim periods within those annual reporting periods, with early adoption permitted. Management is currently evaluating the impact that adopting ASU 2025-10 would have on the Company's financial statements and disclosures.

NOTE 3: Fair Value Measurements

Financial Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:			
Money market instruments	$ 63,170	$ —	$ —
Corporate bonds	—	345,351	—
Treasury notes	—	29,843	—
Asset-backed securities	—	4,182	—
Economic hedge forward contracts	—	791	—
Liabilities:			
Economic hedge forward contracts	—	367	—

The Company's money market instruments are reported at fair value based on the daily market price for identical assets in active markets, and are therefore classified as Level 1.

The Company's debt securities and forward contracts are reported at fair value based on model-driven valuations in which all significant inputs are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset or liability, and are therefore classified as Level 2. Management is responsible for estimating the fair value of these financial assets and liabilities, and in doing so, considers valuations provided by a large, third-party pricing service. For debt securities, this service maintains regular contact with market makers, brokers, dealers, and analysts to gather information on market movement, direction, trends, and other specific data.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

They use this information to structure yield curves for various types of debt securities and arrive at the daily valuations. The Company's forward contracts are typically traded or executed in over-the-counter markets with a high degree of pricing transparency. The market participants are generally large commercial banks.

Non-financial Assets that are Measured at Fair Value on a Non-recurring Basis

Non-financial assets, such as property, plant and equipment, operating lease assets, goodwill, and intangible assets, are required to be measured at fair value only when an impairment loss is recognized. The Company evaluates these long-lived assets for impairment whenever events or changes in circumstances, referred to as "triggering events," indicate the carrying value may not be recoverable. Additionally, the Company evaluates the potential impairment of goodwill annually at the beginning of each fourth quarter. The Company did not record impairment charges related to non-financial assets in 2025, 2024, or 2023.

NOTE 4: Cash, Cash Equivalents, and Investments

Cash, cash equivalents, and investments consisted of the following (in thousands):

	December 31,	
	2025	2024
Cash	$ **199,755**	$ 170,852
Money market instruments	**63,170**	15,242
Cash and cash equivalents	**262,925**	186,094
Corporate bonds	**66,625**	55,742
Treasury notes	**7,412**	2,487
Sovereign bonds	**—**	990
Asset-backed securities	**—**	737
Current investments	**74,037**	59,956
Corporate bonds	**278,726**	285,174
Treasury notes	**22,431**	43,147
Asset-backed securities	**4,182**	12,577
Non-current investments	**305,339**	340,898
	$ **642,301**	$ 586,948

Money market instruments consist of treasury bills, corporate commercial paper, and certificates of deposit that are highly liquid and mature in three months or less. Corporate bonds consist of debt securities issued by both domestic and foreign companies; treasury notes consist of debt securities issued by the U.S. government; sovereign bonds consist of direct debt issued by foreign governments; and asset-backed securities consist of debt securities collateralized by pools of receivables or loans with credit enhancement. All of the Company's securities as of December 31, 2025 and 2024 were denominated in U.S. Dollars.

The Company's cash balance included foreign bank balances totaling $130,094,000 and $156,027,000 as of December 31, 2025 and 2024, respectively.

Accrued interest receivable is included in "Prepaid expenses and other current assets" on the Consolidated Balance Sheets and amounted to $3,852,000 and $4,144,000 as of December 31, 2025 and 2024, respectively.

The following table summarizes the Company's available-for-sale investments as of December 31, 2025 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:				
Corporate bonds	$ 66,661	$ 125	$ (161)	$ 66,625
Treasury notes	7,389	23	—	7,412
Non-current:				
Corporate bonds	275,781	3,024	(79)	278,726
Treasury notes	22,287	144	—	22,431
Asset-backed securities	4,471	—	(289)	4,182
	$ 376,589	$ 3,316	$ (529)	$ 379,376

The following table summarizes the Company's available-for-sale investments as of December 31, 2024 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:				
Corporate bonds	$ 56,472	$ 3	$ (733)	$ 55,742
Treasury notes	2,501	—	(14)	2,487
Sovereign bonds	1,013	—	(23)	990
Asset-backed securities	739	—	(2)	737
Non-current:				
Corporate bonds	288,332	408	(3,566)	285,174
Treasury notes	43,570	2	(425)	43,147
Asset-backed securities	13,131	—	(554)	12,577
	$ 405,758	$ 413	$ (5,317)	$ 400,854

The following table summarizes the Company's gross unrealized losses and fair values for available-for-sale investments in an unrealized loss position as of December 31, 2025 (in thousands):

	Unrealized Loss Position For Less than 12 Months		Unrealized Loss Position For Greater than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds	$ 30,602	$ (73)	$ 22,412	$ (167)	$ 53,014	$ (240)
Asset-backed securities	—	—	4,182	(289)	4,182	(289)
	$ 30,602	$ (73)	$ 26,594	$ (456)	$ 57,196	$ (529)

The following table summarizes the Company's gross unrealized losses and fair values for available-for-sale investments in an unrealized loss position as of December 31, 2024 (in thousands):

	Unrealized Loss Position For Less than 12 Months		Unrealized Loss Position For Greater than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds	$ 172,049	$ (2,227)	$ 87,815	$ (2,071)	$ 259,864	$ (4,298)
Treasury notes	42,149	(425)	2,487	(14)	44,636	(439)
Asset-backed securities	11,024	(547)	2,290	(10)	13,314	(557)
Sovereign bonds	—	—	990	(23)	990	(23)
	$ 225,222	$ (3,199)	$ 93,582	$ (2,118)	$ 318,804	$ (5,317)

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management monitors debt securities that are in an unrealized loss position to determine whether a loss exists related to the credit quality of the issuer. When developing an estimate of expected credit losses, management considers all relevant information including historical experience, current conditions, and reasonable forecasts of expected future cash flows. Based on this evaluation, no allowance for credit losses on debt securities was recorded as of December 31, 2025, 2024, or 2023. Management currently intends to hold these securities to full value recovery at maturity.

The following table summarizes the Company's gross realized gains and losses on the sale of debt securities (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Gross realized gains	$ **180**	$ 8	$ 111
Gross realized losses	**(24)**	(16)	(2,065)
Net realized gains (losses)	$ **156**	$ (8)	$ (1,954)

Realized gains and losses are included in "Investment income" on the Consolidated Statements of Operations. Prior to the sale of these securities, unrealized gains and losses for these debt securities, net of tax, were recorded in shareholders' equity as accumulated other comprehensive loss.

The following table summarizes the effective maturity dates of the Company's available-for-sale investments as of December 31, 2025 (in thousands):

	<1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Total
Corporate bonds	$ 66,625	$ 77,129	$ 99,911	$ 68,109	$ 33,577	$ 345,351
Treasury notes	7,412	15,421	7,010	—	—	29,843
Asset-backed securities	—	—	—	1,624	2,558	4,182
	$ 74,037	$ 92,550	$ 106,921	$ 69,733	$ 36,135	$ 379,376

NOTE 5: Inventories

Inventories consisted of the following (in thousands):

	December 31,	
	2025	2024
Raw materials	$ 75,417	$ 86,917
Work-in-process	4,877	5,544
Finished goods	57,595	65,066
	$ 137,889	$ 157,527

In the fourth quarter of 2025, the Company recorded a charge of $13,067,000 for excess and obsolete inventory following a comprehensive strategic product portfolio review under our new leadership team. As part of this strategic review, the Company is reducing focus on certain legacy products, which increased the risk of excess and obsolete inventory.

NOTE 6: Property, Plant, and Equipment

Property, plant, and equipment consisted of the following (in thousands):

	December 31,	
	2025	2024
Land	$ **8,018**	$ 8,711
Buildings	**36,626**	38,878
Building improvements	**42,580**	46,496
Leasehold improvements	**22,702**	21,642
Computer hardware and software	**60,218**	57,791
Manufacturing test equipment	**49,465**	45,523
Furniture and fixtures	**6,406**	6,468
	226,015	225,509
Less: accumulated depreciation	**(140,000)**	(127,064)
	$ **86,015**	$ 98,445

In December 2025, the Company sold the 19,000 square-foot building adjacent to our corporate headquarters and the underlying land for $6,704,000. This building was previously used as a training center for our sales function. Our new training center will be located inside our corporate headquarters. In connection with the sale, the Company disposed of property, plant, and equipment with a cost basis of $6,044,000 and accumulated depreciation of $4,393,000, which resulted in a $5,053,000 gain on the sale of assets and is included in "Other income (expense)" on the Consolidated Statements of Operations.

The Company also disposed of additional property, plant, and equipment with a cost basis of $5,811,000 and accumulated depreciation of $5,647,000 in 2025, resulting in a loss of 164,000. The Company disposed of property, plant, and equipment with a cost basis of $9,580,000 and accumulated depreciation of $9,492,000 in 2024, resulting in a loss of $88,000.

NOTE 7: Leases

The Company's leases are primarily leased properties across different worldwide locations where the Company conducts its business. All of these leases are classified as operating leases. Certain leases may contain options to extend or terminate the lease at the Company's sole discretion. As of December 31, 2025, there were no options to terminate and nineteen options to extend that were accounted for in the determination of the lease term for the Company's outstanding leases. Certain leases contain leasehold improvement incentives, retirement obligations, escalating clauses, rent holidays, and variable payments tied to a consumer price index. There were no restrictions or covenants for the outstanding leases as of December 31, 2025. The Company did not have any leases that had not yet commenced but that created significant rights and/or obligations as of December 31, 2025.

The components of lease expense were as follows (in thousands):

	December 31, 2025	December 31, 2024	December 31, 2023
Operating lease expense	$ **14,002**	$ 14,131	$ **11,598**
Short-term lease expense [1]	**1,008**	$ 407	**427**

[1] Leases with a term of twelve months or less for which the Company elected not to recognize a lease asset or lease liability

Supplemental balance sheet information related to leases was as follows:

	December 31, 2025	December 31, 2024
Weighted average remaining lease term	**7.2 years**	9.9 years
Weighted average discount rate	**5.9 %**	5.9 %

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental cash flow information related to leases was as follows (in thousands):

	December 31, 2025	December 31, 2024	December 31, 2023
Cash paid for amounts included in the measurement of operating lease liabilities	$ 14,000	$ 13,683	$ 10,148

Future operating lease cash payments are as follows (in thousands):

Year Ended December 31,	Amount
2026	$ 15,863
2027	14,506
2028	12,966
2029	11,158
2030	10,038
Thereafter	28,887
Total undiscounted lease payments	$ 93,418
Less: imputed interest	$ 16,832
Total operating lease liabilities	$ 76,586

The Company leases a building in Singapore that serves as a distribution center for customers in Asia. The lease contains two components: an 88,000 square-foot premises that commenced in June of 2023 and a second 27,000 square-foot premises that commenced in December of 2025. The second component of the lease was recorded on the Consolidated Balance Sheets in 2025 upon commencement. Undiscounted lease payment obligations associated with the second lease component, which has an original term of eight years, is included in the lease liability maturity table above and total $8,329,000, $936,000 of which is payable in 2026. Additionally, in December 2025, the Company entered into a sublease agreement for this second lease component for a term of eight years. The sublease also contains two components: a 15,000 square-foot premises that commenced in December of 2025 and a second 12,000 square-foot premises that has a commencement date in December of 2026. The Company recognized income of $33,000 related to this sublease agreement in 2025.

Future operating sublease receipts for both sublease components are as follows (in thousands):

Year Ended December 31,	Amount
2026	$ 541
2027	1,023
2028	1,046
2029	1,048
2030	1,072
Thereafter	3,204
Total undiscounted sublease receipts	$ 7,934

In 2025, the Company also entered into a lease for a 6,500 square-foot building in Aachen, Germany for a term of ten years. The lease was recorded on the Consolidated Balance Sheet upon commencement in June of 2025. The Company has the right and option to extend the term of this lease for an additional period of five years, commencing upon the expiration of the original term. Undiscounted lease payment obligations associated with this lease are included in the lease liability maturity table above and total $8,969,000, $897,000 of which is payable in 2026.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: Goodwill

The changes in the carrying value of goodwill were as follows (in thousands):

	Amount
Balance as of December 31, 2023	$ 393,181
Moritex Corporation measurement period adjustments (refer to Note 21)	6,478
Foreign exchange rate changes	(14,722)
Balance as of December 31, 2024	384,937
Foreign exchange rate changes	1,342
Balance as of December 31, 2025	$ 386,279

For its 2025 annual analysis of goodwill, management elected to perform a qualitative assessment. Based on this assessment, management believes it is more likely than not that the fair value of the reporting unit exceeds its carrying value. The Company did not record impairment charges related to goodwill in 2025, 2024, or 2023.

NOTE 9: Intangible Assets

Intangible assets consisted of the following (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer relationships	$ 68,241	$ (14,843)	$ 53,398
Completed technologies	58,603	(31,110)	27,493
Trademarks	812	(610)	202
Non-compete agreements	60	(53)	7
Balance as of December 31, 2025	$ 127,716	$ (46,616)	$ 81,100

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer relationships	$ 67,781	$ (10,229)	$ 57,552
Completed technologies	58,373	(25,766)	32,607
Trademarks	810	(337)	473
Non-compete agreements	340	(288)	52
Balance as of December 31, 2024	$ 127,304	$ (36,620)	$ 90,684

The Company did not record impairment charges related to intangible assets in 2025, 2024, or 2023.

Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows (in thousands):

Year Ended December 31,	Amount
2026	$ 9,832
2027	8,906
2028	8,176
2029	8,176
2030	7,633
Thereafter	38,377
	$ 81,100

NOTE 10: Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,	
	2025	2024
Incentive compensation	$ **35,688**	$ 18,735
Foreign retirement obligations	**10,726**	10,445
Salaries and payroll taxes	**8,170**	5,123
Warranty obligations	**5,474**	5,140
Vacation	**5,162**	3,945
Other	**26,177**	28,372
	$ **91,397**	$ 71,760

The changes in the warranty obligation were as follows (in thousands):

Balance as of December 31, 2022	$	4,375
Provisions for warranties issued during the period		2,940
Fulfillment of warranty obligations		(3,078)
Foreign exchange rate changes		7
Balance as of December 31, 2023		4,244
Provisions for warranties issued during the period		4,794
Fulfillment of warranty obligations		(3,883)
Foreign exchange rate changes		(15)
Balance as of December 31, 2024		5,140
Provisions for warranties issued during the period		3,468
Fulfillment of warranty obligations		(3,138)
Foreign exchange rate changes		4
Balance as of December 31, 2025	$	5,474

NOTE 11: Commitments and Contingencies

As of December 31, 2025, the Company had outstanding purchase orders totaling $57,690,000 to procure inventory from various vendors. Certain of these purchase orders may be canceled by the Company, subject to cancellation penalties. These purchase commitments relate primarily to expected sales in 2026.

A significant portion of the Company's outstanding inventory purchase orders as of December 31, 2025, as well as additional preauthorized commitments to procure strategic components based on the Company's expected customer demand, are placed with the Company's primary contract manufacturer for the Company's assembled products. The Company purchased $5,042,000, $17,461,000, and $10,616,000 in 2025, 2024, or 2023, respectively, of inventories as a result of the Company's obligation to purchase any non-cancelable and non-returnable components that have been purchased by the contract manufacturer with the Company's preauthorization, when these components have not been consumed within the period defined in the terms of the Company's agreement with this contract manufacturer. While the Company typically expects such purchased components to be used in future production of Cognex finished goods, these components are considered in the Company's reserve estimate for excess and obsolete inventory. Furthermore, the Company accrues for losses on commitments for the future purchase of non-cancelable and non-returnable components from this contract manufacturer at the time that circumstances, such as changes in demand, indicate that the value of the components may not be recoverable, the loss is probable, and management has the ability to reasonably estimate the amount of the loss.

Various claims and legal proceedings generally incidental to the normal course of business are pending or threatened on behalf of or against the Company. While we cannot predict the outcome of these matters, we believe that any liability arising from them will not have a material adverse effect on our financial position, liquidity, or results of operations.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: Indemnification Provisions

Except as limited by Massachusetts law, the by-laws of the Company require it to indemnify certain current or former directors, officers, and employees of the Company against expenses incurred by them in connection with each proceeding in which he or she is involved as a result of serving or having served in certain capacities. Indemnification is not available with respect to a proceeding as to which it has been adjudicated that the person did not act in good faith in the reasonable belief that the action was in the best interests of the Company. The maximum potential amount of future payments the Company could be required to make under these provisions is unlimited. The Company has never incurred significant costs related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is not material.

In the ordinary course of business, the Company may accept standard limited indemnification provisions in connection with the sale of its products, whereby it indemnifies its customers for certain direct damages incurred in connection with third-party patent or other intellectual property infringement claims with respect to the use of the Company's products. The maximum potential amount of future payments the Company could be required to make under these provisions is, in many, but not all instances, subject to fixed monetary limits. The Company has never incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is not material.

In the ordinary course of business, the Company also accepts limited indemnification provisions from time to time, whereby it indemnifies customers for certain direct damages incurred in connection with bodily injury and property damage arising from the use of the Company's products. Future payments the Company could be required to make under these provisions is generally recoverable under the Company's insurance policies. As a result of this coverage, and the fact that the Company has never incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions, the Company believes the estimated fair value of these provisions is not material.

NOTE 13: Derivative Instruments

The Company's foreign currency risk management strategy is designed to mitigate the potential financial impact of changes in the value of transactions and balances denominated in foreign currencies resulting from changes in foreign currency exchange rates. The Company enters into economic hedges utilizing foreign currency forward contracts with maturities of generally up to three months but not greater than one year to manage the exposure to fluctuations in foreign currency exchange rates arising primarily from foreign-denominated receivables and payables. The gains and losses on these derivatives are intended to be offset by the changes in the fair value of the assets and liabilities being hedged. These economic hedges are not designated as hedging instruments for hedge accounting treatment.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company had the following outstanding forward contracts (in thousands):

Currency	December 31, 2025 Notional Value	December 31, 2025 USD Equivalent	December 31, 2024 Notional Value	December 31, 2024 USD Equivalent
Derivatives Not Designated as Hedging Instruments:				
Mexican Peso	**160,000**	**$ 8,881**	220,000	$ 10,701
Hungarian Forint	**2,500,000**	**7,600**	2,360,000	5,951
Korean Won	**9,000,000**	**6,239**	—	—
British Pound	**4,000**	**5,383**	3,200	4,008
Indian Rupee	**400,000**	**4,436**	—	—
Chinese Renminbi	**20,000**	**2,865**	95,000	12,990
Japanese Yen	**400,000**	**2,563**	2,000,000	12,789
Singapore Dollar [(1)]	**—**	**—**	40,000	29,457
Euro	**—**	**—**	25,000	26,029
Swiss Franc	**—**	**—**	2,200	2,432
Canadian Dollar	**—**	**—**	2,000	1,390

(1) In January 2026, the Company entered into a forward contract for the Singapore Dollar with a notional value of S$34 million and a USD equivalent of $27 million.

Information regarding the fair value of the outstanding forward contracts was as follows (in thousands):

	Asset Derivatives				Liability Derivatives			
			Fair Value				Fair Value	
	Balance Sheet Location	**Fair Value Level**	**December 31, 2025**	December 31, 2024	**Balance Sheet Location**	**Fair Value Level**	**December 31, 2025**	December 31, 2024
Derivatives Not Designated as Hedging Instruments:								
Economic hedge forward contracts	Prepaid expenses and other current assets	Level 2	**$ 791**	**$ 689**	Accrued expenses	Level 2	**$ 367**	**$ 757**

The following table summarizes the gross activity for all derivative assets and liabilities which were presented on a net basis on the Consolidated Balance Sheets due to the right of offset with each counterparty (in thousands):

Asset Derivatives	**December 31, 2025**	December 31, 2024	Liability Derivatives	**December 31, 2025**	December 31, 2024
Gross amounts of recognized assets	**$ 791**	**$ 689**	Gross amounts of recognized liabilities	**$ 367**	**$ 757**
Gross amounts offset	**—**	—	Gross amounts offset	**—**	—
Net amount of assets presented	**$ 791**	$ 689	Net amount of liabilities presented	**$ 367**	$ 757

Information regarding the effect of derivative instruments, net of the underlying exposure, on the consolidated financial statements was as follows (in thousands):

	Location in Financial Statements	Year Ended December 31,		
		2025	2024	2023
Derivatives Not Designated as Hedging Instruments:				
Gains (losses) recognized in current operations	Foreign currency gain (loss)	$ **1,368**	$ 1,945	$ (10,023)

NOTE 14: Revenue Recognition

The following table summarizes disaggregated revenue information by geographic area based on the customer's country of domicile (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Americas	$ **407,288**	$ 350,155	$ 330,415
Europe	**251,638**	217,880	220,665
Greater China	**158,456**	164,147	164,115
Other Asia	**176,977**	182,333	122,352
	$ **994,359**	$ 914,515	$ 837,547

The following table summarizes disaggregated revenue information by revenue type (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Standard products and services [1]	$ **880,015**	$ 795,319	$ 734,140
Application-specific customer solutions	**114,344**	119,196	103,407
	$ **994,359**	$ 914,515	$ 837,547

[1] In 2025, the Company entered into a commercial partnership with a strategic channel partner (the "Partner") to better serve Original Equipment Manufacturer (OEM) customers in the specialized field of medical lab automation. Through 2030, the Partner has exclusive rights to sell machine vision hardware in combination with licensed Company software, in exchange for annual minimum license fees paid to the Company. The contract includes a substantive termination penalty if the contract is cancelled by the Partner. As such, the Company recognized the minimum license fees as revenue in 2025, at the point in time when the Partner received access to the software. Also in 2025, the Company transferred related inventories at cost to the Partner. As a result of the upfront recognition of the license revenue and transfer of inventories, the Company recognized one-time revenue of approximately $13 million in 2025, which is included in the "Standard products and services" amount in the table above.

Costs to Fulfill a Contract

Costs to fulfill customer contracts are included in "Prepaid expenses and other current assets" on the Consolidated Balance Sheets and amounted to $10,592,000, $10,705,000, and $13,265,000 as of December 31, 2025, 2024, and 2023, respectively. Costs to fulfill customer contracts are amortized when the Company transfers the promised goods and services to the customer. The amount of amortization during 2025 related to costs deferred as of December 31, 2024 amounted to $9,831,000, and the amount of amortization during 2024 related to costs deferred as of December 31, 2023 amounted to $12,512,000.

Accounts Receivable

Accounts receivable represent amounts billed and currently due from customers which are reported at their net estimated realizable value. The Company maintains an allowance against its accounts receivable for credit losses.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes changes in the allowance for credit losses (in thousands):

	Amount
Balance as of December 31, 2023	$ 583
Increases to the allowance for credit losses	459
Write-offs, net of recoveries	(222)
Foreign exchange rate changes	7
Balance as of December 31, 2024	827
Increases to the allowance for credit losses	477
Write-offs, net of recoveries	(555)
Foreign exchange rate changes	(21)
Balance as of December 31, 2025	$ 728

Contract Assets

The following table summarizes the contract assets (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Unbilled revenue	$ 16,980	$ 3,055	$ 2,402

Contract assets consist of unbilled revenue which arises when revenue is recognized in advance of billing primarily for certain application-specific customer solutions contracts, as well as for upfront license revenue recognized in connection with the strategic channel partnership mentioned above. Our rights to consideration are generally unconditional at the time our performance obligations are satisfied. The increase in unbilled revenue as of December 31, 2025 was primarily due to $10,365,000 of upfront license revenue recognized in 2025 in connection with the strategic channel partnership. Although the license revenue was recognized upfront, payments are expected to be received over the duration of the partnership, resulting in unbilled revenue.

Contract Liabilities

Contract liabilities consist of deferred revenue and customer deposits which arise when amounts are billed to or collected from customers in advance of revenue recognition.

The following table summarizes the deferred revenue and customer deposits activity (in thousands):

	Amount
Balance as of December 31, 2023	$ 31,525
Deferral of revenue billed in the current period, net of recognition	21,998
Recognition of revenue deferred in prior period	(28,108)
Foreign exchange rate changes	(380)
Balance as of December 31, 2024	25,035
Deferral of revenue billed in the current period, net of recognition	18,100
Recognition of revenue deferred in prior period	(22,728)
Foreign exchange rate changes	687
Balance as of December 31, 2025	$ 21,094

As a practical expedient, the Company has elected not to disclose the aggregate amount of the transaction price allocated to unsatisfied performance obligations for contracts that have an original expected duration of less than one year. The remaining unsatisfied performance obligations for contracts that have an original expected duration of more than one year, primarily related to extended hardware warranties, are not material.

NOTE 15: Shareholders' Equity

Preferred Stock

The Company has 400,000 shares of authorized but unissued $.01 par value preferred stock.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Common Stock

The Company has 300,000,000 shares of authorized $.002 par value common stock.

Each outstanding share of common stock entitles the record holder to one vote on all matters submitted to a vote of the Company's shareholders. Common shareholders are also entitled to dividends when and if declared by the Company's Board of Directors (the "Board").

Stock Repurchases

In March 2022, the Board authorized a program providing for the repurchase of up to $500,000,000 of the Company's common stock (the "Program"). Under the Program, in addition to repurchases made in prior years, the Company repurchased 1,723,000 shares at a cost of $79,794,000 in 2023, 1,711,000 shares at a cost of $67,085,000 in 2024, and 4,234,000 shares at a cost of $151,233,000 in 2025, leaving a remaining balance of $115,020,000 as of December 31, 2025. On February 11, 2026, the Board authorized the repurchase of an additional $500,000,000 of the Company's common stock upon completion of the Program.

The Company may repurchase shares under these programs in future periods depending on a variety of factors, including, among other things, the impact of dilution from employee stock awards, stock price, share availability, and cash requirements. The Company is authorized to make repurchases of its common stock through open market purchases, pursuant to Rule 10b5-1 trading plans, or in privately negotiated transactions.

Dividends

The Board declared and paid cash dividends of $0.070 per share in the first, second, and third quarters of 2023, $0.075 per share in the fourth quarter of 2023 and in the first, second, and third quarters of 2024, and $0.080 per share in the fourth quarter of 2024 and in the first, second, and third quarters of 2025. The dividend was increased to $0.085 per share in the fourth quarter of 2025.

Future dividends will be declared at the discretion of the Board and will depend on such factors as the Board deems relevant, including, among other things, the Company's ability to generate positive cash flow from operations.

NOTE 16: Stock-Based Compensation

Stock Plans

The Company's stock-based awards that result in compensation expense consist of stock options, restricted stock units ("RSUs"), and performance restricted stock units ("PRSUs"). In May 2023, the shareholders of the Company approved the Cognex Corporation 2023 Stock Option and Incentive Plan (the "2023 Plan"). The 2023 Plan permits awards of stock options (both incentive and non-qualified options), stock appreciation rights, RSUs, and PRSUs. Up to 8,100,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events) may be issued pursuant to awards granted under the 2023 Plan. In connection with the approval of the 2023 Plan, no further awards will be made under the Cognex Corporation 2001 General Stock Option Plan, as amended and restated (the "2001 Plan"), and the Cognex Corporation 2007 Stock Option and Incentive Plan, as amended and restated (the "2007 Plan"). With the approval of the 2023 Plan, the 10,610,800 shares of common stock subject to awards granted under the 2001 Plan and the 2007 Plan that were outstanding as of May 3, 2023 may become eligible for issuance under the 2023 Plan if such awards are forfeited, cancelled, or otherwise terminated (other than by exercise) (the "Carryover Shares"). As of December 31, 2025, forfeitures, cancellations, and other terminations from the 2001 Plan and the 2007 Plan have resulted in 1,584,542 Carryover Shares, raising the authorized total shares that may be issued under the 2023 Plan to 9,684,542.

As of December 31, 2025, the Company had 4,006,000 shares available for issuance under its stock plans. Stock options are granted with an exercise price equal to the market value of the Company's common stock at the grant date and generally vest over five years based on continuous employment and expire ten years from the grant date. RSUs generally vest upon three years of continuous employment or incrementally over such three year period. PRSUs generally vest upon three years of continuous employment and achievement of performance criteria established by the Compensation Committee of our Board of Directors on or prior to the grant date. Participants are not entitled to dividends on stock options, RSUs, or PRSUs.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

<u>Stock Options</u>

The following table summarizes the Company's stock option activity:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2024	9,543	$ 49.40		
Granted	1,669	32.38		
Exercised	(265)	24.36		
Forfeited or expired	(557)	48.57		
Outstanding as of December 31, 2025	**10,390**	**$ 47.35**	**5.45**	**$ 9,725**
Exercisable as of December 31, 2025	**6,007**	**$ 51.47**	**3.55**	**$ 3,531**
Options vested or expected to vest as of December 31, 2025 [1]	**9,551**	**$ 48.17**	**5.18**	**$ 7,949**

[1] In addition to the vested options, the Company expects a portion of the unvested options to vest at some point in the future. Options expected to vest are calculated by applying an estimated forfeiture rate to the unvested options.

The total cash received as a result of stock option exercises was $6,432,000 in 2025, $6,011,000 in 2024, and $11,104,000 in 2023. In connection with these exercises, the tax benefit (expense) realized by the Company was $1,802,000 in 2025, $(4,021,000) in 2024, and $(4,691,000) in 2023.

The fair values of stock options granted in each period presented were estimated using the following weighted-average assumptions:

	Year Ended December 31,		
	2025	2024	2023
Risk-free rate	**4.3 %**	4.3 %	4.0 %
Expected dividend yield	**0.99 %**	0.76 %	0.61 %
Expected volatility	**39 %**	39 %	39 %
Expected term (in years)	**5.1**	4.7	5.0

Risk-free rate

The risk-free rate was based on a treasury instrument whose term was consistent with the contractual term of the option.

Expected dividend yield

The current dividend yield was calculated by annualizing the cash dividend declared by the Board and dividing that result by the closing stock price on the grant date.

Expected volatility

The expected volatility was based on a combination of historical volatility of the Company's common stock over the contractual term of the option and implied volatility for traded options of the Company's stock.

Expected term

The expected term was derived from the binomial lattice model from the impact of events that trigger exercises over time.

The weighted-average grant-date fair value of stock options granted was $12.14 in 2025, $14.89 in 2024, and $17.76 in 2023.

The total intrinsic value of stock options exercised was $4,179,000 in 2025, $4,626,000 in 2024, and $6,227,000 in 2023. The total fair value of stock options vested was $24,197,000 in 2025, $29,309,000 in 2024, and $34,751,000 in 2023.

Restricted Stock Units (RSUs)

The following table summarizes the Company's RSUs activity:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Nonvested as of December 31, 2024	1,690	$ 44.75
Granted	1,320	32.80
Vested	(731)	49.18
Forfeited or expired	(163)	37.58
Nonvested as of December 31, 2025	2,116	$ 36.32

The fair value of RSUs was determined based on the observable market price of the Company's stock on the grant date less the present value of expected future dividends. The weighted-average grant-date fair value of RSUs granted was $32.80 in 2025, $38.90 in 2024, and $46.14 in 2023. There were 731,000, 429,000, and 521,000 RSUs that vested in 2025, 2024, and 2023, respectively.

Tax obligations for vested RSUs are settled by withholding a portion of the shares prior to distribution to the shareholder. The total cash used by the Company to fund the tax payments was $6,877,000 in 2025, $5,017,000 in 2024, and $7,836,000 in 2023. In connection with these vested RSUs, the tax benefit (expense) realized by the Company was $(9,250,000) in 2025, $(7,401,000) in 2024, and $(3,229,000) in 2023.

Performance Restricted Stock Units (PRSUs)

The following table summarizes the Company's PRSUs activity:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Nonvested as of December 31, 2024	134	$ 46.82
Granted	184	32.14
Vested	—	—
Forfeited or expired	(33)	62.49
Nonvested as of December 31, 2025	285	$ 35.53

During 2025, the Company granted PRSUs that vest upon the achievement of (1) a service condition of three years of continuous employment and (2) a performance condition established by the Compensation Committee of the Board as of the grant date. The number of shares earned could range between 0% and 120% based on achievement of the performance condition, which includes certain financial targets over the three year measurement period. The fair value of these PRSUs is calculated based on the observable market price of the Company's stock on the grant date less the present value of expected future dividends. Compensation expense for these PRSUs is recognized based on the probable outcome of the performance condition with a cumulative catch-up adjustment for prior periods in the period that the probable outcome changes.

During 2023 and 2024, the Company granted PRSUs that vest upon the satisfaction of service and market conditions stipulated in the award grant. The fair value of these awards was determined using a Monte Carlo simulation model to estimate the probability of meeting those conditions.

The weighted average grant-date fair value of PRSUs granted was $32.14 in 2025, $39.05 in 2024, and $44.86 in 2023. No PRSUs vested in 2025, 2024, and 2023.

Stock-Based Compensation Expense

The Company stratifies its employee population into two groups: one consisting of senior management and another consisting of all other employees. The Company currently applies an estimated annual forfeiture rate of 11% to all stock-based awards for senior management and a rate of 13% for all other employees. Each year during the first quarter, the Company revises its forfeiture rate based on updated estimates of employee turnover. Credits of $4,789,000, $1,832,000, and $234,000 were recorded in 2025, 2024, and 2023, respectively, to true up previously recorded compensation expense for this forfeiture rate revision.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025, total unrecognized compensation expense, net of estimated forfeitures, related to non-vested stock-based awards, including stock options, RSUs, and PRSUs, was $48,015,000, which is expected to be recognized over a weighted-average period of 1.5 years.

The total stock-based compensation expense and the related income tax benefit recognized was $48,517,000 and $6,820,000, respectively, in 2025, $52,443,000 and $8,387,000, respectively, in 2024, and $54,768,000 and $8,442,000, respectively, in 2023. No compensation expense was capitalized in 2025, 2024, or 2023.

The following table presents the stock-based compensation expense by caption for each period presented on the Consolidated Statements of Operations (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cost of revenue	$ 2,216	$ 1,966	$ 1,979
Research, development, and engineering	15,336	14,628	16,480
Selling, general, and administrative	30,965	35,849	36,309
	$ 48,517	$ 52,443	$ 54,768

NOTE 17: Employee Savings Plan

Under the Company's Employee Savings Plan, a defined contribution plan, all U.S. employees who have attained age 21 may contribute up to 100% of their pay on a pre-tax basis under the Company's Employee Savings Plan, subject to the annual dollar limitations established by the Internal Revenue Service ("IRS"). The Company matches 50% of the first 6% of pay an employee contributes. Company contributions vest 25%, 50%, 75%, and 100% after one, two, three, and four years of continuous employment with the Company, respectively. Company contributions totaled $3,590,000 in 2025, $3,535,000 in 2024, and $3,392,000 in 2023. Cognex stock is not an investment alternative and Company contributions are not made in the form of Cognex stock.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: Income Taxes

In 2025, the Company adopted ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments require public business entities to disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. They also require all entities to disclose income taxes paid, net of refunds received, disaggregated by federal, state, and foreign taxes and by individual jurisdictions in which income taxes paid, net of refunds received, is equal to or greater than five percent of total income taxes paid. These changes have been applied prospectively.

Income from continuing operations before income tax expense consisted of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Domestic	**73,505**	35,253	16,039
Foreign	**109,297**	96,236	119,309
	182,802	131,489	135,348

Income tax expense consisted of the following (in thousands):

	Year Ended December 31,					
	2025		2024		2023	
Current:						
Federal	$	**4,576**	$	28,009	$	29,084
State		**4,440**		4,524		3,544
Foreign		**19,647**		12,795		9,207
		28,663		45,328		41,835
Deferred:						
Federal		**30,481**		(22,273)		(24,731)
State		**668**		(1,324)		(5,877)
Foreign		**8,548**		3,587		10,887
		39,697		(20,010)		(19,721)
	$	**68,360**	$	25,318	$	22,114

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effective Tax Rate Reconciliation

A reconciliation of the U.S. federal statutory corporate tax rate to the Company's income tax expense, or effective tax rate, presented in accordance with the prospectively adopted ASU 2023-09, was as follows for the year ended December 31, 2025:

	Year Ended December 31, 2025	
	$	**%**
U.S. federal statutory income tax rate	**$38,397**	**21.0 %**
State and local tax effects [1]	**3,629**	**2.0 %**
Foreign tax effects		
Ireland		
Foreign rate differential	**(4,355)**	**(2.4)%**
Transfer pricing adjustment	**2,185**	**1.2 %**
Other	**594**	**0.3 %**
Japan	**1,325**	**0.7 %**
Germany	**1,232**	**0.7 %**
China	**2,421**	**1.3 %**
Other jurisdictions	**688**	**0.4 %**
Tax on Unremitted Foreign Earnings	**(414)**	**(0.2)%**
Changes in tax rate due to new enacted law	**33,237**	**18.2 %**
Cross-border tax laws		
Net CFC Tested Income	**4,112**	**2.2 %**
Foreign tax credits	**(16,257)**	**(8.9)%**
Other	**302**	**0.2 %**
Tax credits		
R&D tax credits	**(3,186)**	**(1.7)%**
Valuation allowance changes	**272**	**0.1 %**
Non-taxable items		
Share based compensation	**4,370**	**2.4 %**
Other	**576**	**0.3 %**
Unrecognized tax benefits	**(1,055)**	**(0.6)%**
All other adjustments not categorized	**287**	**0.2 %**
Total worldwide effective tax expense and rate	**68,360**	**37.4 %**

[1] State Taxes in California, Illinois, Massachusetts, Michigan, Minnesota, Pennsylvania, and Tennessee made up the majority (greater than 50%) of tax effect in this category.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the U.S. federal statutory corporate tax rate to the Company's income tax expense, or effective tax rate, was as follows for the years ended December 31, 2024 and December 31, 2023:

	Year Ended December 31,	
	2024	2023
Income tax expense at U.S. federal statutory corporate tax rate	21 %	21 %
State income taxes, net of federal benefit	2	1
Foreign tax rate differential	(4)	(6)
Tax credits	(3)	(3)
Taxation on multinational operations	(5)	(3)
Tax reserves	1	3
Limitation on deduction for executive compensation	1	2
Discrete tax expense related to employee stock-based compensation	2	1
Discrete tax benefit for audit settlements	1	—
Discrete tax expense for foreign earnings not indefinitely reinvested	1	—
Discrete tax expense related to tax return filings	—	2
Discrete tax expense related to rate revaluation on state tax assets	—	2
Discrete tax benefit related to GILTI adjustments	—	(2)
Discrete tax benefit for release of valuation allowance	—	(4)
Other	2	2
Income tax expense	19 %	16 %

<u>Tax Reserves</u>

The changes in gross amounts of unrecognized tax benefits, excluding interest and penalties, were as follows (in thousands):

Balance of reserve for income taxes as of December 31, 2022	$ 13,647
Reductions as a result of tax positions taken in prior periods	(242)
Additions as a result of tax positions taken in prior periods	12,556
Additions as a result of tax positions taken in the current period	1,877
Reductions relating to settlements with taxing authorities	(1,230)
Reductions as a result of the expiration of the applicable statutes of limitations	(894)
Balance of reserve for income taxes as of December 31, 2023	25,714
Reductions as a result of tax positions taken in prior periods	(39)
Additions as a result of tax positions taken in prior periods	208
Additions as a result of tax positions taken in the current period	1,935
Reductions relating to settlements with taxing authorities	(2,751)
Reductions as a result of the expiration of the applicable statutes of limitations	(1,331)
Balance of reserve for income taxes as of December 31, 2024	23,736
Reductions as a result of tax positions taken in prior periods	(1,597)
Additions as a result of tax positions taken in prior periods	825
Additions as a result of tax positions taken in the current period	1,853
Reductions relating to settlements with taxing authorities	—
Reductions as a result of the expiration of the applicable statutes of limitations	(3,547)
Balance of reserve for income taxes as of December 31, 2025	$ 21,270

The Company's reserve for income taxes, including gross interest and penalties, was $27,042,000 as of December 31, 2025, of which $24,269,000 was classified as a non-current liability and $2,773,000 was classified as an offset to deferred tax assets. The Company's reserve for income taxes, including gross interest and penalties, was $28,733,000 as of December 31, 2024, of which $26,365,000 was classified as a non-current liability and $2,368,000 was classified as an offset to deferred tax assets. The amount of gross interest and penalties included in these balances was $5,773,000 and $4,997,000 as of December 31, 2025 and 2024, respectively. If the Company's

tax positions were sustained or the statutes of limitations related to certain positions expired, these reserves would be released and income tax expense would be reduced in a future period.

The Company has defined its major tax jurisdictions as the United States, Ireland, China, Japan, and Korea and within the United States, Massachusetts. The statutory tax rate is 12.5% in Ireland, 25% in China, 34.7% in Japan, and 20.9% in Korea, compared to the U.S. federal statutory corporate tax rate of 21%. These differences resulted in a favorable impact to the effective tax rate for all periods presented as shown in the Effective Tax Rate Reconciliation section. Management has determined that earnings from its legal entities in China will be indefinitely reinvested to provide local funding for growth, and that earnings from all other jurisdictions will not be indefinitely reinvested. The Company recorded non-current deferred tax liabilities of $986,000 and $1,400,000 in 2025 and 2024, respectively, with respect to earnings that are not indefinitely reinvested.

In 2023, the Company qualified for a tax holiday in China, which can be renewed every three years. A portion of the Company's business in China operates under this tax incentive program, which expires at the end of fiscal year 2026. This tax incentive may be extended if specific conditions are met. The net impact of this tax incentive program was to increase the Company's net income by approximately $977,000 in 2025 ($0.01 per share, diluted) and by approximately $845,000 in 2024 ($0.01 per share, basic and diluted). The tax effect of this benefit on net income per share for 2023 was not material.

Within the United States, the tax years 2021 through 2024 remain open to examination by the Internal Revenue Service ("IRS") and various state taxing authorities. The tax years 2013 through 2024 remain open to examination by various taxing authorities in foreign jurisdictions in which the Company operates. Management believes the Company is adequately reserved for these audits. The final determination of tax audits could result in favorable or unfavorable changes in our estimates. Any reserves associated with this audit period will not be released until the issue is settled or the audit is concluded.

Interest and penalties included in income tax expense were $1,689,000 in 2025, $2,145,000 in 2024, and $1,032,000 in 2023.

Cash paid for income taxes for the year ended December 31, 2025 was as follows:

		2025
U.S. federal	$	23,586
State and local		2,417
Japan		6,669
China		2,106
Other		7,553
Total income taxes paid	$	42,331

Cash paid for income taxes totaled $59,849,000 in 2024 and $56,618,000 in 2023.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Tax Assets and Liabilities

The tax effects of temporary differences and attributes that give rise to deferred income tax assets and liabilities as of December 31, 2025 and December 31, 2024 were as follows (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Intangible asset in connection with change in tax structure	$ **361,385**	$ 369,474
Capitalization of R&D expenses	**26,620**	35,948
Stock-based compensation expense	**21,617**	22,428
Tax credit carryforwards	**10,849**	10,186
Inventory and revenue related	**8,583**	8,355
Bonuses, commissions, and other compensation	**8,894**	6,949
Depreciation	**—**	2,877
Foreign net operating losses	**645**	1,306
Other	**1,607**	4,624
Total deferred tax assets	**440,200**	462,147
Valuation allowance	**(2,737)**	(2,515)
	$ **437,463**	$ 459,632
Deferred tax liabilities:		
NCTI (formerly GILTI) tax basis differences in connection with change in tax structure	$ **(274,026)**	$ (254,213)
Amortization	**(27,958)**	(29,008)
Depreciation	**(1,744)**	—
Reserve for unremitted foreign earnings	**(986)**	(1,400)
	$ **(304,714)**	$ (284,621)
Net deferred taxes	$ **132,749**	$ 175,011

Change in Tax Structure and Net CFC Tested Income

In 2019, the Company made changes to its international tax structure due to legislation by the European Union regarding low tax structures that resulted in an intercompany sale of intellectual property. As a result, the Company recorded an associated deferred tax asset of $437,500,000 in Ireland based on the fair value of the intellectual property that is being realized over fifteen years as future tax deductions. From a United States perspective, the sale was disregarded, and any future deductions claimed in Ireland are added back to taxable income as part of Net CFC Tested Income ("NCTI", formerly, Global Intangible Low-Taxed Income) minimum tax. The Company recorded an associated deferred tax liability of $350,000,000, representing the NCTI minimum tax related to the fair value of the intellectual property. On July 4, 2025, tax legislation known as One Big Beautiful Bill Act ("OBBBA") was enacted in the United States. OBBBA modified certain international tax provisions such as NCTI. As a result of this legislation, in 2025, the Company accrued a discrete tax expense of $33,237,000 to increase its NCTI deferred tax liability.

Other Deferred Tax Assets and Liabilities

Beginning in 2022, the Tax Cuts and Jobs Act eliminated the option to deduct research and development expenditures in the period incurred and required taxpayers to capitalize and amortize such expenditures over five or fifteen years, as applicable, pursuant to Section 174 of the Internal Revenue Code. Accordingly, the Company recorded deferred tax assets resulting from the capitalization of research and development expenditures. OBBBA modified the provisions contained in the Tax Cuts and Jobs Act to allow the deduction of domestic research and development expenditures in the period incurred beginning January 1, 2025. The Company has modified its deferred tax position accordingly.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025, the Company had foreign net operating loss carryforwards of $645,000, state tax credit carryforwards of $8,019,000 that will begin to expire for the 2033 tax return, and foreign tax credit carryforwards of $2,830,000, that will begin to expire for the 2028 tax return. As of December 31, 2024, the Company had foreign net operating loss carryforwards of $1,306,000, state tax credit carryforwards of $7,619,000, and foreign tax credit carryforwards of $2,567,000.

As of December 31, 2025, the Company had a valuation allowance for foreign net operation loss carryforwards of $549,000 and a valuation allowance for foreign tax credits of $2,188,000 that were not considered to be realized. As of December 31, 2024, the Company had a valuation allowance for foreign net operation loss carryforwards of 599,000 and a valuation allowance for foreign tax credits of $1,916,000 that was not considered to be realized. Should these credits be utilized in a future period, the reserve associated with these credits would be reversed in the period when it is determined that the credits can be utilized to offset future income tax liabilities.

While the deferred tax assets, net of valuation allowance, are not assured of realization, management has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized. In reaching this conclusion, we have evaluated certain relevant criteria including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating losses, and other carryforwards. Should the Company fail to generate sufficient pre-tax profits in future periods, we may be required to establish valuation allowances against these deferred tax assets, resulting in a charge to current operations in the period of determination.

NOTE 19: Earnings per Share

The following table shows the computation of basic and diluted earnings per share as follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2025	2024	2023
Net income	**114,442**	106,171	113,234
Basic weighted-average common shares outstanding	**168,049**	171,438	172,249
Effect of dilutive stock options	**1,318**	1,173	1,150
Diluted weighted-average common and common-equivalent shares outstanding	**169,367**	172,611	173,399
Earnings per share			
Basic	**0.68**	0.62	0.66
Diluted	**0.68**	0.62	0.65

The computation of diluted weighted-average common shares outstanding excludes the following weighted average anti-dilutive stock-based awards outstanding as follows (in thousands):

	2025	2024	2023
Stock options	**10,238**	8,497	6,854
Restricted stock units	**17**	—	—
Performance restricted stock units	**—**	—	—
Total weighted average anti-dilutive stock-based awards outstanding	**10,255**	8,497	6,854

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: Segment and Geographic Information

The Company operates in one segment, machine vision technology. The Company has a single, company-wide management team that administers operations as a whole rather than as discrete operating segments. The Company's chief operating decision maker is the chief executive officer, who assesses performance and allocates resources at the corporate level, as compared to the geography, product line, or end market levels. The Company offers a variety of machine vision products that have similar economic characteristics and are distributed by the same sales channels to the same types of customers.

The following table summarizes information about geographic areas (in thousands):

	United States		Europe		Greater China		Other		Total
Year Ended December 31, 2025									
Revenue	$	329,125	$	251,638	$	158,456	$	255,140	$	994,359
Long-lived assets		48,838		14,112		13,631		14,428	$	91,009
Year Ended December 31, 2024									
Revenue	$	306,766	$	217,880	$	164,147	$	225,722	$	914,515
Long-lived assets		56,948		15,655		14,844		16,025	$	103,472
Year Ended December 31, 2023									
Revenue	$	288,324	$	220,665	$	164,115	$	164,443	$	837,547
Long-lived assets		62,946		17,005		17,028		15,958	$	112,937

Revenue is presented geographically based on the customer's country of domicile.

Revenue from a single customer accounted for 15% and 10% of total revenue in 2025 and 2024, respectively. Revenue from this customer was not greater than 10% of total revenue in 2023. Accounts receivable from this customer were not greater than 10% of total accounts receivable as of December 31, 2025 and was 10% of total accounts receivable as of December 31, 2024.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The measure of segment profit or loss for the Company's single segment is net income. Segment expenses were disaggregated based on the information the chief operating decision maker uses to assess performance and allocate resources considering both quantitative and qualitative factors. The following table summarizes significant segment expenses, which represents the difference between segment revenue and segment net income, (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Revenue	$ 994,359	$ 914,515	$ 837,547
Less:			
Cost of revenue [(1)]	328,966	288,721	236,306
Gross profit	665,393	625,794	601,241
Less:			
Research, development, and engineering expenses			
Salaries and fringe benefits	75,690	79,544	78,762
Incentive compensation [(2)]	9,537	4,711	1,446
Stock-based compensation	15,336	14,628	16,480
Depreciation and amortization	2,628	3,229	3,056
Other segment expenses [(3)]	35,779	37,703	39,656
Total research, development, and engineering expenses	138,970	139,815	139,400
Selling, general, and administrative expenses			
Salaries and fringe benefits	174,526	179,898	166,612
Incentive compensation [(2)]	55,932	45,565	35,513
Stock-based compensation	30,965	35,849	36,309
Depreciation and amortization	15,759	16,936	11,759
Other segment expenses [(3)]	86,675	92,666	88,946
Total selling, general, and administrative expenses	363,857	370,914	339,139
Loss (recovery) from fire	—	—	(8,000)
Operating income	162,566	115,065	130,702
Foreign currency gain (loss)	(4,082)	1,531	(10,039)
Investment income	16,950	13,971	14,093
Other income (expense)	7,368	922	592
Income before income tax expense	182,802	131,489	135,348
Income tax expense	68,360	25,318	22,114
Net income	$ 114,442	$ 106,171	$ 113,234

[(1)] Cost of revenue includes depreciation and amortization expense (including amortization of acquired technologies) of $12,406,000, $12,524,000, and $7,065,000 for 2025, 2024, and 2023, respectively.

[(2)] Incentive compensation includes company bonus and sales commissions.

[(3)] Other segment expenses include outside services, prototyping materials, sales demonstration equipment, travel and entertainment, marketing programs, rent, and allocations, among other less significant expenses.

NOTE 21: Business Combinations

Moritex Corporation

On October 18, 2023, the Company acquired all the outstanding shares of Moritex Corporation ("Moritex"), a global provider of premium optical components based in Japan, for an enterprise value of ¥40 billion Japanese Yen, or approximately $270 million U.S. Dollars based on the closing date foreign exchange rate.

The cash-free, debt-free enterprise value was adjusted by cash acquired, debt assumed, and final working capital balances to arrive at total consideration to be allocated to assets acquired and liabilities assumed of ¥44,376,245,000 ($296,138,000 based on the closing date foreign exchange rate), of which ¥44,227,414,000

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($295,144,000) was paid in cash on the closing date and ¥148,831,000 ($994,000) was paid during the first quarter of 2024 as a purchase price adjustment based on the closing balance sheet. The Company acquired cash balances totaling $38,088,000 as part of this transaction, to arrive at a net cash outflow of $257,056,000 on the closing date. There was no contingent consideration as part of this transaction.

In the fourth quarter of 2024, the Company recorded measurement-period adjustments that increased goodwill by $6,478,000 and are reflected in the final purchase price allocation below. The adjustments consisted primarily of changes to deferred income tax liabilities based on the final push-down accounting for intangible assets to legal-entity jurisdictions, a reduction in customer relationships based on a methodology refinement, and changes to provisional assets and liabilities based on new information obtained within the one-year measurement period that refined initial estimates.

The portfolio of Moritex optical components allows us to expand our served market to include high-end lenses and lighting and provide our customers with a more complete product offering by replacing third-party components with Cognex-manufactured optical components. Moritex also provides the Company with a more substantial presence in Japan, which is an important machine vision market where we believe we can increase our share through a stronger local presence.

This transaction was accounted for as a business combination. Identifiable assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date, which were valued using level 3 inputs for intangible assets, inventories, and property, plant and equipment. Pro-forma information, as well as revenue and earnings from the date of the acquisition, are not presented because they are not material to the Company's consolidated financial statements. Transaction costs were approximately $5,800,000 and were expensed as incurred as part of SG&A expenses on the Consolidated Statement of Operations.

The purchase price was allocated as follows (in thousands):

Cash and cash equivalents	$	38,088
Accounts receivable		11,543
Inventories		21,882
Property, plant and equipment		19,805
Goodwill		151,525
Customer relationships		64,800
Completed technologies		32,300
Trademarks		850
Deferred income tax assets		4,162
Other assets		3,363
Accounts payable		(6,639)
Accrued expenses		(14,718)
Deferred income tax liabilities		(22,665)
Reserve for income taxes		(5,864)
Other liabilities		(2,294)
Purchase price	$	296,138

The customer relationships, completed technologies, and trademarks are included in "Intangible assets" on the Consolidated Balance Sheet. The customer relationships are being amortized to SG&A expenses over fifteen years, the completed technologies are being amortized to cost of revenue over nine years, and the trademarks are being amortized to SG&A expenses over three years. None of the acquired goodwill is deductible for tax purposes.

NOTE 22: Loss (Recovery) from Fire

On June 7, 2022, the Company's primary contract manufacturer experienced a fire at its plant in Indonesia, destroying a significant amount of Cognex inventories. In 2023, the Company recorded recoveries related to the fire of $8,000,000, consisting of $2,500,000 for proceeds received from the Company's insurance carrier in relation to a business interruption claim and $5,500,000 for proceeds received as part of a financial settlement for lost inventory and other losses incurred as a result of the fire.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23: Subsequent Events

On February 11, 2026, the Board declared a cash dividend of $0.085 per share. The dividend is payable March 12, 2026 to all shareholders of record as of the close of business on February 26, 2026.

On February 11, 2026, the Board authorized the repurchase of an additional $500,000,000 of the Company's common stock through open market purchases, privately negotiated transactions, or otherwise in compliance with applicable securities laws. The Board also reauthorized the Company to establish Rule 10b5-1 trading plans. Rule 10b5-1 trading plans allow companies to repurchase shares at times when they might otherwise be prevented from doing so by securities laws or because of self-imposed trading blackout periods. The Company may repurchase shares pursuant to its repurchase program depending upon a variety of factors, including, among other things, the impact of dilution from equity-based awards, stock price, share availability, and cash requirements.

On February 11, 2026, the Company disclosed its intent to divest its Japan-focused trading business, which was acquired as part of the Moritex acquisition, for a target purchase price between $10 million and $12 million, including the sale of related inventories. Divestiture of this business would not constitute a strategic shift that would have a major effect on the Company's operations or financial results. The Company is targeting a transaction close in the second quarter of 2026. Management is currently evaluating the financial statement impact; however, due the timing of related negotiations an estimate of such impact cannot be reasonably determined as of the date these financial statements were issued.

The Company evaluated subsequent events through February 12, 2026, the date the financial statements were issued. Other than the aforementioned items, there were no additional material recognized or unrecognized subsequent events identified.

COGNEX CORPORATION – SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Other	Balance at End of Period
				(In thousands)		
Allowance for Credit Losses on Accounts Receivable:						
2025	$ 827	$ 477	$ —	$ (555) (1)	$ (21) (2)	$ 728
2024	$ 583	$ 459	$ —	$ (222) (1)	$ 7 (2)	$ 827
2023	$ 730	$ 500	$ —	$ (645) (1)	$ (2) (2)	$ 583
Reserve for Sales Returns:						
2025	$ 2,518	$ 500	$ —	$ — (1)	$ — (2)	$ 3,018
2024	$ 2,018	$ 500	$ —	$ — (1)	$ — (2)	$ 2,518
2023	$ 1,518	$ 500	$ —	$ — (1)	$ — (2)	$ 2,018
Deferred Tax Valuation Allowance:						
2025	$ 2,515	$ 222	$ —	$ —	$ —	$ 2,737
2024	$ 943	$ 1,572	$ —	$ —	$ —	$ 2,515
2023	$ 7,661	$ —	$ —	$ (6,718)	$ —	$ 943

(1)   Specific write-offs

(2)   Foreign currency exchange rate changes

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no disagreements with accountants on accounting or financial disclosure during 2025 or 2024.

ITEM 9A: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 of the Exchange Act, the Company has evaluated, with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the effectiveness of its disclosure controls and procedures (as defined in such rules) as of the end of the period covered by this report. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of that date.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has evaluated the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm on Internal Control over Financial Reporting

The Company's internal control over financial reporting as of December 31, 2025 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the fourth quarter of the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Company continues to review its disclosure controls and procedures, including its internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that the Company's systems evolve with its business.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Cognex Corporation

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Cognex Corporation (a Massachusetts corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated February 12, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Boston, Massachusetts

February 12, 2026

ITEM 9B: OTHER INFORMATION

During the quarter ended December 31, 2025, none of the Company's directors or officers (as defined in Exchange Act Rule 16a-1(f)) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information with respect to Directors and Executive Officers of the Company and the other matters required by Item 10 shall be included in the Company's definitive Proxy Statement for its 2026 Annual Meeting of Shareholders and is incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics covering all employees, which is available, free of charge, on the Company's website, www.cognex.com under "Company-Investor Governance-Governance Documents". The Company intends to disclose on its website any amendments to or waivers of the Code of Business Conduct and Ethics on behalf of the Company's directors and executive officers that would otherwise be required to be disclosed under the rules of the SEC or The NASDAQ Stock Market LLC.

With respect to Item 408(b) of Regulation S-K, the Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to the Company's personnel, including its officers, directors, employees of the Company and its subsidiaries, and other covered persons. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19 to this Form 10-K. It also is the Company's policy to comply with applicable insider trading laws, rules and regulations, and any exchange listing standards when engaging in transactions in Company securities.

ITEM 11: EXECUTIVE COMPENSATION

Information with respect to executive compensation and the other matters required by Item 11 shall be included in the Company's definitive Proxy Statement for its 2026 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to security ownership and the other matters required by Item 12 shall be included in the Company's definitive Proxy Statement for its 2026 Annual Meeting of Shareholders and is incorporated herein by reference.

The following table provides information as of December 31, 2025 regarding shares of common stock that may be issued under the Company's existing equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights, and vesting of restricted stock units	Weighted-average exercise price of outstanding options, restricted stock units, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		
Equity compensation plans approved by shareholders [3]	12,791,000 [1]	$ 45.71	4,006,000 [2]
Equity compensation plans not approved by shareholders [3]	—	—	—
	12,791,000	$ 45.71	4,006,000

(1)   Includes shares to be issued upon exercise of outstanding options under the Company's 2023 Stock Option and Incentive Plan, the 2007 Stock Option and Incentive Plan, and subsequent to shareholder approval, the 2001 General Stock Option Plan, as amended and restated.

(2)   Includes shares remaining available for future issuance under the Company's 2023 Stock Option and Incentive Plan. This amount is subject to adjustment from "Carryover Shares" as defined in Note 16: Stock-Based Compensation.

(3)   All references made to share or per share amounts have been adjusted to reflect the two-for-one stock split which occurred in the fourth quarter of 2017.

The 2001 General Stock Option Plan was originally adopted by the Board of Directors in December 2001 without shareholder approval. In December 2011, this plan received shareholder approval for an amendment and restatement of the plan. This plan provided for the granting of nonqualified stock options and incentive stock options to any employee who was actively employed by the Company and was not an officer or director of the Company. The maximum number of shares of common stock that were available for grant under this plan was 38,440,000 shares. All option grants had an exercise price per share that was no less than the fair market value per share of the Company's common stock on the grant date and had a term that was no longer than ten years from the grant date. 32,544,411 stock options were granted under the 2001 General Stock Option Plan. With shareholder approval of the 2023 Stock Option and Incentive Plan in May 2023, no further shares may be granted from the 2001 General Stock Option Plan.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information with respect to certain relationships and related transactions and the other matters required by Item 13 shall be included in the Company's definitive Proxy Statement for its 2026 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

Information with respect to principal accounting fees and services and the other matters required by Item 14 shall be included in the Company's definitive Proxy Statement for its 2026 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1)   Financial Statements

The financial statements are included in Part II – Item 8 of this Annual Report on Form 10-K.

(2)   Financial Statement Schedule

Financial Statement Schedule II is included in Part II – Item 8 of this Annual Report on Form 10-K.

Other schedules are omitted because of the absence of conditions under which they are required or because the required information is provided in the consolidated financial statements or notes thereto.

(3)   Exhibits

The Exhibits filed as part of this Annual Report on Form 10-K are listed in the Exhibit Index, immediately preceding the signature page hereto.

ITEM 16: FORM 10-K SUMMARY

Not applicable.

EXHIBIT INDEX

EXHIBIT NUMBER	
3A	Restated Articles of Organization of Cognex Corporation effective June 27, 1989, as amended through May 5, 2016 (incorporated by reference to Exhibit 3.1 of Cognex's Quarterly Report on Form 10-Q for the quarter ended July 3, 2016 [File No. 1-34218])
3B	Articles of Amendment to the Articles of Organization of Cognex Corporation establishing Series E Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.2 to Cognex's Quarterly Report on Form 10-Q for the quarter ended July 3, 2016 [File No. 1-34218])
3C	Articles of Amendment to Restated Articles of Organization of Cognex Corporation, effective May 2, 2018 (incorporated by reference to Exhibit 4.2 of Cognex's Registration Statement on Form S-8 [Registration No. 333-224716])
3D	Articles of Amendment to Restated Articles of Organization of Cognex Corporation, effective April 26, 2019 (incorporated by reference to Exhibit 3.4 of Cognex's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 [File No. 1-34218])
3E	Second Amended and Restated By-laws of Cognex Corporation, effective February 19, 2025 (incorporated by reference to Exhibit 3.1 of Cognex's Current Report on Form 8-K, as filed with the SEC on February 20, 2025 [File No. 1-34218])
4A	Specimen Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4 to Cognex's Registration Statement on Form S-1 [Registration No. 33-29020])
4B	Description of Capital Stock (incorporated by reference to Exhibit 4B of Cognex's Annual Report on Form 10-K for the year ended December 31, 2019 [File No. 1-34218])
10A *	Cognex Corporation 2001 General Stock Option Plan, as amended and restated (incorporated by reference to Exhibit 99.1 to Cognex's Registration Statement on Form S-8 [Registration No. 333-224716])
10B *	Cognex Corporation 2007 Stock Option and Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10H of Cognex's Annual Report on Form 10-K for the year ended December 31, 2017 [File No. 1-34218])
10C *	Form of Indemnification Agreement with each of the Directors of Cognex Corporation (incorporated by reference to Exhibit 10R of Cognex's Annual Report on Form 10-K for the year ended December 31, 2013 [File No. 1-34218])
10D *	Employment Agreement, dated June 17, 2008, by and between Cognex Corporation and Robert Willett (incorporated by reference to Exhibit 10S of Cognex's Annual Report on Form 10-K for the year ended December 31, 2013 [File No. 1-34218])
10E *	Amendment to Employment Agreement with Robert Willett, dated November 14, 2008 (incorporated by reference to Exhibit 10T of Cognex's Annual Report on Form 10-K for the year ended December 31, 2013 [File No. 1-34218])
10F *	Form of Stock Option Agreement (Non-Qualified) under 2007 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10U of Cognex's Annual Report on Form 10-K for the year ended December 31, 2013 [File No. 1-34218])
10G *	Form of Stock Option Agreement under 2001 General Stock Option Plan (incorporated by reference to Exhibit 10O of Cognex's Annual Report on Form 10-K for the year ended December 31, 2017 [File No. 1-34218])
10H *	Summary of Cognex Annual Bonus Program (filed herewith)
10J *	Form of Restricted Stock Unit Agreement under the 2007 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10U of Cognex's Annual Report on Form 10-K for the year ended December 31, 2019 [File No. 1-34218])
10K *	Form of Performance Restricted Stock Unit Agreement under the 2007 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10L of Cognex's Annual Report on Form 10-K for the year ended December 31, 2021 [File No. 1-34218])
10L *	Cognex Corporation 2023 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 of Cognex's Current Report on Form 8-K, as filed with the SEC on May 4, 2023 [File No. 1-34218])
10M *	Form of Non-Qualified Stock Option Agreement under the Cognex Corporation 2023 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 of Cognex's Current Report on Form 8-K, as filed with the SEC on May 4, 2023 [File No. 1-34218])
10N *	Form of Restricted Stock Unit Award Agreement under the Cognex Corporation 2023 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3 of Cognex's Current Report on Form 8-K, as filed with the SEC on May 4, 2023 [File No. 1-34218])

10O *	Form of Performance Restricted Stock Unit Award Agreement under the Cognex Corporation 2023 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 of Cognex's Current Report on Form 8-K, as filed with the SEC on May 4, 2023 [File No. 1-34218])
10P *	Letter Agreement, dated January 3, 2024 between Cognex Corporation and Paul D. Todgham (incorporated by reference to Exhibit 10.1 Of Cognex's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 [File No. 1-34218])
10Q *	Relocation Letter Agreement, effective as of April 22, 2024, by and between Cognex Corporation and Dennis Fehr (incorporated by reference to Exhibit 10.1 of Cognex's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 [File No. 1-34218])
10R *	Transition Agreement, effective as of April 30, 2025, by and between Cognex Corporation and Robert Willett (incorporated by reference to Exhibit 10.1 of Cognex's Quarterly Report on Form 10-Q for the quarter ended June 29, 2025 [File No. 1-34218])
19	Cognex Corporation Insider Trading Policy (incorporated by reference to Exhibit 19 of Cognex's Annual Report on Form 10-K for the year ended December 31, 2024 [File No. 1-34218])
21	Subsidiaries of the registrant (filed herewith)
23.1	Consent of Grant Thornton LLP (filed herewith)
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (CEO) (filed herewith)
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (CFO) (filed herewith)
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (CEO) (furnished herewith)
32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (CFO) (furnished herewith)
97	Policy Relating to Recovery of Erroneously Awarded Compensation (as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1) (incorporated by reference to Exhibit 97 of Cognex's Annual Report on Form 10-K for the year ended December 31, 2023 [File No. 1-34218])
101.SCH	Inline XBRL Taxonomy Extension Schema Document (filed herewith)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (filed herewith)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (filed herewith)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (filed herewith)
101.DEF	Inline XBRL Taxonomy Extension Schema Document (filed herewith)
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101*.) (filed herewith)

* Indicated management contract or compensatory plan or arrangement

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 12th day of February 2026.

COGNEX CORPORATION

By: /s/ Matthew Moschner

Matthew Moschner

President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Matthew Moschner Matthew Moschner	President, Chief Executive Officer and Director (Principal Executive Officer)	February 12, 2026
/s/ Dennis Fehr Dennis Fehr	Senior Vice President of Finance and Chief Financial Officer (Principal Financial Officer)	February 12, 2026
/s/ Laura MacDonald Laura MacDonald	Vice President of Finance and Principal Accounting Officer (Principal Accounting Officer)	February 12, 2026
/s/ Sachin Lawande Sachin Lawande	Director	February 12, 2026
/s/ John Lee John Lee	Director	February 12, 2026
/s/ Angelos Papadimitriou Angelos Papadimitriou	Director	February 12, 2026
/s/ Marjorie Sennett Marjorie Sennett	Director	February 12, 2026
/s/ Anthony Sun Anthony Sun	Director	February 12, 2026
/s/ Robert J. Willett Robert J. Willett	Director	February 12, 2026

Non-GAAP Financial Measures

This report includes certain non-GAAP financial measures, including adjusted EBITDA and margin, adjusted net income and free cash flow. Cognex defines its non-GAAP metrics as follows:

Adjusted EBITDA and margin

Operating income adjusted for amortization of acquisition-related intangible assets and depreciation, as well as, if applicable, restructuring charges, reorganization charges, acquisition and integration costs and one-time discrete events.

Adjusted net income

Net income adjusted for amortization of acquisition-related intangible assets, as well as, if applicable, restructuring charges, reorganization charges, acquisition and integration costs, discrete tax items, and one-time discrete events.

Free cash flow

Cash provided by operating activities less cash for capital expenditures.

Free cash flow conversion rate

Free cash flow divided by adjusted net income.

Cognex believes these non-GAAP financial measures are helpful because they allow investors to more accurately compare results over multiple periods using the same methodology that management employs in its budgeting process, in its review of operating results, and for forecasting and planning for future periods. Cognex's definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Furthermore, these measures have certain limitations in that they do not include the impact of certain non-recurring expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, our non-GAAP financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

Please see the section "Reconciliation of Selected Items from GAAP to Non-GAAP" below for more detailed information regarding non-GAAP financial measures herein, including the items reflected in our adjusted financial metrics and a description of these adjustments.

COGNEX CORPORATION
RECONCILIATION OF SELECTED ITEMS FROM GAAP TO NON-GAAP
(Unaudited)
(In thousands)

	Three Months Ended:					
	December 31, 2025	September 28, 2025	June 29, 2025	March 30, 2025	December 31, 2024	September 29, 2024
Operating income (GAAP)	$ 35,276	$ 57,765	$ 43,433	$ 26,092	$ 30,840	$ 31,564
Acquisition and integration costs	423	393	470	780	974	1,243
Amortization of acquisition-related intangible assets	2,559	2,639	2,678	2,628	2,492	3,386
Reorganization charges	1,411	3,366	-	1,708	2,990	-
Excess and obsolete inventory charges	13,067	-	-	-	-	-
Adjusted operating income	$ 52,736	$ 64,163	$ 46,581	$ 31,208	$ 37,296	$ 36,193
GAAP operating income percentage of revenue	*14.0%*	*20.9%*	*17.4%*	*12.1%*	*13.4%*	*13.4%*
Adjusted operating income percentage of revenue	*20.9%*	*23.2%*	*18.7%*	*14.4%*	*16.2%*	*15.4%*
Depreciation (adjusted for amounts included in Acquisition and integration costs)	4,541	4,666	5,095	5,083	5,139	5,027
Adjusted EBITDA	$ 57,277	$ 68,829	$ 51,676	$ 36,291	$ 42,435	$ 41,220
Adjusted EBITDA margin percentage of revenue	*22.7%*	*24.9%*	*20.7%*	*16.8%*	*18.5%*	*17.6%*
Net income (GAAP)	$ 32,664	$ 17,664	$ 40,511	$ 23,603	$ 28,346	$ 29,591
Acquisition and integration costs	423	393	470	780	974	1,243
Amortization of acquisition-related intangible assets	2,559	2,639	2,678	2,628	2,492	3,386
Reorganization charges	1,411	3,366	-	1,708	2,990	-
Excess and obsolete inventory charges	13,067	-	-	-	-	-
Gain on sale of property	(5,053)	-	-	-	-	-
Discrete tax (benefit) expense	3,401	33,650	(211)	(307)	2,220	889
Tax impact of reconciling items	(2,117)	(1,615)	(891)	(1,365)	(2,008)	(1,176)
Adjusted net income	$ 46,355	$ 56,097	$ 42,557	$ 27,047	$ 35,014	$ 33,933
Cash provided by operating activities (GAAP)	$ 74,902	$ 87,485	$ 42,625	$ 40,502	$ 51,404	$ 56,271
Capital expenditures	(2,596)	(1,452)	(2,194)	(2,501)	(2,073)	(4,399)
Free cash flow	$ 72,306	$ 86,033	$ 40,431	$ 38,001	$ 49,331	$ 51,872

Description of Adjustments

In addition to reporting financial results in accordance with U.S. GAAP, the Company also provides various non-GAAP measures that incorporate adjustments for the impacts of special items. Adjustments incorporated in the preparation of these non-GAAP measures for the periods presented include the items described below:

Depreciation

The company incurs expense related to its normal use of property, plant and equipment.

Acquisition and integration costs

The Company has incurred charges related to the purchase and integration of acquired businesses. During the periods presented, these costs were primarily related to the ongoing integration of Moritex Corporation, which the company acquired in the fourth quarter of 2023.

Amortization of acquisition-related intangible assets

The Company excludes the amortization of acquired intangible assets from non-GAAP expense and income measures. These items are inconsistent in amount and frequency and are significantly impacted by the timing and size of acquisitions, and include the amortization of customer relationships, completed technologies, and trademarks that originated from prior acquisitions. The largest driver of intangible asset amortization was the acquisition of Moritex Corporation.

Reorganization charges

The Company has incurred charges related to the reorganization of its employees. During the twelve-month period ended December 31, 2025, these costs consisted primarily of severance.

Excess and obsolete inventory charges

The Company excluded excess and obsolete inventory charges from non-GAAP gross profit and income measures because it reflects a discrete, non-recurring inventory valuation adjustment driven by a comprehensive strategic product portfolio review under the Company's new leadership team and does not reflect the underlying operating performance of the business.

Gain on sale of property

The Company excludes gains and losses on the sale of property from non-GAAP net income measure. These amounts are not reflective of our core operating performance, can vary significantly from period to period based on the timing and size of dispositions, and reduce comparability across periods.

Discrete tax (benefit) expense and tax impact of reconciling items

Items unrelated to current period ordinary income or (loss) that generally relate to changes in tax laws, adjustments to prior period's actual liability determined upon filing tax returns, adjustments to previously recorded reserves for uncertain tax positions, establishments and adjustments of valuation allowances, stock based compensation, and adjustments to deferred tax positions.

We estimate the tax effect of items identified in the reconciliation by applying the statutory tax rate to the pre-tax amount.



One Vision Drive
Natick, MA 01760

2025 COGNEX BOARD OF DIRECTORS

Anthony Sun
Chairman, and Former Managing General Partner, Venrock Associates

Matt Moschner
President and Chief Executive Officer, Cognex Corporation

Sachin S. Lawande
President & Chief Executive Officer, Visteon Corporation

Dr. John T.C. Lee
President & Chief Executive Officer, MKS Inc.

Angelos Papadimitriou
Chairman, Masco Group

Dianne M. Parrotte
Independent Consultant

Marjorie T. Sennett
Former Managing Director, Farallon Capital Management, LLC

Robert J. Willett
Former Chief Executive Officer, Cognex Corporation

2025 COGNEX EXECUTIVE OFFICERS

Matt Moschner
President & Chief Executive Officer

Carl Gerst
Executive Vice President, Global Sales & Products

Dennis Fehr
Senior Vice President & Chief Financial Officer

Sheila DiPalma
Executive Vice President, Employee Services, Chief Culture Officer

Joerg Kuechen
Head of Corporate M&A

CORPORATE HEADQUARTERS

Cognex Corporation
One Vision Drive
Natick, Massachusetts 01760
Telephone: (508) 650-3000
www.cognex.com

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission is available free of charge upon written request to Cognex Investor Relations at the address above, or via online request at www.cognex.com/investor.

FORWARD-LOOKING STATEMENTS

This report, including the CEO's letter, may contain "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. For further information, please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report on Form 10-K filed with the SEC. A discussion regarding risks associated with forward-looking statements is included under the heading "Forward-Looking Statements." All information in this report is subject to change without notice.

This annual report includes certain non-GAAP financial measures. Definitions of these non-GAAP measures and a reconciliation of GAAP to non-GAAP measures are contained in this report.

Cognex, DataMan, and In-Sight are registered trademarks, and OneVision and SLX are trademarks, all owned by Cognex.

© Cognex Corp. 2026
All rights reserved.

ALL IN GOOD FUN

For many years, Cognex's annual reports have parodied well-known publications, pop culture touchstones, and timely themes to bring creativity to an otherwise traditional annual report. This annual report is not affiliated with Better Homes & Gardens or any other home, lifestyle, or gardening publication. The Better Homes & Gardens trademark is owned by Meredith Corporation, which has not authorized the use of its marks. The New Cook Book and Ina Garten are also third party marks used by Cognex for purposes of this parody. The owners of these marks are not associated with Cognex or this parody and have not expressly authorized the use of their marks. Nothing in this report should be construed as gardening advice, interior design guidance, or a guarantee of future blooms. And while Cognex machine vision solutions may help our customers design, build, and grow remarkable outcomes, there is nothing decorative, domestic, or horticultural about the advanced technology behind them.

TRANSFER AGENT

Computershare
www.computershare.com/investor

OUTSIDE LEGAL COUNSEL

Goodwin Procter LLP
Boston, Massachusetts

INDEPENDENT AUDITORS

Grant Thornton LLP
Boston, Massachusetts

DESIGN
PointOne Marketing & Design
www.pointonemarketing.com

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